

TIFFANY & CO.

TIFFANY & CO. YEAR-END REPORT 2006

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2007

NOTICE OF 2007 ANNUAL MEETING AND PROXY STATEMENT



TIFFANY & CO.

727 FIFTH AVENUE
NEW YORK, NEW YORK 10022
212 755 8000

March 27, 2007

Dear Stockholder:

We invite you to attend the Annual Meeting of Stockholders of Tiffany & Co. on Thursday May 17, 2007, 10:00 a.m., in the Roof/Penthouse of The St. Regis Hotel, 2 East 55th Street at Fifth Avenue, New York, N.Y.

Your participation in the affairs of Tiffany & Co. is critical. Therefore, whether or not you are able to attend, please vote your shares as soon as possible by completing and returning the enclosed proxy card, by calling the telephone number listed on the card or by accessing the Internet site to vote electronically.

The year 2006 was exciting and successful at Tiffany & Co. We added new stores, introduced a wide range of new products and generally met the financial growth objectives we had set at the start of the year.

Net sales increased 11% to $2.6 billion. Growth was geographically broad-based, reflecting strength in both the U.S. and overseas markets.

Worldwide comparable store sales rose 6% on a "constant-exchange-rate basis" which excludes the effect of translating foreign-currency-denominated sales into U.S. dollars. Worldwide results benefited from increases of 5% in the U.S. and 8% internationally.

Net earnings of $254 million matched the prior year. However, net earnings per diluted share increased 3% (from $1.75 to $1.80 on the basis of fewer shares outstanding) and earnings before income taxes increased 10%. Net earnings in 2005 benefited from a one-time income tax reduction of $0.16 per diluted share resulting from the American Jobs Creation Act of 2004.

Our return on average stockholders' equity was 14% and our balance sheet remained strong.

We increased the quarterly dividend rate by 25%, the fourth consecutive annual increase, expanded our stock repurchase program authorization by $700 million and spent $281 million to repurchase 8.1 million shares.

We maintained an active pace of store expansion. Specifically, we added five stores in the U.S. (Nashville, Indianapolis, Atlantic City, Tucson and Hawaii); three in China; four in Japan (and closed two); one in Korea (and closed one); and one each in Vienna, Austria, Monterrey, Mexico and Vancouver, Canada.

Also, we completed renovations of our Flagship stores on Fifth Avenue in New York and Old Bond Street in London. Both stores now better serve our customers in new, luxurious and welcoming settings.

By year-end, we were operating 167 TIFFANY & CO. stores and boutiques – 64 in the U.S. and 103 internationally – representing an 8% increase in the number of locations. TIFFANY & CO. products were also available in independently-operated locations in certain international markets. Our plans call for continued expansion around the world and we believe the opportunities are plentiful.

Tiffany.com also generated solid sales growth. We now have e-commerce websites in the U.S., the U.K., Canada and Japan, and we launched an informational website in China in 2006 to enhance brand awareness in that growing market.

Our multi-channel distribution capabilities are unmatched in the jewelry industry. We can effectively accommodate all the service preferences of our customers: whether they seek the personal expertise of our exceptional sales professionals or the speed and convenience of e-commerce and catalogs.

Market research confirms the strength and growing appeal of the TIFFANY & CO. brand and validates the success of our advertising, public relations and customer service initiatives. Our advertising can be seen in leading magazines and newspapers, as well as on the Internet and outdoor advertising. In addition, we offer e-mail updates to those customers who want to receive information about new products and holiday gift suggestions.

We launched an array of new products in 2006, including the exciting designs of Frank Gehry, who now brings his design genius to fine jewelry. Among the many other new designs were NOVO, a new brilliant cushion-cut solitaire diamond ring, STARS in platinum and diamonds, and new collections of sterling silver charms. We also added to our highly successful CELEBRATION, SWING and LEGACY collections.

Tiffany acquires its products and raw materials from socially and environmentally responsible producers because our customers expect nothing less. For more information on our standards, please see *Sustainability – Our Most Important Design*, which is available on our website.

Charles Lewis Tiffany, our founder, endowed the Company with a powerful legacy, and we believe that our management of the brand has honored him and provided for sustainable growth. This year marks the 170th anniversary for Tiffany. Our brand remains strong and we are determined to increase our profitability by expanding our distribution, introducing exciting new designs and continuing to provide exemplary customer service.

We know that exciting growth opportunities lie ahead of us and we are determined to successfully pursue them. Thank you for sharing our enthusiasm.

Sincerely,



Michael J. Kowalski

Chairman of the Board and Chief Executive Officer



James E. Quinn

President

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts, percentages and retail locations)	2006	2005	Increase (Decrease)
Net sales	$ 2,648,321	$ 2,395,153	11 %
Worldwide comparable store sales increase (on a constant-exchange-rate basis) *	6%	5%	
Earnings from operations	$ 415,435	$ 382,705	9 %
As a percentage of net sales	15.7%	15.9%	
Net earnings	$ 253,927	$ 254,655	-
As a percentage of net sales	9.6%	10.6%	
Net earnings per diluted share	$ 1.80	$ 1.75	3 %
Weighted-average number of diluted common shares	140,841	145,578	
Return on average assets	9.0%	9.4%	
Return on average stockholders' equity	14.0%	14.4%	
Total debt-to-equity ratio	28.7%	25.8%	
Cash flows from operating activities	$ 233,582	$ 262,691	(11)%
Cash dividends paid per share	$ 0.38	$ 0.30	27 %
Company-operated TIFFANY & CO. stores and boutiques	167	154	8 %

** See Non-GAAP Measures section in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for a reconciliation of GAAP to non-GAAP measures.*

All references to years relate to the fiscal year that ends on January 31 of the following calendar year.

Tiffany & Co. Year-End Report 2006

Table of Contents

Annual Report on Form 10-K for the fiscal year ended January 31, 2007

Proxy Statement for the 2007 Annual Meeting of Stockholders

Corporate Information

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission file no. 1-9494

TIFFANY & CO.

(Exact name of registrant as specified in its charter)

Delaware	**13-3228013**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
727 Fifth Avenue, New York, New York	**10022**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (212)755-8000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value per share	New York Stock Exchange
Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Annual Report on Form10-K or any amendment to this Annual Report on Form10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One).

Large Accelerated filer ☒ Accelerated filer ☐ Non-Accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of July 31, 2006 the aggregate market value of the registrant's voting and non-voting stock held by non-affiliates of the registrant was approximately $4,318,698,408 using the closing sales price on this day of $31.59. See Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. As of March 23, 2007, the registrant had outstanding 136,303,085 shares of its common stock, $.01 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE.

The following documents are incorporated by reference into this Annual Report on Form 10-K: Registrant's Proxy Statement Dated April 12, 2007 (Part III).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including information incorporated herein by reference, contains certain "forward-looking statements" concerning the Registrant's objectives and expectations with respect to store openings, sales, retail prices, gross margin, expenses, earnings per share, inventories, capital expenditures and cash flow. In addition, management makes other forward-looking statements from time to time concerning objectives and expectations. Statements beginning with such words as "believes", "intends", "plans", and "expects" include forward-looking statements that are based on management's expectations given facts as currently known by management on the date this Annual Report on Form 10-K was first filed with the Securities and Exchange Commission. All forward-looking statements involve risks, uncertainties and assumptions that, if they never materialize or prove incorrect, could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

The statements in this Annual Report on Form 10-K are made as of the date this Annual Report on Form 10-K was first filed with the Securities and Exchange Commission and the Registrant undertakes no obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changes in expectations or otherwise.

PART I

Item 1. Business.

a) General history of business.

Registrant (also referred to as the "Company") is the parent corporation of Tiffany and Company ("Tiffany"). Charles Lewis Tiffany founded Tiffany's business in 1837. He incorporated Tiffany in New York in 1868. Registrant acquired Tiffany in 1984 and completed the initial public offering of Registrant's Common Stock in 1987.

b) Financial information about industry segments.

Registrant's segment information for the fiscal years ended January 31, 2007, 2006 and 2005 is stated in Item 8. Financial Statements and Supplementary Data (see note R. "Segment Information").

c) Narrative description of business.

As used below, the terms "Fiscal 2006", "Fiscal 2005" and "Fiscal 2004" refer to the fiscal years ended on January 31, 2007, 2006 and 2005, respectively. Registrant is a holding company, and conducts all business through its subsidiary corporations.

DISTRIBUTION AND MARKETING

Channels of Distribution

For financial reporting purposes, Registrant categorizes its sales as follows:

U.S. Retail consists of retail sales transacted in TIFFANY & CO. stores in the United States and sales of TIFFANY & CO. products through business-to-business direct selling operations in the United States (see U.S. Retail below);

International Retail consists of sales in TIFFANY & CO. stores and department store boutiques outside the United States and, to a lesser extent, business-to-business, Internet and wholesale sales of TIFFANY & CO. products outside the United States (see International Retail below);

Direct Marketing consists of Internet and catalog sales of TIFFANY & CO. products in the United States (see Direct Marketing below); and

Other consists of worldwide sales of businesses operated under trademarks or tradenames other than TIFFANY & CO. (i.e., LITTLE SWITZERLAND and IRIDESSE). Other also includes wholesale sales of diamonds obtained through bulk purchases that are subsequently deemed not suitable for Tiffany's needs (see Other below).

Products

Registrant's principal product category is jewelry. It also sells timepieces, sterling silver goods (other than jewelry), china, crystal, stationery, fragrances and personal accessories.

Tiffany offers an extensive selection of TIFFANY & CO. brand jewelry at a wide range of prices. In Fiscal 2006, 2005 and 2004 approximately 83%, 82% and 82%, respectively, of Registrant's net sales were attributable to TIFFANY & CO. brand jewelry. Designs are developed by employees, suppliers, independent designers and independent "name" designers (see Designer Licenses below).

Retail Sales of TIFFANY & CO. Jewelry by Category*

Category	% to total U.S. Retail Sales 2006	% to total U.S. Retail Sales 2005	% to total U.S. Retail Sales 2004	% to total Japan Retail Sales 2006	% to total Japan Retail Sales 2005	% to total Japan Retail Sales 2004
A	31%	30%	28%	30%	29%	27%
B	14%	15%	14%	32%	30%	29%
C	9%	9%	9%	9%	9%	9%
D	31%	30%	31%	21%	23%	25%

A) This category includes most gemstone jewelry and gemstone band rings, other than engagement jewelry. Most jewelry in this category is constructed of platinum, although gold was used in approximately 16% of pieces in the U.S. and approximately 11% of pieces in Japan in 2006. Most items in this category contain diamonds, other gemstones or both. The average price-point for goods sold in 2006 for merchandise in this category was approximately $3,900 in the U.S. and approximately $1,800 in Japan.

B) This category includes diamond rings and wedding bands marketed to brides and grooms. Most jewelry in this category is constructed of platinum, although gold was used in approximately 6% of pieces in the U.S. and approximately 3% of pieces in Japan in 2006. Most sales in this category are of items containing diamonds. The average price-point for goods sold in 2006 for merchandise in this category was approximately $4,500 in the U.S. and approximately $1,600 in Japan.

C) This category generally consists of non-gemstone, gold or platinum jewelry, although small gemstones are used as accents in some pieces. The average price-point for goods sold in 2006 for merchandise in this category was approximately $1,000 in the U.S. and approximately $1,000 in Japan.

D) This category generally consists of non-gemstone, sterling silver jewelry, although small gemstones are used as accents in some pieces. The average price-point for goods sold in 2006 for merchandise in this category was approximately $190 in the U.S. and approximately $220 in Japan.

* Certain reclassifications have been made to the prior years' percentages to conform to current-year presentations.

In addition to jewelry, the Company sells TIFFANY & CO. brand merchandise in the following categories: timepieces and clocks; sterling silver merchandise, including flatware, hollowware (tea and coffee services, bowls, cups and trays), trophies, key holders, picture frames and desk accessories; stainless steel flatware; crystal, glassware, china and other tableware; custom engraved stationery; writing instruments; and fashion accessories. Fragrance products are sold under the trademarks TIFFANY, PURE TIFFANY and TIFFANY FOR MEN. Tiffany also sells other brands of timepieces and tableware in its U.S. stores.

Products sold by Registrant in the Other channel of distribution include jewelry, timepieces and clocks and decorative items sold under trademarks or tradenames other than TIFFANY & CO., although a small amount of TIFFANY & CO. brand merchandise is sold through Little Switzerland.

U.S. Retail

New York Flagship Store. Tiffany's New York Flagship store on Fifth Avenue accounts for a significant portion of the Company's sales and is the focal point for marketing and public relations efforts. Approximately 9% of total Company net sales for Fiscal 2006 and approximately 10% of total Company net sales for Fiscal 2005 and 2004 were attributable to the New York Flagship store's retail sales.

U.S. Branch Stores. On January 31, 2007, in addition to its New York Flagship store, Tiffany had 63 branch stores in the United States. Most of Tiffany's U.S. branch stores display a representative selection of merchandise, but none of them maintains the extensive selection carried by the New York Flagship store.

Store Locations	Fiscal Year Opened	Store Locations	Fiscal Year Opened
San Francisco, California	1963	Dallas (NorthPark), Texas	1999
Houston, Texas	1963	Boca Raton, Florida	1999
Beverly Hills, California	1964	Tamuning, Guam	1999
Chicago, Illinois	1966	Old Orchard (Skokie), Illinois	2000
Atlanta, Georgia	1969	Maui (Wailea), Hawaii	2000
Dallas, Texas	1982	Greenwich, Connecticut	2000
Boston, Massachusetts	1984	Portland, Oregon	2000
Costa Mesa, California	1988	Tampa, Florida	2001
Philadelphia, Pennsylvania	1990	Santa Clara (San Jose), California	2001
Vienna, Virginia	1990	Honolulu (Waikiki), Hawaii	2002
Palm Beach, Florida	1991	Bellevue, Washington	2002
Honolulu (Ala Moana), Hawaii	1992	East Hampton, New York	2002
San Diego, California	1992	St. Louis, Missouri	2002
Troy, Michigan	1992	Orlando, Florida	2002
Bal Harbour, Florida	1993	Coral Gables, Florida	2003
Maui, Hawaii	1994	Tumon Bay (DFS), Guam	2003
Oak Brook, Illinois	1994	Palm Desert, California	2003
King of Prussia, Pennsylvania	1995	Walnut Creek, California	2003
Short Hills, New Jersey	1995	Edina, Minnesota	2004
White Plains, New York	1995	Kansas City, Missouri	2004
Hackensack, New Jersey	1996	Palm Beach Gardens, Florida	2004
Chevy Chase, Maryland	1996	Westport, Connecticut	2004
Charlotte, North Carolina	1997	Carmel, California	2005
Chestnut Hill, Massachusetts	1997	Naples, Florida	2005
Cincinnati, Ohio	1997	Pasadena, California	2005
Palo Alto, California	1997	San Antonio, Texas	2005
Denver, Colorado	1998	Atlantic City, New Jersey	2006
Las Vegas, Nevada	1998	Indianapolis, Indiana	2006
Manhasset, New York	1998	Nashville, Tennessee	2006
Seattle, Washington	1998	Tucson, Arizona	2006
Scottsdale, Arizona	1998	The Big Island (Waikoloa), Hawaii	2006
Century City, California	1999		

Expansion of U.S. Retail Operations. Management currently contemplates opening new TIFFANY & CO. branch stores in the United States at the rate of approximately five to seven per year. Management regularly evaluates potential markets for new TIFFANY & CO. stores with a view to the demographics of the area to be served, consumer demand and the proximity of other luxury brands and existing TIFFANY & CO. locations. Management recognizes that over-saturation of any market could diminish the distinctive appeal of the TIFFANY & CO. brand, but believes that there are a significant number of locations remaining in the United States that meet the requirements of a TIFFANY & CO. location, particularly for 5,000 square foot format stores (see Item 2. Properties below for further information concerning U.S. Retail store leases).

Business-to-Business Sales Division. Tiffany's Business Sales Division sales executives call on business clients throughout the United States, selling products drawn from the retail product line and items specially developed or sourced for the business market, including trophies and items designed for the particular customer. Price allowances are given to business account holders for certain purchases. Business Sales Division customers have typically purchased for business gift giving, employee service and achievement recognition awards, customer incentives and other purposes. Products and services are marketed through an organization of approximately 115 persons, through advertising in newspapers and business periodicals and through the publication of special catalogs.

International Retail

The following tables set forth locations operated by Registrant's subsidiaries:

Europe	
Austria: Vienna	France: Paris, Galeries Lafayette
United Kingdom: London, Old Bond Street	Germany: Frankfurt
United Kingdom: London, Royal Exchange	Germany: Munich
United Kingdom: London, Harrods Dept. Store	Italy: Florence
United Kingdom: London, Sloane Street	Italy: Milan
France: Paris, Rue de la Paix	Italy: Rome
France: Paris, Printemps Department Store	Switzerland: Zurich

Canada and Central/South America	
Canada: Toronto	Mexico: Puebla, Palacio Store
Canada: Vancouver	Mexico: Mexico City, Palacio Store, Polanco
Brazil: Sao Paulo, Jardins	Mexico: Mexico City, Masaryk
Brazil: Sao Paulo, Iguatemi Shopping Center	Mexico: Monterrey, Palacio Store
Mexico: Mexico City, Palacio Store, Perisur	

Japan

Abeno, Kintetsu Department Store
Chiba, Mitsukoshi Department Store *
Fukuoka, Mitsukoshi Department Store *
Ginza, Mitsukoshi Department Store *
Hiroshima, Mitsukoshi Department Store *
Ikebukuro, Mitsukoshi Department Store *
Ikebukuro, Tobu Department Store
Kagoshima, Mitsukoshi Department Store *
Kanazawa, Mitsukoshi *
Kashiwa, Takashimaya Department Store
Kawasaki, Saikaya Department Store
Kobe, Daimaru Department Store
Kochi, Daimaru Department Store
Kokura, Izutsuya Department Store
Koriyama, Usui Department Store
Kumamoto, Tsuruya Department Store
Kyoto, Daimaru Department Store
Kyoto, Takashimaya Department Store
Matsuyama, Mitsukoshi Department Store *
Mito, Keisei Department Store
Nagoya Hoshigaoka, Mitsukoshi Dept. Store *
Nagoya, Mitsukoshi *
Nagoya, Takashimaya Department Store
Nihonbashi, Mitsukoshi Department Store *
Niigata, Mitsukoshi Department Store *
Oita, Tokiwa Department Store
Okayama, Tenmaya Department Store
Okinawa, Mitsukoshi Department Store *
Omiya, Sogo Department Store
Osaka, Takashimaya Department Store
Osaka, Umeda ‡
Sagamihara, Isetan Department Store
Sapporo, Mitsukoshi Department Store *
Sapporo, Daimaru Department Store
Sendai, Mitsukoshi Department Store *
Shinjuku, Isetan Department Store
Shinjuku, Mitsukoshi Department Store *
Shinsaibashi, Sogo Department Store
Shizuoka, Matsuzakaya Department Store
Tachikawa, Isetan Department Store
Takamatsu, Mitsukoshi Department Store *
Takasaki, Takashimaya Department Store
Tamagawa, Takashimaya Department Store
Tokyo, Ginza Flagship Store ‡
Tokyo, Marunouchi ‡
Tokyo, Roppongi Hills ‡
Umeda, Daimaru Department Store
Utsunomiya, Tobu Department Store
Wakayama, Kintetsu Department Store
Yokohama, Landmark Plaza, Mitsukoshi *
Yokohama, Takashimaya Department Store
Yonago, Takashimaya Department Store

*Operated by Registrant's Subsidiaries with Mitsukoshi Ltd.

‡ Freestanding stores operated by Registrant's Subsidiaries.

Asia-Pacific Excluding Japan

Australia: Brisbane
Australia: Melbourne
Australia: Sydney
China: Beijing, The Peninsula Palace Hotel
China: Beijing, Oriental Plaza
China: Shanghai, Jiu Guang City Plaza
China: Shanghai, Plaza 66
Hong Kong: Hong Kong International Airport
Hong Kong: International Finance Center
Hong Kong: The Landmark Center
Hong Kong: Pacific Place
Hong Kong: The Peninsula Hotel
Hong Kong: Sogo Department Store
Korea: Busan, Lotte Department Store
Korea: Seoul, Galleria Luxury Hall East Dept. Store
Korea: Seoul, Hyundai Department Store
Korea: Seoul, Hyundai Coex Department Store
Korea: Seoul, Lotte Downtown Department Store
Korea: Seoul, Lotte World
Macau: Wynn Resort
Malaysia: Kuala Lumpur
Singapore: Ngee Ann City
Singapore: Raffles Hotel
Taiwan: Kaohsiung, Hanshin Department Store
Taiwan: Taipei, The Regent Hotel
Taiwan: Taipei, Sogo Department Store
Taiwan: Taichung, Sogo Department Store
Taiwan: Taipei, Taipei Financial Center

FORM 10-K

Business with Mitsukoshi. On August 1, 2001, Registrant's wholly-owned subsidiary, Tiffany & Co. Japan Inc. ("Tiffany-Japan"), entered into agreements ("Japan Agreement") with Mitsukoshi Ltd. of Japan ("Mitsukoshi"). The Japan Agreement continued long-standing commercial relationships that Registrant and its affiliated companies have maintained with Mitsukoshi. The Japan Agreement expired as of January 31, 2007. Tiffany-Japan expects to renew the Japan Agreement on essentially the same economic terms and Mitsukoshi has agreed to do so. Management expects that a formal written agreement will be executed that will continue the relationship on a year-to-year basis. Pending a formal written agreement, Tiffany-Japan and Mitsukoshi are continuing to operate under the terms of the expired Japan Agreement.

In Fiscal 2006, 2005 and 2004, respectively, total sales in Japan of TIFFANY & CO. merchandise represented 19%, 20% and 22% of Registrant's net sales. Sales recorded in retail locations operated in connection with Mitsukoshi accounted for 9%, 10% and 12%, inclusive of the Tokyo Flagship store which represented 2%, 2% and 3%, of Registrant's net sales in those years, respectively.

Tiffany-Japan has merchandising and marketing responsibilities in the operation of TIFFANY & CO. boutiques in Mitsukoshi's stores and other locations throughout Japan. Mitsukoshi acts for Tiffany-Japan in the sale of merchandise. Tiffany-Japan owns the merchandise and recognizes as revenues the retail price charged to the ultimate consumer in Japan. Tiffany-Japan establishes retail prices, bears the risk of currency fluctuation, provides one or more brand managers in each boutique, controls merchandising and display within the boutiques, manages inventory and controls and funds all advertising and publicity programs with respect to TIFFANY & CO. merchandise. Mitsukoshi provides and maintains boutique facilities and assumes retail credit and certain other risks.

Mitsukoshi provides retail staff in "Standard Boutiques" and Tiffany-Japan provides retail staff in "Concession Boutiques." At the end of Fiscal 2006, there were 8 Standard Boutiques and 10 Concession Boutiques operated with Mitsukoshi. See below for further information about the Tokyo Flagship store. Risk of inventory loss varies depending on whether the boutique is a Standard Boutique or a Concession Boutique. Mitsukoshi bears responsibility for loss or damage to the merchandise in Standard Boutiques and Tiffany-Japan bears the risk in Concession Boutiques.

Mitsukoshi retains a portion (the "basic portion") of the net retail sales made in TIFFANY & CO. Boutiques. The basic portion varies depending on the type of Boutique and the retail price of the merchandise involved. The highest basic portion available to Mitsukoshi is 23% in a Standard Boutique and not less than 16% in a Concession Boutique.

Through Fiscal 2006, Tiffany-Japan has also paid Mitsukoshi an incentive fee of 5% of the amount by which boutique sales increase above "Target Sales" calculated on a per-boutique basis. Target Sales means a year-to-year increase that has been greater than the lesser of (i) 10% or (ii) a sales goal set by Tiffany-Japan.

Up until February 1, 2007, Mitsukoshi retained 3% of net sales made in premises indirectly owned by Tiffany-Japan in Tokyo's Ginza shopping district where the TIFFANY & CO. Tokyo Flagship store is located. That arrangement expired on January 31, 2007.

International Internet Sales. The Company offers a selection of TIFFANY & CO. merchandise for purchase in England, Wales, Northern Ireland and Scotland through its U.K. website at www.tiffany.com/uk . The Company also offers a selection of TIFFANY & CO. merchandise for purchase in Japan and Canada through websites at www.tiffany.co.jp and www.tiffany.ca. The scope and selection of merchandise offered for purchase on these International websites is comparable to the selection offered on the U.S. website (see U.S. Internet Sales below).

International Wholesale Distribution. Selected TIFFANY & CO. merchandise is sold to independent distributors for resale in markets in the Central/South American, Caribbean, Canadian, Asia-Pacific, Russian and Middle Eastern regions. Such sales represented approximately 2% of net sales in Fiscal 2006. Management anticipates continued expansion of international wholesale distribution in these regions as markets are developed.

Expansion of International Retail Operations. Tiffany began its ongoing program of international expansion through proprietary retail stores in 1986 with the establishment of the London Flagship store. Registrant expects to continue to open TIFFANY & CO. stores in locations outside the United States and to selectively expand its channels of distribution in important markets around the world without compromising the long-term value of the TIFFANY & CO. trademark. However, the timing and success of this program will depend upon many factors, including Registrant's ability to obtain suitable retail space on satisfactory economic terms and the extent of consumer demand for TIFFANY & CO. products in overseas markets. Such demand varies from market to market.

The Company's commercial relationship with Mitsukoshi and Mitsukoshi's ability to continue as a leading department store operator have been and will continue to be substantial factors in the Company's continued success in Japan. At the end of Fiscal 2006, TIFFANY & CO. boutiques were located in 18 Mitsukoshi department stores and other retail locations operated with Mitsukoshi in Japan. Tiffany-Japan operates 4 freestanding stores and the Company operates 30 locations primarily in department stores other than Mitsukoshi, within Japan.

The arrangements with other Japanese department stores are substantially similar to the Company's relationship with Mitsukoshi, with varying fees from store to store. In recent years, the Japanese department store industry has, in general, suffered declining sales. There is a risk that such financial difficulties will force consolidations or store closings. Should one or more Japanese department store operators elect or be required to close one or more stores now housing a TIFFANY & CO. boutique, the Company's sales and earnings would be reduced while alternate premises were being obtained.

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The following chart details the growth in TIFFANY & CO. stores and boutiques since Fiscal 1987 on a worldwide basis:

Worldwide TIFFANY & CO. Retail Locations Operated by Registrant's Subsidiary Companies

End of Fiscal:	U.S.	Canada, Central/ South Americas	Europe	Japan	Other Asia-Pacific	Total
1987	8	0	2	0	0	10
1988	9	0	3	0	1	13
1989	9	0	5	0	2	16
1990	12	0	5	0	3	20
1991	13	1	7	0	4	25
1992	16	1	7	7	4	35
1993	16	1	6	37*	5	65
1994	18	1	6	37	7	69
1995	21	1	6	38	9	75
1996	23	1	6	39	12	81
1997	28	2	7	42	17	96
1998	34	2	7	44	17	104
1999	38	3	8	44	17	110
2000	42	4	8	44	21	119
2001	44	5	10	47	20	126
2002	47	5	11	48	20	131
2003	51	7	11	50	22	141
2004	55	7	12	53	24	151
2005	59	7	13	50	25	154
2006	64	9	14	52	28	167

*Prior to July 1993 many TIFFANY & CO. boutiques in Japan were operated by Mitsukoshi (ranging from 21 in 1987 to 29 in 1993) (see Business with Mitsukoshi above).

Direct Marketing

U.S. Internet Sales. Tiffany distributes a selection of more than 3,500 products through its website at www.tiffany.com for purchase in the United States. Sales for transactions made on websites outside the U.S. are reported in the International Retail channel of distribution. Business account holders may make gift purchases through the Company's website at www.tiffany.com/business. Price allowances are given to eligible business account holders for certain purchases on the Tiffany for Business website.

Catalogs. Tiffany also distributes catalogs of selected merchandise to its proprietary list of customers and to mailing lists rented from third parties. SELECTIONS® catalogs are published, supplemented by COLLECTIONS and other catalogs.

The following table sets forth certain data with respect to mail, telephone and Internet order operations for the periods indicated:

	2006	2005	2004
Number of names on U.S. catalog mailing and U.S. Internet lists at fiscal year-end (consists of U.S. customers who purchased by mail, telephone or Internet prior to the applicable date):	3,187,500	2,821,638	2,440,622
Total U.S. catalog mailings during fiscal year (in millions):	21.7	24.4	26.3
Total U.S. mail, telephone or Internet orders received during fiscal year:	744,414	704,221	672,325

FORM 10-K

Other

This channel of distribution includes the consolidated results of existing businesses that sell merchandise under trademarks or tradenames other than TIFFANY & CO. In Fiscal 2004, the Company also initiated, through this channel of distribution, wholesale sales of diamonds that were found to be unsuitable for Tiffany's needs.

Registrant believes that the sale of merchandise, under trademarks or tradenames other than TIFFANY & CO., offers an opportunity to achieve incremental growth in sales and earnings without diminishing the distinctive appeal of the TIFFANY & CO. brand. Businesses to be developed or acquired for this channel have been and will be chosen with a view to more fully exploit Registrant's established infrastructure for distribution and manufacturing of luxury products, store development and brand management.

Little Switzerland, Inc. In October 2002, the Company, through a subsidiary, completed the acquisition of all the shares of Little Switzerland, Inc., a specialty retailer of brand name watches, jewelry, china, crystal and giftware. LITTLE SWITZERLAND currently operates 25 retail stores on 11 Caribbean islands (Bahamas (2); Cayman Islands (1); Puerto Rico (1); St. Thomas (4); St. Maarten/St. Martin (3); St. John (1); St. Kitts (1); Aruba (5); Curacao (1); Turks & Caicos(1); and Barbados (2)) and in Florida (Key West (2); and Sunrise (1)), and appeal primarily to tourists from the United States. Little Switzerland sells primarily non-TIFFANY brand products, but certain stores carry selected TIFFANY & CO. merchandise (see Item 2. Properties under LITTLE SWITZERLAND Retail Store Leases below for further information concerning LITTLE SWITZERLAND retail store leases).

Iridesse, Inc. In Fiscal 2004, the Company organized a new retail subsidiary, under the name Iridesse, Inc., to engage exclusively in the design and retail sale of pearl jewelry in the United States. In Fiscal 2004, Iridesse opened its first retail boutiques in Short Hills, New Jersey and McLean, Virginia. In Fiscal 2005, Iridesse opened stores in Schaumburg, Illinois; King of Prussia, Pennsylvania; White Plains, New York and Boca Raton, Florida. In Fiscal 2006, Iridesse opened stores in Thousand Oaks, California; Tampa, Aventura and Palm Beach Gardens, Florida; Oakbrook, Illinois; Boston, Massachusetts and Atlantic City, New Jersey (see Item 2. Properties under IRIDESSE Retail Store Leases below for further information concerning IRIDESSE retail store leases).

Wholesale Diamond Sales. In Fiscal 2004, the Company commenced the sale of diamonds that were found unsuitable for Tiffany's needs. Tiffany purchases parcels of rough diamonds, but not all the diamonds in a parcel are suitable for Tiffany's production. In addition, after production not all polished diamonds are suitable for Tiffany jewelry. These diamonds that do not meet Tiffany's quality standards are sold to third parties through the Other channel of distribution. The Company's objective from such sales is to recoup its original costs, thereby earning minimal, if any, gross margin on those transactions.

ADVERTISING AND PROMOTION

Registrant regularly advertises, primarily in newspapers and magazines, and periodically conducts product promotional events. In Fiscal 2006, 2005 and 2004, Registrant spent approximately $163.4 million, $137.5 million and $135.0 million, respectively, on worldwide advertising, which include costs for media, production, catalogs, promotional events and other related items.

Public Relations (promotional) activity is a significant aspect of Registrant's business. Management believes that Tiffany's image is enhanced by a program of charity sponsorships, grants and merchandise donations. Donations are also made to The Tiffany & Co. Foundation, a private foundation organized to support 501(c)(3) charitable organizations with efforts concentrated in arts education and preservation and environmental conservation. Tiffany also engages in a program of retail promotions and media activities to maintain consumer awareness of the Company and its products. Each year, Tiffany publishes its well-known Blue Book which showcases jewelry and other merchandise. John Loring, Tiffany's Design Director, is the author of numerous books featuring TIFFANY & CO. products. Registrant considers these and other promotional efforts important in maintaining Tiffany's image.

TRADEMARKS

The designations TIFFANY® and TIFFANY & CO.® are the principal trademarks of Tiffany, as well as serving as tradenames. Through its subsidiaries, the Company has obtained and is the proprietor of trademark registrations for TIFFANY and TIFFANY & CO., as well as the TIFFANY BLUE BOX® and the color TIFFANY BLUE® for a variety of product categories in the United States and in other countries.

Tiffany maintains a program to protect its trademarks and institutes legal action where necessary to prevent others either from registering or using marks which are considered to create a likelihood of confusion with the Company or its products.

Tiffany has been generally successful in such actions and management considers that its United States trademark rights in TIFFANY and TIFFANY & CO. are strong. However, use of the designation TIFFANY by third parties (often small companies) on unrelated goods or services, frequently transient in nature, may not come to the attention of Tiffany or may not rise to a level of concern warranting legal action.

Tiffany actively pursues those who counterfeit or sell counterfeit TIFFANY & CO. goods through civil action and cooperation with criminal law enforcement agencies. However, counterfeit TIFFANY & CO. goods remain available in many markets and the cost of enforcement is expected to continue to rise. In recent years, there has been an increase in the availability of counterfeit goods, predominantly silver jewelry, in various markets by street vendors and small retailers and on the Internet.

The continued availability of counterfeit goods within these various markets has the potential, in the long term, to devalue the TIFFANY brand.

In July 2004, Tiffany initiated a civil proceeding against eBay, Inc. in the Federal District Court for the Southern District of New York, alleging direct and contributory trademark infringement, unfair competition, false advertising and trademark dilution. Tiffany seeks damages and injunctive relief stemming from eBay's alleged assistance and contribution to the offering for sale, advertising and promotion, in the United States, of counterfeit TIFFANY jewelry and any other jewelry or merchandise which bears the TIFFANY trademark and is dilutive or confusingly similar to the TIFFANY trademarks.

Despite the general fame of the TIFFANY and TIFFANY & CO. name and mark for the Company's products and services, Tiffany is not the sole person entitled to use the name TIFFANY in every category in every country of the world; third parties have registered the name TIFFANY in the United States in the food services category, and in a number of foreign countries in respect of certain product categories (including, in a few countries, the categories of fragrance, cosmetics, jewelry, clothing and tobacco products) under circumstances where Tiffany's rights were not sufficiently clear under local law, and/or where management concluded that Tiffany's foreseeable business interests did not warrant the expense of litigation.

DESIGNER LICENSES

Tiffany has been the sole licensee for jewelry designed by Elsa Peretti, Paloma Picasso and the late Jean Schlumberger since Fiscal 1974, 1980 and 1956, respectively.

In Fiscal 2005, Tiffany became the sole licensee for jewelry designed by the architect, Frank Gehry. The Gehry collection was made available for retail sale in the first quarter of Fiscal 2006. Merchandise designed by Mr. Gehry accounted for 1% of the Company's net sales in Fiscal 2006.

Ms. Peretti and Ms. Picasso retain ownership of copyrights for their designs and of their trademarks and exercise approval rights with respect to important aspects of the promotion, display, manufacture and merchandising of their designs. Tiffany is required by contract to devote a portion of its advertising budget to the promotion of their respective products; each is paid a royalty by Tiffany for jewelry and other items designed by them and sold under their respective names. Written agreements exist between Ms. Peretti and Tiffany and between Ms. Picasso and Tiffany but may be terminated by either party following six months notice to the other party. Tiffany is the sole retail source for merchandise designed by Ms. Peretti worldwide; however, she has reserved by contract the right to appoint other distributors in markets outside the United States, Canada, Japan, Singapore, Australia, Italy, the United Kingdom, Switzerland and Germany. In Fiscal 1992, Tiffany acquired trademark and other rights necessary to sell the designs of the late Mr. Schlumberger under the TIFFANY-SCHLUMBERGER trademark.

The designs of Ms. Peretti accounted for 11%, 13% and 14% of the Company's net sales in Fiscal 2006, 2005 and 2004, respectively. Merchandise designed by Ms. Picasso accounted for 3% of the Company's net sales in Fiscal 2006 and 4% of the Company's net sales in both Fiscal 2005 and 2004. Registrant's operating results could be adversely affected were it to cease to be a licensee of either of these designers or should its degree of exclusivity in respect of their designs be diminished.

MERCHANDISE PURCHASING, MANUFACTURING AND RAW MATERIALS

Merchandise offered for sale by the Company is supplied from Tiffany's jewelry and silver goods manufacturing facilities in Cumberland and Cranston, Rhode Island; Pelham and Mount Vernon, New York; the hollowware manufacturing facility in Tiffany's Retail Service Center and through purchases and consignments from others. It is Registrant's long-term objective to continue its expansion of Tiffany's internal manufacturing operations. However, it is not expected that Tiffany will ever manufacture all of its needs. Factors to be considered in its decision to outsource manufacturing include product quality, gross margin improvement, access to or mastery of various jewelry-making skills and technology, support for alternative capacity and the cost of capital investments.

The following table shows Tiffany's sources of jewelry merchandise, based on cost, for the periods indicated:

	2006	2005	2004
Finished Goods produced by Tiffany*	58%	65%	63%
Finished Goods purchased from others	42%	35%	37%
	100%	100%	100%

*Includes raw materials provided by Tiffany to subcontractors.

Almost all non-jewelry items are purchased from third-party vendors.

Purchases of Polished Gemstones. Gemstones and precious metals used in making Tiffany's jewelry may be purchased from a variety of sources. Most purchases of such materials are from suppliers with which Tiffany enjoys long-standing relationships.

FORM 10-K

Products containing one or more diamonds of varying sizes, including diamonds used as accents, side-stones and center-stones, accounted for approximately 46%, 46% and 43% of Tiffany's net sales in Fiscal 2006, 2005 and 2004, respectively. Products containing one or more diamonds of one carat or larger accounted for 10%, 10% and 8% of net sales in each of those years, respectively.

Tiffany purchases cut diamonds principally from seven key vendors. Were trade relations between Tiffany and one or more of these vendors to be disrupted, the Company's sales would be adversely affected in the short term until alternative supply arrangements could be established. Diamonds of one carat or greater that meet the quality demands of the Company, on a relative basis, are more difficult to acquire than smaller diamonds. Established sources for smaller stones would be more easily replaced in the event of a disruption in supply than could sources for larger stones.

Sourcing diamonds for the engagement business is increasingly difficult because of supply limitations; at times, Tiffany is not able to maintain a comprehensive assortment of diamonds in each retail location due to the broad assortment of sizes, colors, clarity grades and cuts demanded by customers.

Except as noted above, Tiffany believes that there are numerous alternative sources for gemstones and precious metals and that the loss of any single supplier would not have a material adverse effect on its operations.

Purchases of Rough Diamonds. Until Fiscal 2003, the Company did not purchase rough diamonds. In Fiscal 1999, the Company made a 14.7% equity investment ($70,636,000) in Aber Diamond Corporation ("Aber"), a publicly-traded company headquartered in Canada, by purchasing eight million unregistered shares of its common stock. In Fiscal 2004, the Company sold this investment. Aber holds a 40% interest in the Diavik Diamond Mine in Northwest Canada. Under the Company's continuing diamond purchase agreement with Aber, Tiffany is obligated to purchase at least $50 million in diamonds annually, if available, (in assortments of diamonds expected to cut/polish to Tiffany's quality standards) during the next seven years.

The supply and price of rough (uncut and unpolished) diamonds in the principal world markets have been and continue to be significantly influenced by a single entity, the Diamond Trading Company (the "DTC"), an affiliate of De Beers S.A., the Luxembourg-based holding company of the De Beers Group. However, the role of the DTC is rapidly changing and that change has greatly affected, and will continue to affect, traditional channels of supply in the markets for rough and cut diamonds. The DTC continues to supply a significant portion of the world market for rough, gem-quality diamonds, notwithstanding that its historical ability to control worldwide production supplies has been significantly diminished due to changing politics in diamond-producing countries and revised contractual arrangements with other diamond mine operators. Responding to pressure from the European Commission, in Fiscal 2005 the DTC entered into commitments for a three-year phase-out of purchases of rough diamonds from the world's second largest producer, ALROSA Company Limited, which accounts for over 98% of Russian diamond production. Russia is the second largest diamond producing country in the world, in value, after Botswana. The DTC maintains separate arrangements to purchase and distribute diamonds produced in Botswana. The DTC's three-year phase-out commitments with ALROSA are anticipated to make additional rough diamonds available for competitive bid. There is no assurance that Tiffany will be able to purchase such diamonds. The DTC no longer maintains a reserve of diamonds as a mechanism to control available supplies. Nonetheless, the DTC continues to exert a significant influence on the demand for polished diamonds through advertising and marketing efforts throughout the world and through the requirements it imposes on those who purchase rough diamonds from the DTC ("sight-holders").

In Fiscal 2004, the Company made an investment in a joint venture that owns and operates a diamond polishing facility in South Africa and is a sight-holder. The Company will continue to invest in additional opportunities that will potentially lead to additional conflict-free sources of rough diamonds. Some, but not all, of Tiffany's suppliers are DTC sight-holders, and it is estimated that a significant portion of the diamonds that Tiffany has purchased have had their source with the DTC.

In Fiscal 2006, approximately 40% of the polished diamonds acquired for use in jewelry were produced from rough diamonds purchased by the Company. The Company expects to continue to purchase rough diamonds in increasing amounts from Aber, the DTC and other sellers through its affiliated companies. The Company sorts, processes, and cuts/polishes some diamonds purchased from Aber and other sellers. Other diamonds are provided to contractors for cutting/polishing and return. In conducting these activities, it is the Company's intention to supply Tiffany's needs for cut/polished diamonds to as great an extent as possible. The Company will strive to minimize the number of rough or cut stones that do not meet Tiffany's quality standards and must be sold to third parties; however, some such sales are inevitable and have been conducted through Registrant's Other channel of distribution. The Company's objective from such sales is to recoup its original costs, thereby earning minimal, if any, gross margin on those transactions.

Worldwide Availability of Diamonds. The availability and price of diamonds to the DTC, Tiffany and Tiffany's suppliers may be, to some extent, dependent on the political situation in diamond-producing countries, the opening of new mines and the continuance of the prevailing supply and marketing arrangements for rough diamonds. As a consequence of changes in the sight-holder system and increased competition in the retail diamond trade, substantial competition exists for rough diamonds, which resulted in significant increases in diamond prices commencing in Fiscal 2004 and continued, albeit lesser, increases in diamond prices through 2006. Sustained interruption in the supply of rough diamonds, an over-abundance of supply or a substantial change in the marketing arrangements described above could adversely affect Tiffany and the retail jewelry industry as a whole. Changes in the marketing and advertising policies of the DTC and its direct purchasers could affect consumer demand for diamonds. Additionally, an affiliate of the DTC has formed a joint venture with an affiliate of a major luxury goods retailer for the purpose of retailing diamond jewelry. This joint venture has become a competitor of Tiffany. Further, the DTC has encouraged its sight-holders to engage in diamond brand development, which may also increase demand for diamonds and affect the supply of diamonds in certain categories.

Increasing attention has been focused within the last few years on the issue of "conflict" diamonds. Conflict diamonds are extracted from war-torn geographic regions and sold by rebel forces to fund insurrection. Allegations have been made in the press that diamond trading is used as a source of funds to further terrorist activities. Concerned participants in the diamond trade, including Tiffany and non-government organizations, seek to exclude such diamonds, which represent a small fraction of the world's supply, from legitimate trade through an international system of certification and legislation. It is expected that such efforts will not substantially affect the supply of diamonds.

Manufactured diamonds have become available in small quantities. Although significant questions remain as to the ability of producers to produce manufactured diamonds economically within a full range of sizes and natural diamond colors, and as to consumer acceptance of manufactured diamonds, it is possible that manufactured diamonds may become a factor in the market. Should manufactured diamonds come into the market in significant quantities at prices significantly below those for natural diamonds of comparable quality, the price for natural diamonds may fall unless consumers are willing to pay a premium for natural diamonds. Such a price decline could affect the price that Tiffany is able to obtain for its products. Also, a significant decline in the price of natural diamonds may affect the economics of diamond mining, causing some mining operations to become uneconomic; this, in turn, could lead to shortages in natural diamonds.

Finished Jewelry. Finished jewelry is purchased from approximately 100 manufacturers, most of which have long-standing relationships with Tiffany. Tiffany believes that there are alternative sources for most jewelry items; however, due to the craftsmanship involved in certain designs, Tiffany would have difficulty finding readily available alternatives in the short term.

Watch Components. Components for TIFFANY & CO. brand timepieces are manufactured and assembled by third parties. Approximately 60% of net watch sales during Fiscal 2006 and nearly all movements for Tiffany's line of watches were attributable to and purchased from a single manufacturer. The loss of this manufacturer could result in the unavailability of timepieces during the period necessary for Tiffany to arrange for new production.

COMPETITION

TIFFANY & CO. stores encounter significant competition in all product lines. Some competitors specialize in just one area in which Tiffany is active. Many competitors have established worldwide, national or local reputations for style, quality, expertise and customer service similar to Tiffany and compete on the basis of that reputation. Other jewelers and retailers compete primarily through advertised price promotion. Tiffany competes on the basis of its reputation for high quality products, brand recognition, customer service and distinctive value-priced merchandise and does not engage in price promotional advertising (see Merchandise Purchasing, Manufacturing and Raw Materials above).

Competition for engagement jewelry sales is particularly fierce and becoming more so. The rise of the Internet and increased use of diamond condition reports issued by independent gemological associations have given rise to the mistaken impression amongst certain consumers that diamonds are commodity items and that significant quality differences do not exist. Tiffany's price for diamonds reflects the rarity of the stones it offers and the rigid parameters it exercises with respect to the cut, clarity and other quality factors which increase the beauty of Tiffany diamonds, but also increase Tiffany's cost. Tiffany competes in this market by stressing quality, while some competitors offer inferior diamonds claiming they are comparable, but at lesser prices.

Registrant also faces increasing competition in the area of direct marketing. A growing number of direct sellers compete for access to the same mailing lists of known purchasers of luxury goods. Tiffany currently distributes selected merchandise through its websites and anticipates continuing competition in this area as the technology evolves. Tiffany does not offer diamond engagement jewelry through its website, while certain of Tiffany's competitors do. Nonetheless, Tiffany will seek to maintain and improve its position in the Internet marketplace by refining and expanding its merchandise selection and services.

SEASONALITY

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing a proportionally greater percentage of annual sales, earnings from operations and cash flow. Management expects such seasonality to continue.

EMPLOYEES

As of January 31, 2007, the Registrant's subsidiary corporations employed an aggregate of approximately 8,900 full-time and part-time persons. Of those employees, approximately 6,200 are employed in the United States. Approximately 16 of the total number of Registrant's subsidiary's employees in the Caribbean are represented by unions, approximately 45 of the total number of Registrant's subsidiary's employees in South Africa are represented by unions and approximately 365 of the total number of Registrant's subsidiaries' employees in Vietnam are represented by unions. None of Registrant's unionized employees are employed in the United States. Registrant believes that relations with its employees and these unions are good.

AVAILABLE INFORMATION

The Company files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy these materials at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding Tiffany & Co. and other companies that file materials with the SEC electronically. You may also obtain copies of the Company's annual reports on Form 10-K, Forms 10-Q and Forms 8-K, free of charge on the Company's website at www.tiffany.com (Go To: About Tiffany / Shareholder Information / SEC Filings).

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Item 1A. Risk Factors.

As a jeweler and specialty retailer, the Registrant's success in achieving its objectives and expectations is partially dependent upon economic conditions, competitive developments and consumer attitudes, including changes in consumer preferences for certain jewelry styles and materials. However, certain assumptions are specific to the Registrant and/or the markets in which it operates.

The following assumptions, among others, are "risk factors" which could affect the likelihood that the Registrant will achieve the objectives and expectations communicated by management:

(i) that low or negative growth in the economy or in the financial markets, particularly in the U.S. and Japan, will not occur and reduce discretionary spending on goods that are, or are perceived to be, "luxuries";

(ii) that consumer spending does not decline substantially during the fourth quarter of any year;

(iii) that unsettled regional and/or global conflicts or crises do not result in military, terrorist or other conditions creating disruptions or disincentives to, or changes in the pattern, practice or frequency of tourist travel to the various regions where the Registrant operates retail stores nor to the Registrant's continuing ability to operate in those regions;

(iv) that sales in Japan will not decline substantially;

(v) that there will not be a substantial adverse change in the exchange relationship between the Japanese yen and the U.S. dollar;

(vi) that Mitsukoshi and other department store operators in Japan, in the face of declining or stagnant department store sales, will not close or consolidate stores which have TIFFANY & CO. retail locations;

(vii) that Mitsukoshi will continue as a leading department store operator in Japan;

(viii) that existing product supply arrangements, including license arrangements with third-party designers Elsa Peretti and Paloma Picasso, will continue;

(ix) that the wholesale and retail market for high-quality rough and cut diamonds will provide continuity of supply and pricing within the quality grades, colors and sizes that customers demand;

(x) that the Registrant's diamond supply initiatives achieve their financial and strategic objectives;

(xi) that the Registrant's gross margins in Japan and for diamond products can be maintained in the face of increased competition from traditional and e-commerce retailers;

(xii) that the Registrant is able to pass on higher costs of raw materials to consumers through price increases;

(xiii) that the sale of counterfeit products does not significantly undermine the value of the Registrant's trademarks and demand for the Registrant's products;

(xiv) that new and existing stores and other sales locations can be leased, re-leased or otherwise obtained on suitable terms in desired markets and that construction can be completed on a timely basis;

(xv) that the Registrant can achieve satisfactory results from any current and future businesses into which it enters that are operated under trademarks or tradenames other than TIFFANY & CO.; and

(xvi) that the Registrant's expansion plans for retail and direct selling operations and merchandise development, production and management can continue to be executed without meaningfully diminishing the distinctive appeal of the TIFFANY & CO. brand.

Item 1B. Unresolved Staff Comments.

NONE

Item 2. Properties.

Registrant owns or leases its principal operating facilities and occupies its various store premises under lease arrangements that are generally on a two to ten-year basis.

NEW YORK FLAGSHIP STORE

In November 1999, Tiffany purchased the land and building housing its Flagship store at 727 Fifth Avenue in New York City which it had leased since 1984. The building was originally constructed for Tiffany in 1940 but was later sold by Tiffany and leased back. It was designed to be a retail store for Tiffany and is believed to be well located for this function. Currently, approximately 40,000 gross square feet of this 124,000 square foot building are devoted to retail sales, with the balance devoted to administrative offices, certain product services, jewelry manufacturing and storage. In Fiscal 2000, Tiffany commenced a multi-year renovation and reconfiguration project to increase the store's selling space and provide additional floor space for customer service and special exhibitions. An additional selling floor was opened in November 2001 and all renovations were completed by the end of Fiscal 2006.

LONDON FLAGSHIP STORE

In October 2002, Registrant purchased a corporation owning the building housing its Flagship TIFFANY & CO. store at 25/25A Old Bond Street in London and the adjacent building at 15 Albermarle Street. The London store had been leased since Fiscal 1986 and was expanded to 15,200 gross square feet in 1991. In Fiscal 2006, a renovation and reconfiguration plan was completed, thereby increasing the store to its current 22,400 gross square feet.

TOKYO FLAGSHIP STORE

In June 2003, through its purchase of a trust beneficiary interest, Registrant's Japanese affiliate acquired the land and building housing the TIFFANY & CO. Flagship store in Tokyo's Ginza shopping district. The 61,000 gross square foot, nine-story building houses retail, restaurant and office tenants, including the TIFFANY & CO. store located on the street level, second and third floors. Prior to its purchase, the Tokyo Flagship store had been leased. The store was expanded to its current 12,000 gross square feet in Fiscal 1999.

TIFFANY & CO. - U.S. AND INTERNATIONAL RETAIL STORES

The following table provides a reconciliation of Company-operated TIFFANY & CO. stores and boutiques:

2006	United States	Japan	Other Countries	Total
Beginning of year	59	50	45	154
Opened, net of relocations	5	4	7	16
Closed	–	(2)	(1)	(3)
End of year	64	52	51	167

2005	United States	Japan	Other Countries	Total
Beginning of year	55	53	43	151
Opened, net of relocations	4	2	2	8
Closed	–	(5)	–	(5)
End of year	59	50	45	154

FORM 10-K

U.S. TIFFANY & CO. Stores

In Fiscal 2006, Tiffany leased and operated 63 retail branch locations in the U.S. totaling approximately 446,000 gross square feet devoted to retail selling and operations (not including the New York Flagship store). Tiffany retail branch stores range from approximately 1,300 to 18,000 gross square feet with an average retail store size of approximately 7,100 gross square feet. Management currently contemplates the opening of new TIFFANY & CO. branch stores in the United States at the rate of approximately five to seven per year. Prior to Fiscal 1993, an average of approximately 45% of the floor space in each branch store was devoted to retail selling. Stores opened between Fiscal 1993 and Fiscal 2001 generally range from approximately 4,000 to 7,000 gross square feet and are designed to devote approximately 60-70% of total floor space to retail selling. Branch stores opened after Fiscal 2001 are generally smaller, approximately 5,000 gross square feet, and display primarily jewelry and timepieces, with a select assortment of china and crystal giftware. The East Hampton, Palm Desert, Carmel and Atlantic City locations, ranging from approximately 3,000 to 4,500 gross square feet in size, represent the Company's "resort" stores.

New U.S. TIFFANY & CO. Retail Branch Store Leases. In addition to the U.S. leases described above, Registrant has entered into the following new leases for domestic stores expected to open in Fiscal 2007: a 20-year lease for an approximately 11,000 gross square foot store on Wall Street in New York, New York, a 10-year lease for an approximately 9,100 gross square foot store in Las Vegas, Nevada, a 10-year lease for an approximately 5,100 gross square foot store in Austin, Texas, a 10-year lease for an approximately 5,300 gross square foot store in Natick, Massachusetts, and a 10-year lease for an approximately 6,000 gross square foot store in Red Bank, New Jersey.

International TIFFANY & CO. Stores

At the end of Fiscal 2006, Registrant operated 103 retail locations internationally, including the London and Tokyo Flagship stores, totaling approximately 306,000 gross square feet devoted to retail selling and operations. Outside of Japan, Registrant operates 51 international retail stores ranging from approximately 500 to 22,400 gross square feet with an average retail store size of approximately 3,200 gross square feet. At the end of Fiscal 2006 Registrant operated 52 retail locations in Japan ranging from approximately 1,100 to 12,000 gross square feet with an average retail store size of approximately 2,700 gross square feet.

New International TIFFANY & CO. Retail Branch Store Leases. In addition to the International locations listed above, Registrant has entered into the following new leases for International branch stores expected to open in Fiscal 2007: a 3-year lease for an approximately 1,100 gross square foot store in Seoul, Korea, a 3-year lease for an approximately 1,600 gross square foot store in Changi Airport, Singapore, a 10-year lease for an approximately 3,700 gross square foot store in Hamburg, Germany, and a 3-year lease for an approximately 1,200 gross square foot store in Mexico City, Mexico.

For Fiscal 2007, Registrant's Japanese affiliate has entered into contractual obligations with Seibu Department store in Shibuya, Japan; Takashimaya Department store in Shinjuku, Japan; and Fukuya Department store in Hiroshima, Japan, for the operation of concession boutiques within said department stores of areas comprising approximately 1,700, 2,700, and 1,900 gross square feet, respectively.

LITTLE SWITZERLAND Stores

In Fiscal 2006, Little Switzerland leased and operated 25 retail locations in the U.S. and Caribbean totaling approximately 93,000 gross square feet devoted to retail selling and operations. Little Switzerland's retail store leases range from approximately 250 to 6,000 gross square feet of selling space with an average retail store size of approximately 2,500 gross square feet. Little Switzerland leases most of its retail store locations for an average of five years, with two exercisable five-year renewal options. Little Switzerland has three pending lease renewals in 2007. Additionally, Little Switzerland leases approximately 29,000 square feet for office space and storage.

IRIDESSE Stores

In Fiscal 2006, Iridesse leased and operated 13 retail locations in the U.S. totaling approximately 19,000 gross square feet devoted to retail selling and operations. Iridesse retail stores range from approximately 1,300 to 1,600 gross square feet with an average retail store size of approximately 1,500 gross square feet. Iridesse rents its retail store locations under standard shopping mall leases, which may contain minimum rent escalations, for an average term of 10 years. Iridesse leases are all directly or indirectly guaranteed by Registrant. There are no pending lease expirations or renewals in Fiscal 2007.

New IRIDESSE Store Leases. In addition to the U.S. leases described above, Iridesse has entered into 10-year leases for stores averaging approximately 1,500 gross square feet in Paramus, New Jersey; Century City, California and Santa Clara, California.

RETAIL SERVICE CENTER

In April 1997, construction of the Retail Service Center ("RSC") in the Township of Parsippany-Troy Hills in New Jersey was completed and Tiffany commenced operations. The RSC comprises approximately 370,000 square feet, of which approximately 186,000 square feet are devoted to office and computer operations use, with the balance devoted to warehousing, shipping, receiving, light manufacturing, merchandise processing and other distribution functions. The RSC specializes in receipt of merchandise from around the world and replenishment of retail stores. Registrant believes that the RSC has been properly designed to handle worldwide distribution functions and that it is suitable for that purpose.

In September 2005, Tiffany entered into a purchase and sale agreement pursuant to which it sold and conveyed the RSC. Under the terms of the agreement, the purchaser paid Tiffany $75,000,000 and entered into a long term lease with Tiffany for the RSC. The lease expires in 2025, subject to Tiffany's option to extend the term of the lease for two 10-year renewal periods.

CUSTOMER FULFILLMENT CENTER

In Fiscal 2001 Tiffany entered into a ground lease of undeveloped property in Hanover Township, New Jersey in order to construct and occupy a Customer Fulfillment Center ("CFC") to manage the warehousing and processing of direct-to-customer orders and to perform other distribution functions. Construction of the CFC was completed and Tiffany commenced operations at this facility in September 2003 under a temporary certificate of occupancy. A permanent certificate of occupancy is anticipated when the landlord completes certain corrective work to the property to the satisfaction of the Township. Tiffany and the landlord have a dispute over the landlord's entitlement to reimbursement of certain costs associated with the landlord's site work and landlord's performance of such work. The CFC is approximately 266,000 square feet; an area of approximately 34,500 square feet that is devoted to office use and the balance of which is devoted to warehousing, shipping, receiving, merchandise processing and other warehouse functions.

FORM 10-K

MANUFACTURING FACILITIES

Since 2001, Tiffany has owned and operated a manufacturing facility in Cumberland, Rhode Island. It is an approximately 100,000 square foot facility that was specially designed and constructed for Tiffany for the manufacture of jewelry. It produces a significant portion of the silver, gold and platinum jewelry and silver accessory items sold under the TIFFANY & CO. trademark.

On January 31, 2003, Tiffany purchased a warehouse facility and land located in Cranston, Rhode Island. During Fiscal 2003, Tiffany renovated the approximately 75,000 square foot building to process metals for use in jewelry manufacturing.

On July 1, 1997, Tiffany entered into a lease for an approximately 34,000 square foot manufacturing facility in Pelham, New York, to expire on June 30, 2008. In Fiscal 2004, Tiffany modified the lease to add an additional 10,200 square feet to the lease, subject to the original expiration date.

On February 16, 2005, Tiffany purchased approximately 22,000 square feet of space to be used as a manufacturing facility for jewelry setting in Mount Vernon, New York.

Item 3. Legal Proceedings.

Registrant and Tiffany are from time to time involved in routine litigation incidental to the conduct of Tiffany's business, including proceedings to protect its trademark rights, litigation with parties claiming infringement of their intellectual property rights by Tiffany, litigation instituted by persons alleged to have been injured upon premises within Registrant's control and litigation with present and former employees and customers. Although litigation with present and former employees is routine and incidental to the conduct of Tiffany's business, as well as for any business employing significant numbers of U.S.-based employees, such litigation can result in large monetary awards when a civil jury is allowed to determine compensatory and/or punitive damages for actions claiming discrimination on the basis of age, gender, race, religion, disability or other legally protected characteristic or for termination of employment that is wrongful or in violation of implied contracts. However, Registrant believes that litigation currently pending to which it or Tiffany is a party or to which its properties are subject will be resolved without any material adverse effect on Registrant's financial position, earnings or cash flows.

On or about July 1, 2004, both Tiffany and the landlord of Tiffany's Customer Fulfillment Center ("River Park") requested arbitration of the parties' continuing dispute over their respective obligations surrounding completion of River Park's site work (*Tiffany and Company v. River Park Business Center, Inc., American Arbitration Association*). In connection with the arbitration, River Park's then pending civil claim in the Superior Court of New Jersey (Morris County), River Park Business Center, Inc. v. Tiffany and Company, was dismissed in September 2004.

In the arbitration, Tiffany asserts River Park's continuing breach of its obligations to complete Landlord's Work by the close of Fiscal 2001, as originally required under the Ground Lease, and to obtain timely site plan approval from the Township of Hanover. Tiffany seeks damages stemming from River Park's continuous delays in completing its obligations, which damages Tiffany contends are in excess of $1,000,000. In its arbitration complaint, River Park seeks an unspecified amount in damages alleging entitlement to reimbursement of grading costs and excess installation costs of the landfill gas venting system.

See Item 1. Business under Trademarks for disclosure on *Tiffany and Company v. eBay, Inc.*

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of the Company's security holders during the fourth quarter of the fiscal year ended January 31, 2007.

See Item 13. Certain Relationships and Related Transactions for information on the section titled "EXECUTIVE OFFICERS OF THE COMPANY" as incorporated by reference from Registrant's Proxy Statement dated April 12, 2007.

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FORM 10-K

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Registrant's Common Stock is traded on the New York Stock Exchange. In consolidated trading, the high and low selling prices per share for shares of such Common Stock for Fiscal 2006 were:

	High	Low
First Fiscal Quarter	$ 39.50	$ 34.77
Second Fiscal Quarter	$ 35.31	$ 30.11
Third Fiscal Quarter	$ 36.95	$ 29.63
Fourth Fiscal Quarter	$ 40.80	$ 34.71

On March 23, 2007, the high and low selling prices quoted on such exchange were $45.82 and $45.35, respectively. On March 23, 2007, there were 9,842 holders of record of Registrant's Common Stock.

In consolidated trading, the high and low selling prices per share for shares of such Common Stock for Fiscal 2005 were:

	High	Low
First Fiscal Quarter	$ 35.25	$ 29.53
Second Fiscal Quarter	$ 34.84	$ 28.60
Third Fiscal Quarter	$ 41.47	$ 33.11
Fourth Fiscal Quarter	$ 43.80	$ 37.47

It is Registrant's policy to pay a quarterly dividend on the Registrant's Common Stock, subject to declaration by Registrant's Board of Directors. In Fiscal 2005, a dividend of $0.06 per share of Common Stock was paid on April 11, 2005, and dividends of $0.08 per share of Common Stock were paid on July 11, 2005, October 11, 2005 and January 10, 2006. In Fiscal 2006, a dividend of $0.08 per share of Common Stock was paid on April 10, 2006, and dividends of $0.10 per share of Common Stock were paid on July 10, 2006, October 10, 2006 and January 10, 2007.

In calculating the aggregate market value of the voting stock held by non-affiliates of the Registrant shown on the cover page of this Annual Report on Form 10-K, 1,428,173 shares of Registrant's Common Stock beneficially owned by the executive officers and directors of the Registrant (exclusive of shares which may be acquired on exercise of employee stock options) were excluded, on the assumption that certain of those persons could be considered "affiliates" under the provisions of Rule 405 promulgated under the Securities Act of 1933.

The following table contains the Company's stock repurchases of equity securities in the fourth quarter of Fiscal 2006:

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs*	(d) Maximum Number (or Approximate Dollar Value) of Shares, (or Units) that May Yet Be Purchased Under the Plans or Programs*
November 1, 2006 to November 30, 2006	72,200	$34.95	72,200	$709,952,000
December 1, 2006 to December 31, 2006	–	–	–	$709,952,000
January 1, 2007 to January 31, 2007	364,235	$39.91	364,235	$695,414,000
TOTAL	436,435	$39.09	436,435	$695,414,000*

* In August 2006, the Company extended the expiration date of the program to December 2009 and increased the authorized repurchase of its Common Stock through open or private transactions to $813,000,000.

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FORM 10-K

Item 6. Selected Financial Data.

The following table sets forth selected financial data, certain of which have been derived from the Company's audited financial statements for fiscal 2002-2006:

(in thousands, except per share amounts, percentages, ratios, retail locations and employees)	2006	2005	2004	2003	2002
EARNINGS DATA					
Net sales	$ 2,648,321	$ 2,395,153	$ 2,204,831	$ 2,000,045	$ 1,706,602
Gross profit	1,475,675	1,342,340	1,230,573	1,157,382	1,011,448
Selling, general and administrative expenses	1,060,240	959,635	936,044	801,863	692,251
Earnings from operations	415,435	382,705	294,529	355,519	319,197
Net earnings	253,927	254,655	304,299	215,517	189,894
Net earnings per diluted share	1.80	1.75	2.05	1.45	1.28
Weighted-average number of diluted common shares	140,841	145,578	148,093	148,472	148,591
BALANCE SHEET AND CASH FLOW DATA					
Total assets	$ 2,845,510	$ 2,777,272	$ 2,666,118	$ 2,391,088	$ 1,923,586
Cash and cash equivalents	176,503	393,609	187,681	248,665	156,197
Short-term investments	15,500	–	139,200	27,450	–
Inventories, net	1,214,622	1,060,164	1,057,245	871,251	732,088
Short-term borrowings and long-term debt (including current portion)	518,462	471,676	440,563	486,859	349,659
Stockholders' equity	1,804,895	1,830,913	1,701,160	1,468,200	1,208,049
Working capital	1,253,973	1,334,233	1,208,068	952,923	770,481
Cash flows from operating activities	233,582	262,691	130,853	283,842	221,441
Capital expenditures	182,393	157,036	142,321	272,900	219,717
Stockholders' equity per share	13.28	12.85	11.77	10.01	8.34
Cash dividends paid per share	0.38	0.30	0.23	0.19	0.16
RATIO ANALYSIS AND OTHER DATA					
As a percentage of net sales:					
Gross profit	55.7%	56.0%	55.8%	57.9%	59.3%
Selling, general and administrative expenses	40.0%	40.1%	42.4%	40.1%	40.7%
Earnings from operations	15.7%	15.9%	13.4%	17.8%	18.7%
Net earnings	9.6%	10.6%	13.8%	10.8%	11.1%
Capital expenditures	6.9%	6.6%	6.5%	13.6%	12.9%
Return on average assets	9.0%	9.4%	12.0%	10.0%	10.7%
Return on average stockholders' equity	14.0%	14.4%	19.2%	16.1%	16.9%
Total debt-to-equity ratio	28.7%	25.8%	25.9%	33.2%	28.9%
Dividends as a percentage of net earnings	20.7%	16.8%	11.0%	12.9%	12.2%
Company-operated TIFFANY & CO. stores and boutiques	167	154	151	141	131
Number of employees	8,900	8,100	7,300	6,900	6,400

All references to years relate to the fiscal year that ends on January 31 of the following calendar year.

Financial information for 2006, 2005 and 2004 includes the effect of expensing stock-based compensation (see note O to consolidated financial statements). In addition, 2004 includes the effect of the Company's sale of its equity investment in Aber Diamond Corporation (see note D to consolidated financial statements).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes. All references to years relate to the fiscal year that ends on January 31 of the following calendar year.

KEY GROWTH STRATEGIES

The Company's key growth strategies are:

- To selectively expand its channels of distribution in important markets around the world without compromising the value of the TIFFANY & CO. trademark;
- To provide superior customer service;
- To maintain an active product development program;
- To increase its control over product supply through direct diamond sourcing and internal jewelry manufacturing;
- To achieve improved profit margins; and
- To enhance customer awareness through marketing and public relations programs.

FORM 10-K

2006 HIGHLIGHTS

- Net sales increased 11% to $2.6 billion due to growth in all channels of distribution.
- Worldwide comparable store sales increased 6% on a constant-exchange-rate basis (see Non-GAAP Measures). Comparable TIFFANY & CO. store sales in the U.S. increased 5%. Comparable international store sales increased 8%. Growth in most countries more than offset weakness in Japan.
- Net earnings of $254 million were approximately equal to the prior year, although earnings before income taxes increased 10%. Net earnings in 2005 included non-recurring tax benefits related to the repatriation provisions of the American Jobs Creation Act of 2004.
- Net earnings per diluted share rose 3% due to fewer shares outstanding.
- The Board of Directors authorized increased repurchases of Common Stock and extended the expiration of the repurchase program. The Company repurchased 8.1 million shares of its Common Stock in 2006.
- The number of Company-operated TIFFANY & CO. stores and boutiques increased 8%. The Company added 16 retail locations: five in the U.S., four in Japan, three in China and one each in Mexico, Korea, Austria and Canada. Three existing locations were closed: two in Japan and one in Korea.
- The Company introduced a wide range of new products, highlighted by the launch of jewelry designed by Frank Gehry, the world-renowned architect.
- The Company launched an informational website in China.
- The Board of Directors increased the quarterly dividend rate by 25%.

NON-GAAP MEASURES

The Company's reported sales reflect either a translation-related benefit from strengthening foreign currencies or a detriment from a strengthening U.S. dollar.

The Company reports information in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). Internally, management monitors its international sales performance on a non-GAAP basis that eliminates the positive or negative effects that result from translating international sales into U.S. dollars ("constant-exchange-rate basis"). Management believes this constant-exchange-rate measure provides a more representative assessment of the sales performance and provides better comparability between reporting periods.

The Company's management does not, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. The Company presents such non-GAAP financial measures in reporting its financial results to provide investors with an additional tool to evaluate the Company's operating results.

The following table reconciles sales percentage increases (decreases) from the GAAP to the non-GAAP basis versus the previous year:

	2006			2005		
	GAAP Reported	Translation Effect	Constant-Exchange-Rate Basis	GAAP Reported	Translation Effect	Constant-Exchange-Rate Basis
Net Sales:						
Worldwide	11 %	–	11 %	9 %	–	9 %
U.S. Retail	9 %	–	9 %	9 %	–	9 %
International Retail	12 %	(1)%	13 %	5 %	(2)%	7 %
Japan Retail	(1)%	(5)%	4 %	–	(4)%	4 %
Other Asia-Pacific	25 %	2 %	23 %	17 %	3 %	14 %
Europe	28 %	5 %	23 %	4 %	(3)%	7 %
Comparable Store Sales:						
Worldwide	6 %	–	6 %	4 %	(1)%	5 %
U.S. Retail	5 %	–	5 %	7 %	–	7 %
International Retail	7 %	(1)%	8 %	–	(2)%	2 %
Japan Retail	(4)%	(4)%	–	(4)%	(4)%	–
Other Asia-Pacific	24 %	2 %	22 %	10 %	2 %	8 %
Europe	25 %	5 %	20 %	(2)%	(3)%	1 %

RESULTS OF OPERATIONS

Certain operating data as a percentage of net sales were as follows:

	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Cost of sales	44.3	44.0	44.2
Gross profit	55.7	56.0	55.8
Selling, general and administrative expenses	40.0	40.1	42.4
Earnings from operations	15.7	15.9	13.4
Interest expense, financing costs and other income, net	0.4	0.5	0.8
Gain on sale of equity investment	–	–	8.8
Earnings before income taxes	15.3	15.4	21.4
Provision for income taxes	5.7	4.8	7.6
Net earnings	9.6%	10.6%	13.8%

Net Sales

(in thousands)	2006	2005	2004	2006 vs. 2005 Increase	2005 vs. 2004 Increase
U.S. Retail	$ 1,326,441	$ 1,220,683	$ 1,116,845	9%	9%
International Retail	1,010,627	900,689	857,360	12%	5%
Direct Marketing	174,078	157,483	142,508	11%	11%
Other	137,175	116,298	88,118	18%	32%
	$ 2,648,321	$ 2,395,153	$ 2,204,831	11%	9%

A store's sales are included in "comparable store sales" when the store has been open for more than 12 months. In markets except Japan, sales for relocated stores are included in comparable store sales if the relocation occurs within the same geographical market. In Japan, sales for a new store or boutique are not included if the store was relocated from one department store to another or from a department store to a free-standing location. In all markets, the results of a store in which the square footage has been expanded or reduced remain in the comparable store base.

U.S. Retail. U.S. Retail includes sales in TIFFANY & CO. stores in the U.S. and sales of TIFFANY & CO. products through business-to-business direct selling operations in the U.S. The following table presents the U.S. Retail channel and its components as a percentage of worldwide net sales:

	2006	2005	2004
New York Flagship store	9%	10%	10%
Branch stores	39%	39%	39%
Business-to-business	2%	2%	2%
	50%	51%	51%

U.S. Retail sales increased in 2006 and 2005 as a result of comparable store sales growth of 5% and 7% in 2006 and 2005 and the opening of new stores. In 2006 and 2005, the New York Flagship store's sales increased 9% and 5% and comparable branch store sales increased 4% and 7%. Comparable store sales growth in both years resulted from increases in the average sales amount per transaction. Management attributes the increased amount per transaction to sales of higher-priced merchandise as well as generally favorable conditions for consumer spending. In 2006 and 2005, the Company experienced growth across a range of jewelry categories, with especially strong results in jewelry with diamonds. The Company opened five new U.S. stores in 2006 and four new U.S. stores in 2005.

International Retail. International Retail includes sales in TIFFANY & CO. stores and department store boutiques outside the U.S. and, to a lesser extent, business-to-business, Internet and wholesale sales of TIFFANY & CO. products outside the U.S. The following table presents the sales contribution in U.S. dollars of each geographic region within the International Retail channel as a percentage of worldwide net sales:

	2006	2005	2004
Japan	19%	20%	22%
Other Asia-Pacific	9%	8%	7%
Europe	7%	6%	6%
Other International	3%	4%	4%
	38%	38%	39%

International Retail sales, on a constant-exchange-rate basis, increased 13% in 2006 and 7% in 2005, and comparable store sales rose 8% in 2006 and 2% in 2005. When compared with the prior year, the weighted-average U.S. dollar exchange rate was stronger in both 2006 and 2005.

Japan retail sales, on a constant-exchange-rate basis, increased 4% in both 2006 and 2005 due to an increase in unit sales of engagement and other fine jewelry. Comparable store sales were unchanged in both years. Management's operational focus in Japan is to increase sales by improving the in-store shopping experience and cultivating more long-term customer relationships, while also upgrading certain boutiques through renovation or relocation. In addition, management believes that Japan sales will continue to be affected by increased "luxury-goods" competition.

In 2006, the Company opened four locations in Japan and closed two. In 2005, the Company opened two locations and five were closed. The store closings are consistent with management's intention to enhance the quality of its selling locations in Japan. The Company also launched an e-commerce website in 2005.

In the Asia-Pacific region outside of Japan, comparable store sales on a constant-exchange-rate basis increased 22% in 2006 and 8% in 2005 due to growth in most markets. In Europe, comparable store sales on a constant-exchange-rate basis increased 20% in 2006 due to growth in all markets including the United Kingdom (which represents more than half of European sales) and 1% in 2005.

Store Data. Gross square feet of Company-operated TIFFANY & CO. stores increased 6% to 792,000 in 2006, following a 2% increase to 745,000 in 2005. Sales per gross square foot generated by those stores were $2,746 in 2006, $2,666 in 2005 and $2,546 in 2004. The Company's newer U.S. stores use a smaller footprint and are more productive than the Company's average. Management's objective is to increase sales per square foot by improving customer traffic through more targeted advertising and improving the conversion rate through continued sales training initiatives.

Given the success of new stores opened in recent years, management has adopted a more aggressive program for store openings. The Company's revised worldwide expansion strategy is to add 15-17 Company-operated TIFFANY & CO. stores and boutiques annually. Beginning in 2007, the Company expects to add 5-7 new U.S. stores and approximately 10 international stores each year. 2007 store openings announced to date for the U.S. are: Austin, Texas, Wall Street, New York City, Las Vegas, Nevada (the second store in that market), Natick, Massachusetts and Red Bank, New Jersey. 2007 openings announced to date for non-U.S. markets are stores in: Japan, Singapore, Korea, Germany and Mexico.

Direct Marketing. Direct Marketing includes Internet and catalog sales of TIFFANY & CO. products in the U.S. Direct Marketing sales rose in both 2006 and 2005 due to increases in both the number of orders shipped and the average order size. Website traffic and orders have continued to increase as consumers have shifted their purchases from catalogs to the Internet. Catalogs remain an effective marketing tool for both retail and Internet sales, but the Company has reduced catalog circulation and in 2006 began e-mail marketing communications to customers.

Other. Other includes worldwide sales of businesses operated under trademarks or tradenames other than TIFFANY & CO. ("specialty retail"). Other also includes wholesale sales of diamonds obtained through bulk purchases deemed not suitable for the Company's needs. Other sales increased in 2006 and 2005. More than half of the increase resulted from wholesale sales of diamonds. Sales in LITTLE SWITZERLAND stores (which represent the majority of Other sales) increased 6% in 2006 and 7% in 2005. IRIDESSE store sales increased in both years largely due to an increased store base.

Gross Margin

Gross margin (gross profit as a percentage of net sales) declined in 2006 by 0.3 percentage point and improved in 2005 by 0.2 percentage point. The primary components of the net decline in 2006 were: (i) a 0.4 percentage point decline due to increased low-margin wholesale sales of diamonds; (ii) a 0.3 percentage point decline due to changes in product sales mix and increased product costs; which was partially offset by (iii) a 0.5 percentage point improvement due to the leverage effect of fixed product-related costs, which includes costs associated with merchandising and distribution. The increase in 2005 was primarily attributable to changes in geographic and product sales mix and selective price increases (0.6 percentage point), partially offset by increased low-margin wholesale sales of diamonds (0.5 percentage point). Wholesale diamond sales are made to divest gemstones that do not meet Tiffany's quality requirements; typically, the Company purchases such gemstones in mixed lots which are then culled.

The Company's hedging program (see note K to consolidated financial statements) uses yen put options to stabilize product costs in Japan over the short-term despite exchange rate fluctuations. The Company adjusts its retail prices in Japan from time to time to address longer-term changes in the yen/dollar relationship and local competitive pricing.

Management's objective is to improve gross margin through greater product manufacturing/sourcing efficiencies (including increased direct rough-diamond sourcing and internal manufacturing), increased utilization of distribution center capacity, and selective price adjustments to address higher product costs.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses increased $100,605,000, or 10%, in 2006 largely due to increased labor and benefit costs of $31,400,000 and increased depreciation and occupancy expenses of $25,900,000, which is largely due to new and existing stores. In addition, marketing expenses increased $25,800,000, which included the launch of the Frank Gehry jewelry collection. In 2006, the Company recorded total charges of $6,893,000 related to the impairment of goodwill for its Little Switzerland business as a result of store performance and cash flow projections (see note E to consolidated financial statements). Despite increasing the advertising-to-sales ratio from 5.7% in 2005 to 6.2% in 2006, SG&A expenses as a percentage of net sales improved by 0.1 percentage point in 2006.

SG&A expenses increased $23,591,000, or 3%, in 2005. However, excluding several one-time costs in 2004 (a $25,000,000 contribution to The Tiffany & Co. Foundation, a $12,193,000 impairment charge and $2,932,000 of exit costs associated with discontinuing a specialty retail concept that the Company decided not to pursue), SG&A expenses would have increased 7% in 2005 due to higher labor and benefit costs (representing $33,400,000 of the increase) and higher depreciation and occupancy expenses attributable to new stores and variable rent (representing $19,200,000 of the increase). In addition, in 2005, the Company recorded $2,201,000 of losses associated with the sale of the Company's equity investment in a retail designer and distributor and $2,115,000 of losses associated with the sale of a glassware manufacturing operation. As a percentage of net sales, SG&A expenses improved 2.3 percentage points in 2005. Excluding the one-time costs in 2004 discussed above, SG&A expenses as a percentage of net sales would have improved 0.5 percentage point in 2005 due to overall sales growth.

Management's objective is to improve the ratio of SG&A expenses to net sales by controlling expenses so that sales growth can result in a higher rate of earnings growth.

Earnings from Operations

(in thousands)	2006	% of Sales*	2005	% of Sales*	2004	% of Sales*
Earnings (losses) from operations:						
U.S. Retail	$ 260,067	20 %	$ 265,425	22 %	$ 217,882	20 %
International Retail	259,116	26 %	216,273	24 %	213,411	25 %
Direct Marketing	62,580	36 %	58,109	37 %	45,835	32 %
Other	(29,344)	(21)%	(18,829)	(16)%	(23,290)	(26)%
	552,419		520,978		453,838	
Unallocated corporate expenses	(136,984)		(138,273)		(159,309)	
Earnings from operations	$ 415,435		$ 382,705		$ 294,529	

*Percentages represent earnings (losses) from operations as a percentage of each segment's net sales.

Reclassifications were made to the prior years' earnings (losses) from operations by segment to conform to the current year presentation and to reflect the revised manner in which management evaluates the performance of segments (see note R to consolidated financial statements for further information on the reclassifications that were made).

Earnings from operations rose 9% in 2006. On a segment basis, the ratio of earnings (losses) from operations (before the effect of unallocated corporate expenses and interest expense, financing costs and other income, net) to each segment's net sales in 2006 compared with 2005 was as follows:

- U.S. Retail – decreased 2 percentage points primarily due to a decline in gross margin (due to higher product costs) and increased SG&A expenses (due to new and existing stores as well as increased marketing expenses);
- International Retail – increased 2 percentage points primarily due to an improved gross margin (due to the leveraging of product-related costs) and the leveraging of operating expenses which benefited from increased sales growth;
- Direct Marketing – decreased 1 percentage point primarily due to a decline in gross margin (due to higher product costs); and

- Other – increased loss of 5 percentage points primarily due to continued investments in the development of the specialty retail businesses and greater than expected losses from the Little Switzerland business, including a $6,893,000 loss related to the impairment of all goodwill. 2005 included losses associated with business dispositions.

Earnings from operations rose 30% in 2005. On a segment basis, the ratio of earnings (losses) from operations (before the effect of unallocated corporate expenses and interest expense, financing costs and other income, net) to each segment's net sales in 2005 compared with 2004 was as follows:

- U.S. Retail – increased 2 percentage points primarily due to increased sales and gross margin and the leveraging of fixed expenses;
- International Retail – decreased 1 percentage point primarily due to a decline in gross margin (due to increased product costs);
- Direct Marketing – increased 5 percentage points primarily due to increased sales and gross margin and the leveraging of fixed expenses; and
- Other – reduced loss of 10 percentage points primarily due to the absence of impairment and exit costs incurred in 2004. Excluding these charges from the 2004 loss from operations, the ratio of losses from operations to net sales in 2005 would have been equal to 2004.

Unallocated corporate expenses include costs related to the Company's administrative support functions, such as information technology, finance, legal and human resources. Unallocated corporate expenses decreased 1% in 2006 and 13% in 2005. The 13% decrease in 2005 was primarily due to the $25,000,000 contribution to The Tiffany & Co. Foundation made in 2004, which was partially offset by incremental labor and benefit costs.

Interest Expense and Financing Costs

Interest expense in 2006 was higher than 2005 primarily due to increased borrowings to support inventory growth and share repurchases. Interest expense in 2005 was slightly higher than 2004.

Other Income, Net

Other income, net includes interest income, gains/losses on investment activities and foreign currency transactions, and minority interest income/expense. Other income, net increased in 2006 and 2005. The increase in 2006 was primarily due to (i) $6,774,000 of gains associated with the sale of equity investments and marketable securities; (ii) increased interest income; partially offset by (iii) a change of $4,080,000 in foreign currency transaction gains/losses. The increase in 2005 was primarily due to increased interest income associated with a higher level of average investments and higher interest rates, as well as transaction gains on settlement of foreign payables.

Gain on Sale of Equity Investment

In December 2004, the Company sold its entire investment holdings of eight million shares in Aber Diamond Corporation ("Aber"), which had been acquired in July 1999, and recorded a pre-tax gain of $193,597,000, or a gain of $125,064,000 net of tax (see Liquidity and Capital Resources).

Provision for Income Taxes

The effective income tax rate was 37.2% in 2006, compared with 30.8% in 2005 and 35.6% in 2004. The lower effective tax rates in 2005 and 2004 primarily reflected tax benefits associated with the repatriation provisions of the American Jobs Creation Act of 2004 ("AJCA"). The 2004 rate also benefited from the favorable state tax treatment on the gain from the Company's sale of its equity investment in Aber.

The AJCA, which was signed into law on October 22, 2004, created a temporary incentive for U.S. companies to repatriate accumulated foreign earnings by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. The incentive effectively reduced the amount of U.S. Federal income tax due on repatriation. Taking advantage of the AJCA, the Company recorded an income tax benefit of $8,600,000 in 2004 to reflect the Company's plan to repatriate $100,000,000 of accumulated foreign earnings. In 2005, the Company recorded an income tax benefit of $22,588,000 due to the Internal Revenue Service clarifying certain provisions of the AJCA in May 2005, which also resulted in the Company's decision to repatriate additional foreign earnings. The tax benefit to the Company occurred because the Company had previously accrued income taxes on un-repatriated foreign earnings at statutory tax rates. In total, the Company repatriated $178,245,000 of accumulated foreign earnings.

2007 Outlook

Management's financial performance objectives for 2007 are based on the following assumptions and should be read in conjunction with Item 1A "Risk Factors" on page K-18:

- Net sales growth of 11% - 12%. This objective assumes a high-single-digit percentage increase in worldwide comparable store sales on a constant-exchange-rate basis, including a high-single-digit percentage increase in both the U.S. and internationally. It also assumes adding 17 Company-operated TIFFANY & CO. stores.
- An increase in the operating margin primarily due to an improvement in gross margin as a result of a stabilization of product costs, favorable sales mix and the leverage of fixed costs against sales growth.
- Other expenses, net of approximately $21 million - $23 million.
- An increase in the effective tax rate to 38%.
- Net earnings per diluted share growth of 15%.
- Net inventories increasing by a high-single-digit percentage.
- Capital expenditures of approximately $180 million.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity needs have been, and are expected to remain, primarily a function of its seasonal and expansion-related working capital requirements and capital expenditure needs. The ratio of total debt (short-term borrowings, current portion of long-term debt and long-term debt) to stockholders' equity was 29% and 26% at January 31, 2007 and 2006.

The following table summarizes cash flows from operating, investing and financing activities:

(in thousands)	2006	2005	2004
Net cash provided by (used in):			
Operating activities	$ 233,582	$ 262,691	$ 130,853
Investing activities	(204,979)	31,943	(30,265)
Financing activities	(248,871)	(85,151)	(163,937)
Effect of exchange rates on cash and cash equivalents	3,162	(3,555)	2,365
Net (decrease) increase in cash and cash equivalents	$ (217,106)	$ 205,928	$ (60,984)

Operating Activities

The Company had net cash inflows from operating activities of $233,582,000 in 2006, $262,691,000 in 2005 and $130,853,000 in 2004. The decrease in 2006 resulted from higher inventory purchases, partly offset by increased net earnings after adjustment for non-cash items and lower payments for taxes made in 2006 (in 2005 payments for taxes were higher due to the gain on the sale of the Company's equity investment in Aber). Increased net cash inflows in 2005 resulted from increased net earnings after adjustment for non-cash items and smaller growth in inventories, partly offset by increased tax payments largely associated with a gain recognized on the sale of the Company's equity investment in Aber in the fourth quarter of 2004.

Working Capital. Working capital (current assets less current liabilities) and the corresponding current ratio (current assets divided by current liabilities) were $1,253,973,000 and 3.8 at January 31, 2007, compared with $1,334,233,000 and 4.7 at January 31, 2006.

Accounts receivable, less allowances, at January 31, 2007 were 19% higher than January 31, 2006 due to sales growth, a shift in credit card usage toward the Company's in-house card and an increase in reimbursements from landlords related to new store build-outs. On a 12-month rolling basis, accounts receivable turnover was 18 times in 2006 and 19 times in 2005.

Inventories, net at January 31, 2007 were 15% above January 31, 2006. Combined raw material and work-in-process inventories increased 26% due to expanded diamond sourcing operations, as well as higher precious metal costs. Finished goods inventories increased 10% reflecting store openings, broadened product assortments and higher costs. Changes in foreign currency exchange rates had an insignificant effect on the change in inventory balances from January 31, 2006.

Investing Activities

The Company had a net cash outflow from investing activities of $204,979,000 in 2006, a net cash inflow of $31,943,000 in 2005 and a net cash outflow of $30,265,000 in 2004. Investing activities in 2005 included higher net proceeds from the sale of marketable securities and short-term investments and proceeds from the sale-leaseback of assets. Investing activities in 2004 included the proceeds from the sale of an equity investment.

Capital Expenditures. Capital expenditures were $182,393,000 in 2006, $157,036,000 in 2005 and $142,321,000 in 2004, representing 7%, 7% and 6% of net sales in those respective years. In all three years, expenditures were primarily related to the opening, renovation and expansion of stores and distribution facilities and ongoing investments in new systems.

In 2002, the Company acquired the property housing its Flagship store on Old Bond Street in London and an adjacent building, in order to renovate and reconfigure the interior retail selling space. Construction commenced in 2004 and was completed in 2006 at a cost of approximately $36,000,000.

In 2000, the Company began a multi-year project to renovate and reconfigure its New York Flagship store in order to increase the total sales area by approximately 25% and to provide additional space for customer service, customer hospitality and special exhibitions. The increase in the sales area was completed in 2001 when the renovated second floor opened to provide an expanded presentation of engagement and other jewelry. The renovated sixth floor that now houses the customer service department opened in 2002. The renovated fourth floor that offers tableware merchandise opened in 2003. The renovated third floor with silver jewelry and accessories opened in 2004. In conjunction with the New York store project, the Company relocated its after-sales service functions and several of its administrative functions. The Company completed the project in 2006 with the renovation of the main floor, for a total cost of approximately $110,000,000.

Acquisitions, Investments and Dispositions. In October 2005, the Company acquired a corporation that specializes in polishing small carat weight diamonds. The price payable by the Company for the entire equity interest in this corporation is $2,000,000, of which $1,200,000 was paid in 2005 and $400,000 in 2006; the balance will be paid when certain post-acquisition requirements are satisfied but no later than a fixed due date. This acquisition was not significant to the Company's financial position, earnings or cash flows.

The Company made a $10,000,000 investment ($4,500,000 in 2004 and $5,500,000 in 2005) in a joint venture that owns and operates a diamond polishing facility. The Company's interest in, and control over, this venture are such that its results are consolidated with those of the Company and its subsidiaries. The Company expects, through its investment, to gain access to additional supplies of diamonds that meet its quality standards.

In December 2004, the Company sold its entire investment in Aber through a private offering. To gain Aber's consent to the sale, the Company paid a fee and ceded its right to representation on Aber's Board of Directors. Aber, in turn, paid the Company the present value of the right to purchase diamonds at a discount, under a purchase agreement, which obligates the Company to purchase, subject to availability and the Company's quality standards, a minimum of $50,000,000 of diamonds per year through 2013. Inclusive of the payments described above, the Company received proceeds of $278,081,000, net of investment banking and legal fees, related to the sale of its equity investment. A pre-tax gain of $193,597,000 was recognized on the sale of the stock, and $10,843,000 related to the present value of the discount under the purchase agreement was deferred. As the deferred amount represents the present value of the discount, interest will be recorded on the deferred amount, and the undiscounted amount will be recognized as a reduction of inventory costs. The Company used $25,000,000 of the proceeds for a charitable contribution to The Tiffany & Co. Foundation; management used the balance for general corporate purposes, including share repurchases and additional investments to secure a greater supply of rough diamonds. The Company continues to maintain its commercial relationship with Aber through the diamond purchase agreement.

In December 2002, the Company made a $4,000,000 investment in a privately-held company that designs and sells jewelry. In 2004 and 2003, the Company made additional investments of $2,500,000 and $4,500,000. In October 2005, the Company sold its equity interest and recorded a loss of $2,201,000 in SG&A expenses. Prior to the sale of the equity interest, the Company consolidated those results in its financial statements based on the percentage of ownership and effective control over the direction of the operations of the business.

In September 2005, the Company entered into a sale-leaseback arrangement for its Retail Service Center, a distribution and administrative office facility. The Company received proceeds of $75,000,000 resulting in a gain of $5,300,000, which has been deferred and is being amortized over the lease term. The lease has been accounted for as an operating lease. The lease expires in 2025 and has two ten-year renewal options.

FORM 10-K

The Company continuously evaluates its manufacturing operations and supply chain to ensure that it has the optimal production mix to support long-term growth needs. In August 2005, the Company sold a glassware manufacturing operation. The Company recorded a loss of approximately $2,115,000 in SG&A expenses associated with the sale of the operation.

Marketable Securities. The Company invests excess cash in short-term investments and marketable securities. The Company had (net purchases of) or net proceeds from investments in marketable securities and short-term investments of ($13,063,000), $147,994,000 and ($146,470,000) during 2006, 2005 and 2004.

Financing Activities

The Company had net cash outflows from financing activities of $248,871,000 in 2006, $85,151,000 in 2005 and $163,937,000 in 2004. Financing activities reflected progressively increased share repurchases and changes in borrowings.

Dividends. Cash dividends paid were $52,611,000 in 2006, $42,903,000 in 2005 and $33,569,000 in 2004. The dividend payout ratio (dividends as a percentage of net earnings) was 21% in 2006, 17% in 2005 and 11% in 2004. In May 2006, the Company's Board of Directors declared a 25% increase in the quarterly rate on common shares, increasing it from $0.08 per share to $0.10 per share. In May 2005, the Company's Board of Directors declared a 33% increase in the quarterly dividend rate on common shares, increasing it from $0.06 per share to $0.08 per share. In May 2004, the Company's Board of Directors declared a 20% increase in the quarterly dividend rate on common shares, increasing it from $0.05 per share to $0.06 per share.

Stock Repurchases. In March 2005, the Company's Board of Directors approved a stock repurchase program ("2005 Program") that authorized the repurchase of up to $400,000,000 of the Company's Common Stock through March 2007 by means of open market or private transactions. The 2005 Program replaced and terminated an earlier program. In August 2006, the Company's Board of Directors extended the expiration date of the Company's 2005 Program to December 2009, and authorized the repurchase of up to an additional $700,000,000 of the Company's Common Stock through open market or private transactions. The timing of repurchases and the actual number of shares to be repurchased depend on a variety of discretionary factors such as price and other market conditions.

The Company's stock repurchase activity was as follows:

(in thousands, except per share amounts)	2006	2005	2004
Cost of repurchases	$ 281,176	$ 132,816	$ 86,732
Shares repurchased and retired	8,149	3,835	2,735
Average cost per share	$ 34.50	$ 34.63	$ 31.71

At January 31, 2007, there remained $695,414,000 of authorization for future repurchases.

At least annually, the Company's Board of Directors reviews its policies with respect to dividends and share repurchases with a view to actual and projected earnings, cash flow and capital requirements for expansion.

Recent Borrowings. The Company's current sources of working capital are internally-generated cash flows and borrowings available under a revolving credit facility.

In July 2005, the Company entered into a new $300,000,000 revolving credit facility ("Credit Facility") and, in October 2006, exercised its option to increase the Credit Facility by $150,000,000 to $450,000,000. The Company has the option to increase such commitments to $500,000,000. The Credit Facility is available for working capital and other corporate purposes and contains covenants that require maintenance of certain debt/equity and interest-coverage ratios, in addition to other requirements customary to loan facilities of this nature. Borrowings may be made from eight participating banks and are at interest rates based upon local currency borrowing rates plus a margin that fluctuates with the Company's fixed charge coverage ratio. The weighted-average interest rate at January 31, 2007 and 2006 was 2.44% and 3.59%. The Credit Facility expires in July 2010.

In January 2006, the Company borrowed HKD 300,000,000 ($38,672,000 at issuance) ("Hong Kong Term Loan"), SGD 13,100,000 ($8,043,000 at issuance) ("Singapore Term Loan") and CHF 19,500,000 ($15,145,000 at issuance) ("Switzerland Term Loan") due in January 2011. These funds were used to partially finance the repatriation of dividends related to the AJCA (see Provision for Income Taxes above). Principal payments of 10% of the original principal amount are due each year, with the balance due upon maturity. Amounts may be prepaid without incurring penalties. The covenants of the term loans are similar to the Credit Facility. Interest rates are based upon local currency borrowing rates plus a margin that fluctuates with the Company's fixed charge coverage ratio. In 2006, the Singapore Term Loan was paid in full with existing funds. The interest rates for the Hong Kong Term Loan and the Switzerland Term Loan were 4.28% and 2.40%, respectively, at January 31, 2007 and 4.28% and 1.28%, respectively, at January 31, 2006. The interest rate for the Singapore Term Loan was 3.65% at January 31, 2006.

In October 2004, the Company's obligation to repay a yen 5,500,000,000 ($51,530,000 at maturity) borrowing came due and was paid in full, primarily with proceeds from a new yen 5,000,000,000 short-term loan. The yen 5,000,000,000 ($46,845,000 at issuance) short-term loan agreement was entered into in October 2004, had an interest rate of 0.59%, came due in January 2005 and was paid in full with existing funds.

At January 31, 2007, the Company was in compliance with all covenants.

Contractual Cash Obligations and Commercial Commitments

The following is a summary of the Company's contractual cash obligations at January 31, 2007:

(in thousands)	Total	2007	2008-2009	2010-2011	Thereafter
Operating leases	$ 772,828	$ 100,920	$ 176,663	$ 144,233	$ 351,012
Inventory purchase obligations	424,707	124,707	100,000	100,000	100,000
Short-term borrowings	106,681	106,681	-	-	-
Long-term debt	411,781	5,398	110,502	236,033	59,848
Interest on debt and interest-rate swap agreements [a]	72,310	19,701	33,338	17,266	2,005
Construction-in-progress	19,722	19,062	180	180	300
Non-inventory purchase obligations	9,715	9,715	-	-	-
Other contractual obligations [b]	9,358	7,611	1,297	450	-
	$1,827,102	$ 393,795	$ 421,980	$ 498,162	$ 513,165

a) Excludes interest payments on amounts outstanding under available lines of credit, as the outstanding amounts fluctuate based on the Company's working capital needs. Variable-rate interest payments were estimated based on rates at January 31, 2007. Actual payments will differ based on changes in interest rates.

b) Other contractual obligations consist primarily of royalty and maintenance commitments.

The summary above does not include cash contributions for the Company's pension plan and cash payments for other postretirement obligations. The Company plans to contribute approximately $15,000,000 to the pension plan in 2007. However, this expectation is subject to change if actual asset performance is different than the assumed long-term rate of return on pension plan assets. The Company estimates cash payments for postretirement health-care and life insurance benefit obligations to be $1,227,000 in 2007. In addition, the summary above does not include the credit facility that the Company is providing to Tahera Diamond Corporation ("Tahera"), see below.

The following is a summary of the Company's outstanding borrowings and available capacity under the Credit Facility and other lines of credit at January 31, 2007:

(in thousands)	Total capacity	Borrowings outstanding	Available capacity
Credit Facility*	$ 450,000	$ 106,681	$ 343,319
Other lines of credit	13,829	-	13,829
	$ 463,829	$ 106,681	$ 357,148

*This facility matures in July 2010 and the capacity may be increased to $500,000,000.

In addition, the Company had letters of credit and financial guarantees of $20,386,000 at January 31, 2007, of which $19,431,000 expires within one year.

In November 2004, the Company entered into an agreement with Tahera, a Canadian diamond mining and exploration company, to purchase or market all of the diamonds to be mined at the Jericho mine, which has been developed and constructed by Tahera in Nunavut, Canada (the "Project"). In consideration of that agreement, the Company provided a credit facility to Tahera which allows Tahera to draw up to CDN$35,000,000 (U.S. $29,653,000 at January 31, 2007) to finance the development and

FORM 10-K

construction of the Project. This credit facility matures in December 2013. In 2006, the credit facility was amended to defer the start of principal and interest payments until September 2007 and to include a working capital loan commitment of CDN$8,000,000 (U.S. $6,778,000 at January 31, 2007), which can be borrowed against until December 2007. At January 31, 2007, CDN$44,044,000 (U.S. $37,315,000 at January 31, 2007), including accrued interest of CDN$3,506,000 (U.S. $2,970,000 at January 31, 2007), was outstanding under the credit facility and working capital loan commitment. The Company began purchasing diamonds from Tahera in 2006.

Based on the Company's financial position at January 31, 2007, management anticipates that cash on hand, internally-generated cash flows and the funds available under the Credit Facility will be sufficient to support the Company's planned worldwide business expansion, share repurchases, debt service and seasonal working capital increases for the foreseeable future.

Seasonality

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing a proportionally greater percentage of annual sales, earnings from operations and cash flow. Management expects such seasonality to continue.

CRITICAL ACCOUNTING ESTIMATES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from those estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements and records the effect of any necessary adjustments.

The development and selection of critical accounting estimates and the related disclosures below have been reviewed with the Audit Committee of the Company's Board of Directors. The following critical accounting policies that rely on assumptions and estimates were used in the preparation of the Company's consolidated financial statements:

Inventory. The Company writes down its inventory for discontinued and slow-moving products. This write-down is equal to the difference between the cost of inventory and its estimated market value, and is based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs might be required. The Company has not made any material changes in the accounting methodology used to establish its reserve for discontinued and slow-moving products during the past three years. At January 31, 2007, a 10% change in the reserve for discontinued and slow-moving products would have resulted in a change of $2,235,000 in inventory and cost of sales. The Company's domestic and foreign branch inventories, excluding Japan, are valued using the last-in, first-out (LIFO) method, and inventories held by foreign subsidiaries and Japan are valued using the average cost method. Fluctuation in inventory levels, along with the costs of raw materials, could affect the carrying value of the Company's inventory.

Long-lived assets. The Company's long-lived assets are primarily property, plant and equipment. The Company reviews its long-lived assets for impairment when management determines that the carrying value of such assets may not be recoverable due to events or changes in circumstances. Recoverability of long-lived assets is evaluated by comparing the carrying value of the asset with estimated future undiscounted cash flows. If the comparisons indicate that the value of the asset is not recoverable, an impairment loss is calculated as the difference between the carrying value and the fair value of the asset and the loss is recognized during that period. The Company recorded impairment charges of $10,230,000 in 2004 and did not record any impairment charges in 2006 or 2005.

Goodwill. The Company performs its annual impairment evaluation of goodwill during the fourth quarter of its fiscal year or when circumstances otherwise indicate an evaluation should be performed. The evaluation, based upon discounted cash flows, requires management to estimate future cash flows, growth rates and economic and market conditions. The Company recorded impairment charges of $6,893,000 in 2006 and $1,963,000 in 2004. The 2005 evaluation resulted in no impairment charges.

Income taxes. Foreign and domestic tax authorities periodically audit the Company's income tax returns. These audits often examine and test the factual and legal basis for positions the Company has taken in its tax filings with respect to its tax liabilities, including the timing and amount of deductions and the allocation of income among various tax jurisdictions ("tax filing positions"). Management believes that its tax filing positions are reasonable and legally supportable. However, in specific cases, various tax authorities may take a contrary position. In evaluating the exposures associated with the Company's various tax filing positions, management records reserves for probable exposures. Earnings could be affected to the extent the Company prevails in matters for which reserves have been established or is required to pay amounts in excess of established reserves. The Company also records valuation allowances when management determines it is more likely than not that deferred tax assets will not be realized in the future.

Employee benefit plans. The Company maintains several pension and retirement plans, as well as provides certain postretirement health-care and life insurance benefits for current and retired employees. The Company makes certain assumptions that affect the underlying estimates related to pension and other postretirement costs. Significant changes in interest rates, the market value of securities and projected health-care costs would require the Company to revise key assumptions and could result in a higher or lower charge to earnings.

The Company used a discount rate of 5.75% to determine its 2006 pension and postretirement expense for all U.S. plans. Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased 2006 pension and postretirement expenses by $3,640,000 and $201,000. A decrease of 0.5% in the discount rate would have increased the 2006 pension and postretirement expenses by $4,106,000 and $213,000. The discount rate is subject to change each year, consistent with changes in the yield on applicable high-quality, long-term corporate bonds. Management selects a discount rate at which pension and postretirement benefits could be effectively settled based on (i) analysis of expected benefit payments attributable to current employment service and (ii) appropriate yields related to such cash flows.

The Company used an expected long-term rate of return of 7.50% to determine its 2006 pension expense. Holding all other assumptions constant, a 0.5% change in the long-term rate of return would have changed the 2006 pension expense by $780,000. The expected long-term rate of return on pension plan assets is selected by taking into account the average rate of return expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. More specifically, consideration is given to the expected rates of return (including reinvestment asset return rates) based upon the plan's current asset mix, investment strategy and the historical performance of plan assets.

For postretirement benefit measurement purposes, the following annual rates of increase in the per capita cost of covered health care were assumed for 2007: 9.00% (for pre-age 65 retirees) and 10.00% (for post-age 65 retirees). The rate was assumed to decrease gradually to 4.75% by 2016 (for pre-age 65 retirees) and by 2018 (for post-age 65 retirees) and remain at that level thereafter. A one-percentage-point increase in the assumed health-care cost trend rate would have increased the aggregate service and interest cost components of the 2006 postretirement expense by $466,000. Decreasing the assumed health-care cost trend rate by one-percentage-point would have decreased the aggregate service and interest cost components of the 2006 postretirement expense by $357,000.

NEW ACCOUNTING STANDARDS

See note B to consolidated financial statements.

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Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to market risk from fluctuations in foreign currency exchange rates and interest rates, which could affect its consolidated financial position, earnings and cash flows. The Company manages its exposure to market risk through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading or speculative purposes, and does not maintain such instruments that may expose the Company to significant market risk.

Foreign Currency Risk

In Japan, the Company uses yen put options to minimize the effect of a weakening yen on U.S. dollar-denominated transactions. To a lesser extent, the Company uses foreign-exchange forward contracts to protect against changes in local currencies. Gains or losses on these instruments substantially offset losses or gains on the assets, liabilities and transactions being hedged. Management neither foresees nor expects significant changes in foreign currency exposure in the near future.

The fair value of yen put options is sensitive to changes in yen exchange rates. If the market yen exchange rate at the time of an option's expiration is stronger than the contracted exchange rate, the Company allows the option to expire, limiting its loss to the cost of the option contract. The cost of outstanding option contracts at January 31, 2007 and 2006 was $2,978,000 and $2,828,000. At January 31, 2007 and 2006, the fair value of outstanding yen put options was $6,056,000 and $7,083,000. The fair value of the options was determined using quoted market prices for these instruments. At January 31, 2007 and 2006, a 10% appreciation in yen exchange rates (i.e. a strengthing yen) from the prevailing market rates would have resulted in a fair value of $563,000 and $1,083,000. At January 31, 2007 and 2006, a 10% depreciation in yen exchange rates (i.e. a weakening yen) from the prevailing market rates would have resulted in a fair value of $16,784,000 and $15,644,000.

At January 31, 2007 and 2006, the Company had $5,885,000 and $7,481,000 of outstanding forward foreign-exchange contracts, which subsequently matured in February and March 2007 and February 2006, respectively. Due to the short-term nature of the Company's forward foreign-exchange contracts, the book value of the underlying assets and liabilities approximates fair value.

Interest Rate Risk

The Company uses interest-rate swap contracts related to certain debt arrangements to manage its net exposure to interest rate changes. The interest-rate swap contracts effectively convert fixed-rate obligations to floating-rate instruments. Additionally, since the fair value of the Company's fixed-rate long-term debt is sensitive to interest rate changes, the interest-rate swap contracts serve as a hedge to changes in the fair value of these debt instruments. A 100 basis-point increase in interest rates at January 31, 2007 and 2006 would have decreased the market value of the Company's fixed-rate long-term debt, including the effect of the interest-rate swap, by $8,652,000 and $11,484,000. A 100 basis-point decrease in interest rates at January 31, 2007 and 2006 would have increased the market value of the Company's fixed-rate long-term debt, including the effect of the interest-rate swap, by $9,006,000 and $11,868,000.

Management does not expect significant changes in exposure to interest rate fluctuations, nor in market risk-management practices.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Tiffany & Co.:

We have completed our integrated audits of Tiffany & Co.'s consolidated financial statements and of its internal control over financial reporting as of January 31, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of stockholders' equity and comprehensive earnings, and of cash flows present fairly, in all material respects, the financial position of Tiffany & Co. and its subsidiaries (the "Company") at January 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a) (2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note B, due to the implementation of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),* the Company changed the manner in which it accounts for pensions and other benefits as of January 31, 2007.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of January 31, 2007 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 29, 2007

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)	January 31, 2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 176,503	$ 393,609
Short-term investments	15,500	-
Accounts receivable, less allowances of $7,900 and $8,002	168,973	142,294
Inventories, net	1,214,622	1,060,164
Deferred income taxes	73,455	69,576
Prepaid expenses and other current assets	57,591	33,200
Total current assets	1,706,644	1,698,843
Property, plant and equipment, net	932,389	866,004
Deferred income taxes	39,707	29,828
Other assets, net	166,770	182,597
	$ 2,845,510	$ 2,777,272
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 106,681	$ 38,942
Current portion of long-term debt	5,398	6,186
Accounts payable and accrued liabilities	215,967	202,646
Income taxes payable	63,114	60,364
Merchandise and other customer credits	61,511	56,472
Total current liabilities	452,671	364,610
Long-term debt	406,383	426,548
Pension/postretirement benefit obligations	84,466	71,865
Other long-term liabilities	97,095	83,336
Commitments and contingencies		
Stockholders' equity:		
Preferred Stock, $0.01 par value; authorized 2,000 shares, none issued and outstanding	-	-
Common Stock, $0.01 par value; authorized 240,000 shares, issued and outstanding 135,875 and 142,509	1,358	1,425
Additional paid-in capital	536,187	488,960
Retained earnings	1,269,940	1,331,321
Accumulated other comprehensive gain (loss), net of tax:		
Foreign currency translation adjustments	11,846	5,281
Deferred hedging gain	2,046	3,247
Unrealized gain on marketable securities	178	679
Adjustment to apply SFAS No. 158	(16,660)	-
Total stockholders' equity	1,804,895	1,830,913
	$ 2,845,510	$ 2,777,272

See notes to consolidated financial statements.

FORM 10-K

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands, except per share amounts)	Years Ended January 31, 2007	2006	2005
Net sales	$ 2,648,321	$ 2,395,153	$ 2,204,831
Cost of sales	1,172,646	1,052,813	974,258
Gross profit	1,475,675	1,342,340	1,230,573
Selling, general and administrative expenses	1,060,240	959,635	936,044
Earnings from operations	415,435	382,705	294,529
Interest expense and financing costs	26,082	23,062	22,003
Other income, net	(15,082)	(8,331)	(6,025)
Gain on sale of equity investment	–	–	193,597
Earnings before income taxes	404,435	367,974	472,148
Provision for income taxes	150,508	113,319	167,849
Net earnings	$ 253,927	$ 254,655	$ 304,299
Net earnings per share:			
Basic	$ 1.84	$ 1.78	$ 2.08
Diluted	$ 1.80	$ 1.75	$ 2.05
Weighted-average number of common shares:			
Basic	138,362	142,976	145,995
Diluted	140,841	145,578	148,093

See notes to consolidated financial statements.

FORM 10-K

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE EARNINGS

(in thousands)	Total Stockholders' Equity	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)	Common Stock		Additional Paid-In Capital
				Shares	Amount	
Balances, January 31, 2004	$ 1,468,200	$ 1,058,203	$ 13,348	146,735	$ 1,467	$ 395,182
Exercise of stock options	6,691	–	–	482	4	6,687
Tax benefit from exercise of stock options	3,818	–	–	–	–	3,818
Share-based compensation expense	22,100	–	–	–	–	22,100
Issuance of Common Stock under Employee Profit Sharing and Retirement Savings ("EPSRS") Plan	2,625	–	–	66	1	2,624
Purchase and retirement of Common Stock	(86,732)	(82,602)	–	(2,735)	(27)	(4,103)
Cash dividends on Common Stock	(33,569)	(33,569)	–	–	–	–
Deferred hedging gain, net of tax	390	–	390	–	–	–
Unrealized gain on marketable securities, net of tax	149	–	149	–	–	–
Foreign currency translation adjustments, net of tax	13,189	–	13,189	–	–	–
Net earnings	304,299	304,299	–	–	–	–
Balances, January 31, 2005	1,701,160	1,246,331	27,076	144,548	1,445	426,308
Exercise of stock options and vesting of restricted stock units ("RSUs")	24,545	–	–	1,653	17	24,528
Tax benefit from exercise of stock options and vesting of RSUs	13,791	–	–	–	–	13,791
Share-based compensation expense	25,950	–	–	–	–	25,950
Issuance of Common Stock under EPSRS Plan	4,400	–	–	143	1	4,399
Purchase and retirement of Common Stock	(132,816)	(126,762)	–	(3,835)	(38)	(6,016)
Cash dividends on Common Stock	(42,903)	(42,903)	–	–	–	–
Deferred hedging gain, net of tax	5,365	–	5,365	–	–	–
Unrealized gain on marketable securities, net of tax	530	–	530	–	–	–
Foreign currency translation adjustments, net of tax	(23,764)	–	(23,764)	–	–	–
Net earnings	254,655	254,655	–	–	–	–
Balances, January 31, 2006	1,830,913	1,331,321	9,207	142,509	1,425	488,960
Exercise of stock options and vesting of RSUs	21,689	–	–	1,394	13	21,676
Tax benefit from exercise of stock options and vesting of RSUs	5,927	–	–	–	–	5,927
Share-based compensation expense	33,473	–	–	–	–	33,473
Issuance of Common Stock under EPSRS Plan	4,550	–	–	121	1	4,549
Purchase and retirement of Common Stock	(281,176)	(262,697)	–	(8,149)	(81)	(18,398)
Cash dividends on Common Stock	(52,611)	(52,611)	–	–	–	–
Deferred hedging loss, net of tax	(1,201)	–	(1,201)	–	–	–
Unrealized loss on marketable securities, net of tax	(501)	–	(501)	–	–	–
Foreign currency translation adjustments, net of tax	6,565	–	6,565	–	–	–
Adjustment to apply SFAS No. 158, net of tax	(16,660)	–	(16,660)	–	–	–
Net earnings	253,927	253,927	–	–	–	–
Balances, January 31, 2007	$ 1,804,895	$ 1,269,940	$ (2,590)	135,875	$ 1,358	$ 536,187

	Years Ended January 31,		
	2007	2006	2005
Comprehensive earnings are as follows:			
Net earnings	$ 253,927	$ 254,655	$ 304,299
Deferred hedging (loss) gain, net of tax (benefit) expense of ($647), $3,393 and $210	(1,201)	5,365	390
Foreign currency translation adjustments, net of tax expense (benefit) of $3,011, ($13,222) and $5,917	6,565	(23,764)	13,189
Unrealized (loss) gain on marketable securities, net of tax (benefit) expense of ($301), $269 and $93	(501)	530	149
	$ 258,790	$ 236,786	$ 318,027

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended January 31, 2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 253,927	$ 254,655	$ 304,299
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization	117,807	109,449	106,832
Gain on sale of equity investments and marketable securities	(6,774)	-	(193,597)
Excess tax benefits from share-based payment arrangements	(6,330)	(8,636)	(2,000)
Provision for inventories	8,900	10,179	2,433
Deferred income taxes	582	(58,441)	(15,060)
Loss on disposal of assets	460	4,925	1,353
Provision for pension/postretirement benefits	24,751	22,334	19,210
Share-based compensation expense	32,793	25,622	22,100
Derivative (gains) losses transferred to earnings	(5,712)	1,572	2,883
Impairment charges	6,893	-	12,193
Changes in assets and liabilities, excluding effects of acquisitions:			
Accounts receivable	(17,361)	(17,558)	4,960
Inventories	(164,408)	(43,628)	(175,392)
Prepaid expenses and other current assets	(16,340)	(326)	(3,886)
Other assets, net	(25,183)	(35,202)	(28,963)
Accounts payable and accrued liabilities	17,793	23,929	(23,275)
Income taxes payable	8,122	(43,109)	75,810
Merchandise and other customer credits	4,887	4,201	6,687
Other long-term liabilities	(1,225)	12,725	14,266
Net cash provided by operating activities	233,582	262,691	130,853
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of equity investment	3,355	-	267,238
Purchases of marketable securities and short-term investments	(163,341)	(100,234)	(383,989)
Proceeds from sales of marketable securities and short-term investments	150,278	248,228	237,519
Capital expenditures	(182,393)	(157,036)	(142,321)
Proceeds from sale-leaseback of assets	-	75,000	-
Notes receivable funded	(9,728)	(25,363)	-
Acquisitions, net of cash acquired	(400)	(6,845)	(4,500)
Other	(2,750)	(1,807)	(4,212)
Net cash (used in) provided by investing activities	(204,979)	31,943	(30,265)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt	-	61,914	-
Repayment of long-term debt	(14,560)	-	(51,530)
Proceeds from (repayment of) short-term borrowings, net	71,548	(3,795)	(797)
Repurchase of Common Stock	(281,176)	(132,816)	(86,732)
Proceeds from exercise of stock options	21,689	24,545	6,691
Excess tax benefits from share-based payment arrangements	6,330	8,636	2,000
Cash dividends on Common Stock	(52,611)	(42,903)	(33,569)
Other	(91)	(732)	-
Net cash used in financing activities	(248,871)	(85,151)	(163,937)
Effect of exchange rate changes on cash and cash equivalents	3,162	(3,555)	2,365
Net (decrease) increase in cash and cash equivalents	(217,106)	205,928	(60,984)
Cash and cash equivalents at beginning of year	393,609	187,681	248,665
Cash and cash equivalents at end of year	$ 176,503	$ 393,609	$ 187,681

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. NATURE OF BUSINESS

Tiffany & Co. is a holding company that operates through its subsidiary companies (the "Company"). The Company's principal subsidiary, Tiffany and Company, is a jeweler and specialty retailer whose principal merchandise offerings are an extensive selection of fine jewelry. It also sells timepieces, sterling silverware, china, crystal, stationery, fragrances and accessories. Through Tiffany and Company and other subsidiaries, the Company is engaged in product design, manufacturing and retailing activities.

The Company's channels of distribution are as follows:

- U.S. Retail includes sales in TIFFANY & CO. stores in the U.S. and sales of TIFFANY & CO. products through business-to-business direct selling operations in the U.S.;
- International Retail includes sales in TIFFANY & CO. stores and department store boutiques outside the U.S. and, to a lesser extent, business-to-business, Internet and wholesale sales of TIFFANY & CO. products outside the U.S.;
- Direct Marketing includes Internet and catalog sales of TIFFANY & CO. products in the U.S.; and
- Other includes worldwide sales of businesses operated under trademarks or tradenames other than TIFFANY & CO. ("specialty retail"). Other also includes wholesale sales of diamonds obtained through bulk purchases that are subsequently deemed not suitable for the Company's needs.

FORM 10-K

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal year ends on January 31 of the following calendar year. All references to years relate to fiscal years rather than calendar years.

Basis of Reporting

The consolidated financial statements include the accounts of the Company and its subsidiaries in which a controlling interest is maintained. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights or, in the case of variable interest entities, by majority exposure to expected losses, residual returns or both. Intercompany accounts, transactions and profits have been eliminated in consolidation. The equity method of accounting is used for investments in which the Company has significant influence, but not a controlling interest. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America; these principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents include highly liquid investments with an original maturity of three months or less and consist of time deposits and money market fund investments with a number of U.S. and non-U.S. financial institutions with high credit ratings. The Company's policy restricts the amounts invested in any one institution.

Short-Term Investments

Short-term investments represent the Company's investment in auction rate securities.

Receivables and Finance Charges

The Company's U.S. and international presence and its large, diversified customer base serve to limit overall credit risk. The Company maintains reserves for potential credit losses and, historically, such losses, in the aggregate, have not exceeded expectations.

Finance charges on retail revolving charge accounts are not significant and are accounted for as a reduction of selling, general and administrative expenses.

Inventories

Inventories are valued at the lower of cost or market. U.S. and foreign branch inventories, excluding Japan, are valued using the last-in, first-out (LIFO) method. Inventories held by foreign subsidiaries and Japan are valued using the average cost method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	39 years
Machinery and Equipment	5-15 years
Office Equipment	3-10 years
Furniture and Fixtures	3-10 years

Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of property, plant and equipment, the accumulated depreciation is deducted from the original cost, and any gain or loss is reflected in current earnings.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. The Company's capitalized interest costs were not significant in 2006, 2005 or 2004.

Intangible Assets

Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives which range from 15-20 years. Intangible assets are reviewed for impairment in accordance with the Company's policy for impairment of long-lived assets (see note E). Intangible assets amounted to $17,535,000 and $18,780,000, net of accumulated amortization of $5,896,000 and $4,651,000 at January 31, 2007 and 2006, and consist primarily of trademarks and product rights. Amortization of intangible assets for the years ended January 31, 2007, 2006 and 2005 was $1,245,000, $885,000 and $886,000. Amortization expense in each of the next five years is estimated to be $1,245,000.

Goodwill

Goodwill represents the excess of cost over fair value of net assets acquired. Goodwill is evaluated for impairment annually in the fourth quarter or when events or changes in circumstances indicate that the value of goodwill may be impaired. This evaluation, based on discounted cash flows, requires management to estimate future cash flows, growth rates and economic and market conditions. If the evaluation indicates that goodwill is not recoverable, an impairment loss is calculated and recognized during that period (see note E). At January 31, 2007 and 2006, unamortized goodwill was included in other assets, net and consisted of the following by segment:

(in thousands)	Balance at January 31, 2006	Reductions	Translation	Balance at January 31, 2007
U.S. Retail	$ 10,312	$ –	$ –	$ 10,312
International Retail	831	–	–	831
Other	9,005	(6,893)	(33)	2,079
	$ 20,148	$ (6,893)	$ (33)	$ 13,222

Reductions represent the recognition of an impairment loss (see note E).

Impairment of Long-Lived Assets

The Company reviews its long-lived assets other than goodwill for impairment when management determines that the carrying value of such assets may not be recoverable due to events or changes in circumstances. Recoverability of long-lived assets is evaluated by comparing the carrying value of the asset with the estimated future undiscounted cash flows. If the comparisons indicate that the asset is not recoverable, an impairment loss is calculated as the difference between the carrying value and the fair value of the asset and the loss is recognized during that period (see note E).

Hedging Instruments

The Company uses a limited number of derivative financial instruments to mitigate its foreign currency and interest rate exposures. Derivative instruments are recorded on the consolidated balance sheet at their fair value, as either assets or liabilities, with an offset to current or comprehensive earnings, depending on whether a derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction. For fair-value hedge transactions, changes in fair value of the derivative and changes in the fair value of the item being hedged are recorded in current earnings. For cash-flow hedge transactions, the effective portion of the changes in fair value of derivatives are reported as other comprehensive earnings and are recognized in current earnings in the period or periods during which the hedged transaction affects current earnings. Amounts excluded from the effectiveness calculation and any ineffective portions of the change in fair value of the derivative of a cash-flow hedge are recognized in current earnings. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items. The Company also documents its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in current earnings. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not use derivative financial instruments for trading or speculative purposes.

Marketable Securities

The Company's marketable securities, recorded within other assets, net on the consolidated balance sheet, are classified as available-for-sale and are recorded at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. Realized gains and losses are recorded in other income, net. The marketable securities are held for an indefinite period of time, but might be sold in the future as changes in market conditions or economic factors occur. The fair value of the marketable securities is determined based on prevailing market prices. The Company recorded $296,000 and $1,041,000 of gross unrealized gains and $55,000 and $0 of gross unrealized losses within accumulated other comprehensive income as of January 31, 2007 and 2006.

The following table summarizes activity in other comprehensive income related to marketable securities:

(in thousands)	January 31, 2007
Change in fair value of marketable securities, net of tax expense of $254	$ 533
Adjustment for net gains realized and included in net earnings, net of tax expense of $555	(1,034)
Change in unrealized loss on marketable securities	$ (501)

The amount reclassified from other comprehensive income was determined on the basis of specific identification.

Merchandise and Other Customer Credits

Merchandise and other customer credits represent outstanding credits issued to customers for returned merchandise. It also includes outstanding gift coins and gift certificates or cards (collectively "gift cards") sold to customers. All such outstanding items may be tendered for future merchandise purchases. A merchandise credit liability is established when a merchandise credit is issued to a customer for a returned item and the original sale is reversed. A gift card liability is established when the gift card is sold. The liabilities are relieved and revenue is recognized when merchandise is purchased and delivered to the customer and the merchandise credit or gift card is used as a form of payment.

If merchandise credits or gift cards are not redeemed over an extended period of time (approximately 3-5 years), the value of the merchandise credits or gift cards is generally remitted to the applicable jurisdiction in accordance with unclaimed property laws.

Revenue Recognition

Sales are recognized at the "point of sale," which occurs when merchandise is taken in an "over-the-counter" transaction or upon receipt by a customer in a shipped transaction. Sales are reported net of returns, sales tax and other similar taxes. Shipping and handling fees billed to customers are included in net sales. The Company maintains a reserve for potential product returns and it records, as a reduction to sales and cost of sales, its provision for estimated product returns, which is determined based on historical experience. The largest portion of the Company's sales is denominated in U.S. dollars.

Cost of Sales

Cost of sales includes costs related to merchandise, inbound freight, purchasing and receiving, inspection, warehousing, internal transfers and other costs associated with distribution. Cost of sales also includes royalty fees paid to outside designers and customer shipping and handling charges.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses include costs associated with the selling and promotion of products as well as administrative expenses. The types of expenses associated with these functions are store operating expenses (such as labor, rent and utilities), advertising and other corporate level administrative expenses.

Advertising Costs

Media and production costs for print advertising are expensed as incurred, while catalog costs are expensed upon mailing. Advertising costs, which include media, production, catalogs, promotional events and other related costs totaled $163,383,000, $137,533,000 and $134,963,000 in 2006, 2005 and 2004, representing 6.2%, 5.7% and 6.1% of net sales, respectively.

Preopening Costs

Costs associated with the opening of new retail stores are expensed in the period incurred.

Stock-Based Compensation

New, modified and unvested share-based payment transactions with employees, such as stock options and restricted stock, are measured at fair value and recognized as compensation expense over the vesting period.

Merchandise Design Activities

Merchandise design activities consist of conceptual formulation and design of possible products and creation of preproduction prototypes and molds. Costs associated with these activities are expensed as incurred.

Foreign Currency

The functional currency of most of the Company's foreign subsidiaries and branches is the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as a component of other comprehensive earnings within stockholders' equity. The Company recorded a net loss resulting from foreign currency transactions of $1,840,000 in 2006 and net gains of $2,240,000 and $278,000 in 2005 and 2004 within other income, net.

Income Taxes

Income taxes are accounted for by using the asset and liability method in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized by applying statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. The Company, its domestic subsidiaries and the foreign branches of its domestic subsidiaries file a consolidated Federal income tax return.

Earnings Per Share

Basic earnings per share is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share includes the dilutive effect of the assumed exercise of stock options and restricted stock units.

The following table summarizes the reconciliation of the numerators and denominators for the basic and diluted earnings per share ("EPS") computations:

	Years Ended January 31,		
(in thousands)	2007	2006	2005
Net earnings for basic and diluted EPS	$ 253,927	$ 254,655	$ 304,299
Weighted-average shares for basic EPS	138,362	142,976	145,995
Incremental shares based upon the assumed exercise of stock options and restricted stock units	2,479	2,602	2,098
Weighted-average shares for diluted EPS	140,841	145,578	148,093

For the years ended January 31, 2007, 2006 and 2005, there were 4,543,000, 4,586,000 and 5,463,000 stock options and restricted stock units excluded from the computations of earnings per diluted share due to their antidilutive effect.

New Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)" which requires an employer to fully recognize the over-funded or under-funded status of its pension and other postretirement benefit plans as an asset or liability in its financial statements. In addition, the Company is required to recognize, as a component of other comprehensive income (loss), the actuarial gains and losses and the prior service costs and credits that arise during the period but are not immediately recognized as components of net periodic benefit cost. These provisions of SFAS No. 158 are effective and have been adopted for the 2006 fiscal year.

The following table illustrates the incremental effect of applying SFAS No. 158 on individual line items in the statement of financial position as of January 31, 2007. In addition, the Company is required to change the measurement date of plan assets and benefit obligations from December 31 to January 31 for the fiscal year ending January 31, 2009. The Company does not expect the change in measurement date to have a significant impact on the Company's financial position or earnings.

(in thousands)	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Deferred income taxes	$ 71,917	$ 1,538	$ 73,455
Total current assets	1,705,106	1,538	1,706,644
Deferred income taxes	26,303	13,404	39,707
Other assets, net	187,040	(20,270)	166,770
Total assets	2,850,838	(5,328)	2,845,510
Accounts payable and current liabilities	214,941	1,026	215,967
Total current liabilities	451,645	1,026	452,671
Pension/postretirement benefit obligations	74,160	10,306	84,466
Accumulated other comprehensive gain (loss)	14,070	(16,660)	(2,590)
Total stockholders' equity	1,821,555	(16,660)	1,804,895
Total liabilities and stockholders' equity	2,850,838	(5,328)	2,845,510

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" which establishes a framework for measuring fair value of assets and liabilities and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the effect that the adoption of this Statement will have on the Company's financial position and earnings.

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" which clarifies the accounting for uncertainty in income tax positions by prescribing a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken in a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to retained earnings at the beginning of the year. Management is currently evaluating the effect that the adoption of FIN No. 48 will have on the Company's financial position and earnings.

C. ACQUISITIONS AND DISPOSITIONS

In October 2005, the Company acquired a corporation that specializes in polishing small carat weight diamonds. The price payable by the Company for the entire equity interest in this corporation is $2,000,000, of which $1,200,000 was paid in 2005 and $400,000 in 2006; the balance will be paid when certain post-acquisition requirements are satisfied but no later than a fixed due date. This acquisition was not significant to the Company's financial position, earnings or cash flows.

In August 2005, the Company sold a glassware manufacturing operation. The Company recorded a loss of $2,115,000 in SG&A expenses associated with the sale of the operation.

The Company made a $10,000,000 investment ($4,500,000 in 2004 and $5,500,000 in 2005) in a joint venture that owns and operates a diamond polishing facility. The Company's interest in, and control over, this venture are such that its results are consolidated with those of the Company and its subsidiaries. The Company expects, through its investment, to gain access to additional supplies of diamonds that meet its quality standards.

In December 2002, the Company made a $4,000,000 investment in a privately-held company that designs and sells jewelry. In 2004 and 2003, the Company made additional investments of $2,500,000 and $4,500,000. In October 2005, the Company sold its equity interest and recorded a loss of $2,201,000 in SG&A expenses. Prior to the sale of the equity interest, the Company consolidated those results in its financial statements based on the percentage of ownership and effective control over the direction of the operations of the business.

D. INVESTMENTS

In 2006, the Company recorded a gain of $5,185,000 in other income, net associated with the sale of equity investments in an online retailer and a manufacturer that were written-off in previous years.

In July 1999, the Company made a strategic investment in Aber Diamond Corporation ("Aber"), a publicly-traded company headquartered in Canada, by purchasing, through a subscription agreement, eight million unregistered shares of its common stock, which represented 14.7% (at the purchase date) of Aber's outstanding shares, at a cost of $70,636,000. In addition, the Company entered into a diamond purchase agreement whereby the Company has the obligation to purchase a minimum of $50,000,000 of diamonds, subject to availability and the Company's quality standards, per year for 10 years beginning in 2004. Aber holds a 40% interest in the Diavik Diamond Mine in Canada's Northwest Territories. Production commenced in 2003. This investment was included in other assets, net and was allocated, at the time of investment, between the Company's interest in the net book value of Aber and the intangible mineral rights obtained. The amount allocated to the Company's interest in Aber was accounted for under the equity method based on the Company's significant influence, including representation on Aber's Board of Directors.

The Company's equity share of Aber's results from operations amounted to gains of $3,080,000 in 2004. The mineral rights were depleted based on the projected units of production method and amounted to $2,899,000 in 2004.

In December 2004, the Company sold its entire investment in Aber through a private offering. To gain Aber's consent to the sale, the Company paid a fee and ceded its right to representation on Aber's Board of Directors. Aber, in turn, paid the Company the present value of the right to purchase diamonds at a discount under the diamond purchase agreement. Inclusive of the payments described above, the Company received proceeds of $278,081,000, net of investment banking and legal fees, related to the sale of its equity investment in Aber. A pre-tax gain of $193,597,000 was recognized on the sale of the stock, and $10,843,000 related to the present value of the discount under the purchase agreement was deferred. As the deferred amount represents the present value of the discount, interest will be recorded on the deferred amount, and the undiscounted amount will be recognized as a reduction of inventory costs. The Company continues to maintain its commercial relationship with Aber through the diamond purchase agreement.

E. ASSET IMPAIRMENTS AND EXIT COSTS

The Company performed its annual impairment testing for goodwill in the fourth quarter of 2006 and determined that all goodwill for the Little Switzerland business (included in a non-reportable segment –

Other) was impaired as a result of store performance and cash flow projections. The Company recorded total charges in SG&A expenses of $6,893,000 related to the impairment of goodwill.

In January 2005, management made a decision to no longer pursue a specialty retail concept that had been under development. As a result of this decision, the Company recorded a pre-tax charge of $2,932,000 in SG&A expenses consisting primarily of purchase commitments and severance costs.

In 2004, the Company identified impairment losses in one of its international retail markets (included in the International Retail reportable segment) and in one of its specialty retail businesses (included in a non-reportable segment – Other) as a result of store performance and cash flow projections. The Company recorded total charges of $12,193,000 in SG&A expenses related to the impairments as follows:

(in thousands)	International Retail	Other
Property, plant and equipment	$ 5,572	$ 2,338
Intangibles	–	2,320
Goodwill	–	1,963
	$ 5,572	$ 6,621

In calculating impairment losses, fair values were determined based on the present value of estimated net cash flows.

F. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

	Years Ended January 31,		
(in thousands)	2007	2006	2005
Interest, net of interest capitalization	$ 24,896	$ 18,736	$ 19,476
Income taxes	$ 141,209	$ 210,477	$ 101,178

Details of businesses acquired in purchase transactions:

	Years Ended January 31,		
(in thousands)	2007	2006	2005
Fair value of assets acquired	$ –	$ 2,306	$ 4,876
Liabilities assumed	–	(958)	(376)
Cash paid for acquisition	–	1,348	4,500
Cash acquired	–	(3)	–
Additional consideration on prior-year acquisitions	400	5,500	–
Net cash paid for acquisition	$ 400	$ 6,845	$ 4,500

Supplemental noncash investing and financing activities:

	Years Ended January 31,		
(in thousands)	2007	2006	2005
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	$ 4,550	$ 4,400	$ 2,625

G. INVENTORIES

(in thousands)	January 31, 2007	2006
Finished goods	$ 840,050	$ 764,041
Raw materials	316,206	244,400
Work-in-process	58,366	51,723
	$ 1,214,622	$ 1,060,164

LIFO-based inventories at January 31, 2007 and 2006 represented 68% and 69% of inventories, net, with the current cost exceeding the LIFO inventory value by $108,501,000 and $75,624,000.

H. PROPERTY, PLANT AND EQUIPMENT

(in thousands)	January 31, 2007	2006
Land	$ 201,529	$ 203,366
Buildings	157,708	141,110
Leasehold improvements	557,486	489,998
Office equipment	244,493	247,751
Furniture and fixtures	157,413	128,356
Machinery and equipment	138,753	121,942
Construction-in-progress	14,030	21,422
	1,471,412	1,353,945
Accumulated depreciation and amortization	(539,023)	(487,941)
	$ 932,389	$ 866,004

The provision for depreciation and amortization for the years ended January 31, 2007, 2006 and 2005 was $120,427,000, $112,462,000 and $109,657,000. In each of those years, the Company accelerated the depreciation of certain leasehold improvements and equipment as a result of the shortening of useful lives related to renovations and/or expansions of retail stores and office facilities. The amount of accelerated depreciation recognized was $3,653,000, $3,900,000 and $5,274,000 for the years ended January 31, 2007, 2006 and 2005.

I. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands)	January 31, 2007	2006
Accounts payable-trade	$ 82,071	$ 71,279
Accrued compensation and commissions	48,342	47,110
Accrued sales, withholding and other taxes	34,554	40,881
Other	51,000	43,376
	$ 215,967	$ 202,646

J. DEBT

(in thousands)	January 31, 2007	2006
Short-term borrowings:		
Credit Facility	$ 106,681	$ 38,818
Other	-	124
	$ 106,681	$ 38,942
Long-term debt:		
Senior Notes:		
6.90% Series A, due 2008	$ 60,000	$ 60,000
7.05% Series B, due 2010	40,000	40,000
6.15% Series C, due 2009	39,706	40,000
6.56% Series D, due 2012	59,848	60,813
4.50% yen loan, due 2011	41,110	42,515
First Series Yen Bonds, due 2010	123,329	127,546
Hong Kong Term Loan, due 2011	34,572	38,672
Singapore Term Loan, due 2011	-	8,043
Switzerland Term Loan, due 2011	13,216	15,145
	411,781	432,734
Less current portion of long-term debt	5,398	6,186
	$ 406,383	$ 426,548

Credit Facility

In July 2005, the Company entered into a new $300,000,000 revolving credit facility ("Credit Facility") and, in October 2006, exercised its option to increase the Credit Facility by $150,000,000 to $450,000,000. The Company has the option to increase such commitments to $500,000,000. Borrowings may be made from eight participating banks and are at interest rates based upon local currency borrowing rates plus a margin that fluctuates with the Company's fixed charge coverage ratio. The Credit Facility, which expires in July 2010, requires the payment of an annual fee based on the total commitment and contains covenants that require maintenance of certain debt/equity and interest-coverage ratios, in addition to other requirements customary to loan facilities of this nature. The weighted-average interest rate for the Credit Facility was 2.44% and 3.59% at January 31, 2007 and 2006.

6.90% Series A Senior Notes and 7.05% Series B Senior Notes

In December 1998, the Company, in private transactions with various institutional lenders, issued, at par, $60,000,000 principal amount 6.90% Series A Senior Notes Due 2008 and $40,000,000 principal amount 7.05% Series B Senior Notes Due 2010. The proceeds of these issuances were used by the Company for working capital and to refinance a portion of outstanding short-term indebtedness. The Note Purchase Agreements require lump sum repayments upon maturities, maintenance of specific financial covenants and ratios and limit certain payments, investments and indebtedness, in addition to other requirements customary to such borrowings.

6.15% Series C Senior Notes and 6.56% Series D Senior Notes

In July 2002, the Company, in a private transaction with various institutional lenders, issued, at par, $40,000,000 of 6.15% Series C Senior Notes Due 2009 and $60,000,000 of 6.56% Series D Senior Notes Due 2012 with lump sum repayments upon maturities. The proceeds of these issuances were used by the Company for general corporate purposes, working capital and to redeem previously issued Senior Notes which came due in January 2003. The Note Purchase Agreements require maintenance of specific financial covenants and ratios and limit certain changes to indebtedness and the general nature of the business, in addition to other requirements customary to such borrowings. Concurrently with the issuance of such debt, the Company entered into an interest-rate swap agreement to hedge the change in fair value of its fixed-rate obligation. Under the swap agreement, the Company pays variable-rate interest and receives fixed interest-rate payments periodically over the life of the instrument. The Company accounts for the interest-rate swap agreement as a fair-value hedge of the debt (see note K), requiring the debt to be valued at fair value. The interest-rate swap agreement had the effect of increasing interest expense by $424,000 for the year ended January 31, 2007, and decreasing interest expense by $751,000 and $2,664,000 for the years ended January 31, 2006 and 2005, respectively.

4.50% Yen Loan

The Company has a yen 5,000,000,000 ($41,110,000 at January 31, 2007), 15-year term loan due 2011, bearing interest at a rate of 4.50%.

First Series Yen Bonds

In September 2003, the Company issued yen 15,000,000,000 ($123,329,000 at January 31, 2007) of senior unsecured First Series Yen Bonds ("Bonds") due in 2010 with principal due upon maturity and a fixed coupon rate of 2.02% payable in semi-annual installments. The Bonds were sold in a private transaction to qualified institutional investors in Japan. The proceeds from the issuance were primarily used by the Company to finance the purchase of the land and building housing its Tokyo Flagship store.

Term Loans

In January 2006, the Company borrowed HKD 300,000,000 ($38,672,000 at issuance) ("Hong Kong Term Loan"), SGD 13,100,000 ($8,043,000 at issuance) ("Singapore Term Loan") and CHF 19,500,000 ($15,145,000 at issuance) ("Switzerland Term Loan") due in January 2011. These funds were used to partially finance the repatriation of dividends related to the American Jobs Creation Act of 2004 (see note Q). Principal payments of 10% of the original principal amount are due each year, with the balance due upon maturity. Amounts may be prepaid without incurring penalties. The covenants of the term loans are similar to the Credit Facility. Interest rates are based upon local currency borrowing rates plus a margin that fluctuates with the Company's fixed charge coverage ratio. In 2006, the Singapore Term Loan was paid in full with existing funds. The interest rates for the Hong Kong Term Loan and the Switzerland Term Loan were 4.28% and 2.40%, respectively, at January 31, 2007 and 4.28% and 1.28%, respectively, at January 31, 2006. The interest rate for the Singapore Term Loan was 3.65% at January 31, 2006.

Other Lines of Credit

The Company had other lines of credit totaling $13,829,000, none of which were outstanding at January 31, 2007.

The Company had letters of credit and financial guarantees of $20,386,000 at January 31, 2007.

Debt Covenants

As of January 31, 2007, the Company was in compliance with all covenants.

Long-Term Debt Maturities

Aggregate maturities of long-term debt as of January 31, 2007 are as follows:

Years Ending January 31,	Amount *(in thousands)*
2008	$ 5,398
2009	65,398
2010	45,104
2011	194,923
2012	41,110
Thereafter	59,848
	$ 411,781

FORM 10-K

K. FINANCIAL INSTRUMENTS

Hedging Instruments

In the normal course of business, the Company uses financial hedging instruments, including derivative financial instruments, for purposes other than trading. These instruments include interest-rate swap agreements, foreign currency-purchased put options and forward foreign-exchange contracts. The Company does not use derivative financial instruments for speculative purposes.

The Company's foreign subsidiaries and branches satisfy primarily all of their inventory requirements by purchasing merchandise from the Company's principal subsidiary which are payable in U.S. dollars. Accordingly, the foreign subsidiaries and branches have foreign currency exchange risk that may be hedged. In addition, the Company has foreign currency exchange risk related to foreign currency-denominated purchases of inventory and services from third-party vendors. To mitigate these risks, the Company uses foreign-exchange forward contracts to hedge the settlement of foreign currency liabilities. At January 31, 2007 and 2006, the Company had $5,885,000 and $7,481,000 of outstanding forward foreign-exchange contracts, which subsequently matured in February and March 2007 and February 2006, respectively.

To minimize the potentially negative effect of a significant strengthening of the U.S. dollar against the yen, the Company purchases yen put options ("options") as hedges of forecasted purchases of merchandise. The Company accounts for its option contracts as cash-flow hedges. The Company assesses hedge effectiveness based on the total changes in the options' cash flows. The effective portion of unrealized gains and losses associated with the value of the option contracts is deferred as a component of accumulated other comprehensive gain (loss) and is recognized as a component of cost of sales on the Company's consolidated statement of earnings when the related inventory is sold. There was no ineffectiveness related to the Company's option contracts in 2006, 2005 and 2004.

As discussed in note J, the Company uses an interest-rate swap agreement to effectively convert its fixed-rate Senior Notes Series C and Series D obligations to floating-rate obligations. The Company accounts for the interest-rate swaps as a fair-value hedge. The terms of each swap agreement match the terms of the underlying debt, resulting in no ineffectiveness.

Hedging activity affected accumulated other comprehensive gain (loss), net of tax, as follows:

(in thousands)	Years Ended January 31, 2007	2006
Balance at beginning of period	$ 3,247	$ (2,118)
(Gains) losses transferred to earnings, net of tax expense (benefit) of $2,006 and ($572)	(3,725)	1,062
Change in fair value, net of tax expense of $1,359 and $2,821	2,524	4,303
	$ 2,046	$ 3,247

The Company expects that $2,337,000 of net derivative gains included in accumulated other comprehensive income at January 31, 2007 will be reclassified into earnings within the next 12 months. This amount will vary due to fluctuations in the yen exchange rate. The maximum term over which the Company is hedging its exposure to the variability of future cash flows for all forecasted transactions is 12 months.

Fair Value

The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates carrying value due to the short-term maturities of these assets and liabilities. The fair value of short-term borrowings and certain long-term debt approximates carrying value due to its variable interest-rate terms. The fair value of certain long-term debt was determined using the quoted market prices of debt instruments with similar terms and maturities. The fair value of the interest-rate swap agreements is based on the amounts the Company would expect to pay to terminate the agreements.

The carrying amounts and estimated fair values of financial instruments are as follows:

	January 31, 2007		2006	
(in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Mutual funds	$ 26,615	$ 26,615	$ 26,972	$ 26,972
Auction rate securities	15,500	15,500	–	–
Short-term borrowings	106,681	106,681	38,942	38,942
Current portion of long-term debt	5,398	5,398	6,186	6,186
Long-term debt	406,383	419,220	426,548	446,043
Yen put options	6,056	6,056	7,083	7,083
Forward foreign-exchange contracts	5,885	5,885	7,481	7,481
Interest-rate swap agreements	(446)	(446)	813	813

L. COMMITMENTS AND CONTINGENCIES

The Company leases certain office, distribution, retail and manufacturing facilities and equipment. Retail store leases may require the payment of minimum rentals and contingent rent based on a percentage of sales exceeding a stipulated amount. The lease agreements, which expire at various dates through 2051, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices.

Rent-free periods and other incentives granted under certain leases and scheduled rent increases are charged to rent expense on a straight-line basis over the related terms of such leases. Lease expense includes predetermined rent escalations (including escalations based on the Consumer Price Index or other indices) and is recorded on a straight-line basis over the term of the lease. Adjustments to indices are treated as contingent rent and recorded in the period that such adjustments are determined.

In September 2005, the Company entered into a sale-leaseback arrangement for its Retail Service Center, a distribution and administrative office facility. The Company received proceeds of $75,000,000 resulting in a gain of $5,300,000, which has been deferred and is being amortized over the lease term. The lease has been accounted for as an operating lease. The lease expires in 2025 and has two ten-year renewal options.

Rent expense for the Company's operating leases, including escalations, consisted of the following:

	Years Ended January 31,		
(in thousands)	2007	2006	2005
Minimum rent for retail locations	$ 61,753	$ 55,220	$ 48,200
Contingent rent based on sales	34,791	30,395	26,468
Office, distribution and manufacturing facilities and equipment	30,093	27,679	24,629
	$ 126,637	$ 113,294	$ 99,297

Aggregate minimum annual rental payments under non-cancelable operating leases are as follows:

Years Ending January 31,	Minimum Annual Rental Payments *(in thousands)*
2008	$ 100,920
2009	93,837
2010	82,826
2011	77,949
2012	66,284
Thereafter	351,012

At January 31, 2007, the Company's contractual cash obligations and contingent funding commitments were: inventory purchases of $424,707,000 including the obligation under the agreement with Aber (see note D), non-inventory purchases of $9,715,000, construction-in-progress of $19,722,000 and other contractual obligations of $9,358,000.

In November 2004, the Company entered into an agreement with Tahera Diamond Corporation ("Tahera"), a Canadian diamond mining and exploration company, to purchase or market all of the diamonds to be mined at the Jericho mine, which has been developed and constructed by Tahera in Nunavut, Canada (the "Project"). In consideration of that agreement, the Company provided a credit facility to Tahera which allows Tahera to draw up to CDN$35,000,000 (U.S. $29,653,000 at January 31, 2007) to finance the development and construction of the Project. This credit facility matures in December 2013. In 2006, the credit facility was amended to defer the start of principal and interest payments until September 2007 and to include a working capital loan commitment of CDN$8,000,000 (U.S. $6,778,000 at January 31, 2007), which can be borrowed against until December 2007. At January 31, 2007, CDN$44,044,000 (U.S. $37,315,000 at January 31, 2007), including accrued interest of CDN$3,506,000 (U.S. $2,970,000 at January 31, 2007), was outstanding under the credit facility and working capital loan commitment. The Company began purchasing diamonds from Tahera in 2006.

In August 2001, the Company entered into agreements with Mitsukoshi Ltd. of Japan ("Mitsukoshi"). The agreement continued long-standing commercial relationships that the Company has maintained with Mitsukoshi. The agreement expired as of January 31, 2007. The Company expects to renew the agreement on essentially the same economic terms and Mitsukoshi has agreed to do so. Management expects that a formal written agreement will be executed that will continue the relationship on a year-to-year basis. Pending a formal written agreement, the Company and Mitsukoshi are continuing to operate under the terms of the expired agreement. The Company also operates boutiques in other Japanese department stores. The Company pays the department stores a percentage fee based on sales generated in these locations. Fees paid to Mitsukoshi and other Japanese department stores totaled $69,982,000, $72,231,000 and $77,850,000 in 2006, 2005 and 2004 and are included in SG&A expenses. Sales transacted at these retail locations are recognized at the "point of sale."

The Company is, from time to time, involved in routine litigation incidental to the conduct of its business, including proceedings to protect its trademark rights, litigation instituted by persons injured upon premises under the Company's control, litigation with present and former employees and litigation claiming infringement of the copyrights and patents of others. Management believes that such pending litigation will not have a significant effect on the Company's financial position, earnings or cash flows.

M. RELATED PARTIES

The Company's Chairman of the Board and Chief Executive Officer is a member of the Board of Directors of The Bank of New York, which serves as the Company's lead bank for its Credit Facility, provides other general banking services and serves as the trustee and an investment manager for the Company's pension plan. In addition, the Company's President is a member of the Board of Directors of The Bank of New York Hamilton Funds, Inc. Fees paid to the bank for services rendered, interest on debt and premiums on derivative contracts amounted to $2,584,000, $2,304,000 and $2,213,000 in 2006, 2005 and 2004.

The Company's Executive Vice President and Chief Financial Officer is a member of the Board of Directors of The Dun & Bradstreet Corporation. Fees paid to that company for credit information reports were less than $100,000 in each of 2006, 2005 and 2004.

A member of the Company's Board of Directors was an officer of IBM Corporation until January 2006. Fees paid to that company for information technology equipment and services rendered amounted to $14,794,000 and $10,645,000 in 2005 and 2004.

N. STOCKHOLDERS' EQUITY

Stock Repurchase Program

In March 2005, the Company's Board of Directors approved a stock repurchase program ("2005 Program") that authorized the repurchase of up to $400,000,000 of the Company's Common Stock through March 2007 by means of open market or private transactions. The 2005 Program replaced and terminated an earlier program. In August 2006, the Company's Board of Directors extended the expiration date of the Company's 2005 Program to December 2009, and authorized the repurchase of up to an additional $700,000,000 of the Company's Common Stock through open market or private transactions. The timing of repurchases and the actual number of shares to be repurchased depend on a variety of discretionary factors such as price and other market conditions. The Company's share repurchase activity was as follows:

	Years Ended January 31,		
(in thousands, except per share amounts)	2007	2006	2005
Cost of repurchases	$ 281,176	$ 132,816	$ 86,732
Shares repurchased and retired	8,149	3,835	2,735
Average cost per share	$ 34.50	$ 34.63	$ 31.71

At January 31, 2007, there remained $695,414,000 of authorization for future repurchases under the 2005 Program.

Cash Dividends

In May 2006, the Company's Board of Directors declared a 25% increase in the quarterly dividend rate on common shares, increasing it from $0.08 per share to $0.10 per share. In May 2005, the Company's Board of Directors declared a 33% increase in the quarterly dividend rate on common shares, increasing it from $0.06 per share to $0.08 per share. In May 2004, the Company's Board of Directors declared a 20% increase in the quarterly dividend rate on common shares, increasing it from $0.05 per share to $0.06 per share. On February 15, 2007, the Company's Board of Directors declared a quarterly dividend of $0.10 per common share. This dividend will be paid on April 10, 2007 to stockholders of record on March 20, 2007.

O. STOCK COMPENSATION PLANS

The Company has two stock compensation plans under which awards may continue to be made: the Employee Incentive Plan and the Directors Option Plan, both of which were approved by the stockholders. No award may be made under the employee plan after April 30, 2015 and under the Directors Option Plan after May 21, 2008.

Under the Employee Incentive Plan, the maximum number of common shares authorized for issuance was 11,000,000, as amended (subject to adjustment); awards may be made to employees of the Company or its related companies in the form of stock options, stock appreciation rights, shares of stock (or rights to receive shares of stock) and cash. Awards of shares (or rights to receive shares) reduce the above authorized amount by 1.58 shares for every share delivered pursuant to such an award. Awards made in the form of non-qualified stock options, tax-qualified incentive stock options or stock appreciation rights have a maximum term of 10 years from the grant date and may not be granted for an exercise price below fair-market value.

Until January 2005, the Company granted only stock options to employees, vesting in increments of 25% per year over four years. Beginning in January 2005, the Company granted performance stock units ("PSU") to the executive officers of the Company, in addition to stock options, and restricted stock units ("RSU") to other management employees. PSU and RSU payouts will be in shares of Company stock at vesting. PSU's vest at the end of a three-year period, contingent on the Company's performance against pre-set objectives established by the Company's Board of Directors. RSU's vest in increments of 25% per year over a four-year period. The PSU's and RSU's require no payment from the employee. Compensation expense is recognized using the fair market value at the date of grant and recorded ratably over the vesting period. However, PSU compensation expense may be adjusted over the vesting period if interim performance objectives are not met.

Under the Directors Option Plan, the maximum number of shares of Common Stock authorized for issuance was 1,000,000 (subject to adjustment); awards may be made to non-employee directors of the Company in the form of stock options or shares of stock but may not exceed 20,000 (subject to adjustment) shares per non-employee director in any fiscal year; awards made in the form of stock options may have a maximum term of 10 years from the grant date and may not be granted for an exercise price below fair-market value unless the director has agreed to forego all or a portion of his or her annual cash retainer or other fees for service as a director in exchange for below market exercise price options. All director options granted to-date vest in increments of 50% per year over a two-year period.

The Company uses newly-issued shares to satisfy stock option exercises and vesting of PSU's and RSU's.

The fair value of each option award is estimated on the grant date using a Black-Scholes option valuation model and compensation expense is recognized ratably over the vesting period. The valuation model uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock. The Company uses historical data to estimate the expected term of the option that represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the grant date.

	Years Ended January 31,		
	2007	2006	2005
Dividend yield	0.7%	0.5%	0.6%
Expected volatility	38.5%	39.2%	37.6%
Risk-free interest rate	4.5%	4.6%	3.7%
Expected term in years	8	7	6

A summary of the option activity for the Company's stock option plans is presented below:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value *(in thousands)*
Outstanding at January 31, 2006	12,082,002	$ 28.97		
Granted	397,000	39.99		
Exercised	(1,145,637)	18.95		
Forfeited/cancelled	(180,164)	37.17		
Outstanding at January 31, 2007	11,153,201	$ 30.26	5.08	$ 103,760
Exercisable at January 31, 2007	9,523,807	$ 29.10	4.53	$ 99,761

The weighted-average grant-date fair value of options granted for the years ended January 31, 2007, 2006 and 2005 was $18.75, $17.56 and $12.98. The total intrinsic value (market value on date of exercise less grant price) of options exercised during the years ended January 31, 2007, 2006 and 2005 was $21,518,000, $34,336,000 and $10,569,000.

A summary of the activity for the Company's RSU's is presented below:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 31, 2006	941,459	$ 36.41
Granted	633,584	39.33
Vested	(248,229)	35.93
Forfeited	(57,297)	36.05
Non-vested at January 31, 2007	1,269,517	$ 37.99

A summary of the activity for the Company's PSU's is presented below:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 31, 2006	639,000	$ 34.40
Granted	303,000	40.15
Non-vested at January 31, 2007	942,000	$ 36.25

The weighted-average grant-date fair value of RSU's granted for the years ended January 31, 2006 and 2005 was $39.10 and $31.68. The weighted-average grant-date fair value of PSU's granted for the years ended January 31, 2006 and 2005 was $37.84 and $31.49.

As of January 31, 2007, there was $76,494,000 of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under the Employee Incentive Plan and Directors Option Plan. The expense is expected to be recognized over a weighted-average period of 2.8 years. The total fair value of RSU's vested during the year ended January 31, 2007 and 2006 was $9,826,000 and $4,594,000. No RSU's were vested during the year ended January 31, 2005. No PSU's were vested or forfeited during the years ended January 31, 2007, 2006 and 2005.

Total compensation cost for stock-based-compensation awards recognized in income and the related income tax benefit was $32,793,000 and $13,061,000 for the year ended January 31, 2007, $25,622,000 and $10,104,000 for the year ended January 31, 2006, and $22,100,000 and $8,651,000 for the year ended January 31, 2005. Total compensation cost capitalized in inventory was not significant.

P. EMPLOYEE BENEFIT PLANS

Pensions and Other Postretirement Benefits

The Company maintains the following pension plans: a noncontributory defined benefit pension plan ("Qualified Plan") covering substantially all U.S. employees hired before January 1, 2006 and qualified in accordance with the Internal Revenue Service Code, a non-qualified unfunded retirement income plan ("Excess Plan") covering certain employees affected by Internal Revenue Service Code compensation limits, a non-qualified unfunded Supplemental Retirement Income Plan ("SRIP") that covers executive officers of the Company and a noncontributory defined benefit pension plan covering substantially all employees of Tiffany and Company Japan Inc. ("Japan Plan").

Qualified Plan benefits are based on the highest five years of compensation and the number of years of service. Effective February 1, 2007, the Qualified Plan was amended to allow participants with at least 10 years of service who retire after attaining age 55 to receive reduced retirement benefits. The Company funds the Qualified Plan's trust in accordance with regulatory limits to provide for current service and for the unfunded benefit obligation over a reasonable period and for current service benefit accruals. The Company made cash contributions of $20,000,000 to the Qualified Plan in 2006 and plans to contribute approximately $15,000,000 in 2007. However, this expectation is subject to change based on asset performance being significantly different than the assumed long-term rate of return on pension assets.

Effective February 1, 2006, the Qualified Plan was amended to exclude all employees hired on or after January 1, 2006 from the Qualified Plan. Instead, employees hired on or after January 1, 2006 will be eligible to receive a defined contribution retirement benefit under the Employee Profit Sharing and Retirement Savings Plan (see below). Employees hired before January 1, 2006 will continue to be eligible for and accrue benefits under the Qualified Plan.

On January 1, 2004, the Company established the Excess Plan which uses the same retirement benefit formula set forth in the Qualified Plan, but includes earnings that are excluded under the Qualified Plan due to Internal Revenue Service Code qualified pension plan limitations. Benefits payable under the Qualified Plan offset benefits payable under the Excess Plan. Employees vested under the Qualified Plan are vested under the Excess Plan; however, benefits under the Excess Plan are subject to forfeiture if employment is terminated for cause and, for those who leave the Company prior to age 65 if they fail to execute and adhere to non-competition and confidentiality covenants. Effective February 1, 2007, the Excess Plan was amended to allow participants with at least 10 years of service who retire after attaining age 55 to receive reduced retirement benefits.

The SRIP is a supplement to the Qualified Plan, Excess Plan and Social Security by providing additional payments upon a participant's retirement. Benefits payable under the Qualified Plan, Excess Plan and Social Security offset benefits payable under the SRIP. Effective February 1, 2007, benefits payable under the SRIP do not vest until a participant both (i) attains at least age 55 while employed by the Company and (ii) the employee has provided at least 10 years of service, except in the event of a change in control. Furthermore, benefits are subject to forfeiture if benefits under the Excess Plan are forfeited.

Japan Plan benefits are based on monthly compensation and the numbers of years of service. Benefits are payable in a lump sum upon retirement, termination, resignation or death if the participant has completed at least three years of service and attains at least age 60 while employed by Tiffany and Company Japan Inc.

The Company accounts for pension expense using the projected unit credit actuarial method for financial reporting purposes. The actuarial present value of the benefit obligation is calculated based on the expected date of separation or retirement of the Company's eligible employees.

The Company provides certain health-care and life insurance benefits ("Other Postretirement Benefits") for current and retired employees and accrues the cost of providing these benefits throughout the employees' active service period until they attain full eligibility for those benefits. Substantially all of the Company's U.S. full-time employees may become eligible for these benefits if they reach normal or early retirement age while working for the Company. The cost of providing postretirement health-care benefits is shared by the retiree and the Company, with retiree contributions evaluated annually and adjusted in order to maintain the Company/retiree cost-sharing target ratio. The life insurance benefits are noncontributory. The Company's employee and retiree health-care benefits are administered by an insurance company, and premiums on life insurance are based on prior years' claims experience.

The Company uses a December 31 measurement date for its U.S. employee benefit plans and January 31 for the Japan Plan.

FORM 10-K

Obligations and Funded Status

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the plans as of the measurement date:

	January 31,			
	Pension Benefits		Other Postretirement Benefits	
(in thousands)	2007	2006	2007	2006
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 249,015	$ 203,526	$ 24,983	$ 27,118
Service cost	16,643	13,802	900	1,697
Interest cost	13,739	12,118	1,417	1,780
Participants' contributions	–	–	446	168
MMA retiree drug subsidy	–	–	164	-
Amendment	6,500	–	6,207	(1,746)
Actuarial (gain) loss	(15,312)	24,758	(518)	(2,449)
Benefits paid	(4,844)	(4,322)	(1,780)	(1,585)
Translation	(259)	(867)	–	–
Benefit obligation at end of year*	265,482	249,015	31,819	24,983
Change in plan assets:				
Fair value of plan assets at beginning of year	173,436	143,497	–	–
Actual return on plan assets	21,612	13,519	–	–
Employer contribution	20,816	20,742	1,170	1,417
Participants' contributions	–	-	446	168
MMA retiree drug subsidy	–	–	164	-
Benefits paid	(4,844)	(4,322)	(1,780)	(1,585)
Fair value of plan assets at end of year	211,020	173,436	–	–
Funded status at end of year	$ (54,462)	(75,579)	$ (31,819)	(24,983)
Unrecognized net actuarial loss		58,165		4,456
Unrecognized prior service cost		4,112		(18,292)
Accrued benefit cost		$ (13,302)		$ (38,819)

*The benefit obligation for Pension Benefits is the projected benefit obligation and for Other Postretirement Benefits is the accumulated postretirement benefit obligation.

The following tables provide additional information regarding the Company's pension plans' projected benefit obligations and assets (included in pension benefits in the table above) and accumulated benefit obligation:

	January 31, 2007				
(in thousands)	Qualified	Excess	SRIP	Japan	Total
Projected benefit obligation	$ 214,292	$ 29,438	$ 14,331	$ 7,421	$ 265,482
Fair value of plan assets	211,020	–	–	–	211,020
Funded status	$ (3,272)	$ (29,438)	$ (14,331)	$ (7,421)	$ (54,462)
Accumulated benefit obligation	$ 176,951	$ 10,483	$ 4,660	$ 4,879	$ 196,973

	January 31, 2006				
(in thousands)	Qualified	Excess	SRIP	Japan	Total
Projected benefit obligation	$ 198,555	$ 27,564	$ 15,917	$ 6,979	$ 249,015
Fair value of plan assets	173,436	–	–	–	173,436
Funded status	$ (25,119)	$ (27,564)	$ (15,917)	$ (6,979)	$ (75,579)
Accumulated benefit obligation	$ 165,721	$ 9,724	$ 6,222	$ 4,831	$ 186,498

At January 31, 2007, the Company had a current liability of $1,815,000 and a non-current liability of $84,466,000 for pension and other postretirement benefits. At January 31, 2006, the Company had a current liability of $790,000, an accrued liability of $71,865,000, a prepaid asset of $16,601,000 and an intangible asset of $3,887,000 for pension and other postretirement benefits.

Amounts recognized in accumulated other comprehensive income as of January 31, 2007 consist of:

(in thousands)	Pension Benefits	Other Postretirement Benefits
Net actuarial loss	$ 28,703	$ 3,794
Prior service cost (credit)	9,899	(10,794)
Deferred income taxes	(15,416)	474
	$ 23,186	$ (6,526)

The estimated pre-tax amount that will be amortized from accumulated other comprehensive income into net periodic benefit cost within the next 12 months is as follows:

(in thousands)	Pension Benefits	Other Postretirement Benefits
Net actuarial loss	$ 2,559	$ 39
Prior service cost (credit)	1,280	(893)
	$ 3,839	$ (854)

FORM 10-K

Net Periodic Benefit Cost

Net periodic pension and other postretirement benefit expense included the following components:

	Years Ended January 31,					
	Pension Benefits			Other Postretirement Benefits		
(in thousands)	2007	2006	2005	2007	2006	2005
Service cost	$16,643	$13,802	$12,126	$ 900	$ 1,697	$ 1,246
Interest cost	13,739	12,118	10,874	1,417	1,780	1,535
Expected return on plan assets	(11,699)	(10,052)	(8,311)	–	–	–
Amortization of prior service cost	712	815	816	(1,291)	(856)	(1,213)
Amortization of net loss	4,186	2,956	1,870	144	74	267
Net expense	$23,581	$19,639	$17,375	$ 1,170	$ 2,695	$ 1,835

Assumptions

Weighted-average assumptions used to determine benefit obligations:

	January 31,	
	Pension Benefits	
	2007	2006
Discount rate:		
Qualified Plan/ Excess Plan/ SRIP	6.00%	5.75%
Japan Plan	2.75%	2.75%
Rate of increase in compensation:		
Qualified Plan	3.50%	3.50%
Excess Plan	5.00%	5.00%
SRIP	8.00%	8.00%
Japan Plan	2.25%	2.25%

The discount rate for Other Postretirement Benefits was 6.00% and 5.75% for January 31, 2007 and 2006.

Weighted-average assumptions used to determine net periodic benefit cost:

	January 31,		
	Pension Benefits		
	2007	2006	2005
Discount rate:			
Qualified Plan/ Excess Plan/ SRIP	5.75%	6.00%	6.25%
Japan Plan	2.75%	2.50%	2.25%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of increase in compensation:			
Qualified Plan	3.50%	3.50%	3.75%
Excess Plan	5.00%	3.50%	3.75%
SRIP	8.00%	8.00%	8.25%
Japan Plan	2.25%	2.00%	1.75%

The discount rate for Other Postretirement Benefits was 5.75%, 6.00% and 6.25% for January 31, 2007, 2006 and 2005.

The expected long-term rate of return on Qualified Plan assets is selected by taking into account the average rate of return expected on the funds invested or to be invested to provide for benefits included in the projected benefit obligation. More specifically, consideration is given to the expected rates of return (including reinvestment asset return rates) based upon the plan's current asset mix, investment strategy and the historical performance of plan assets.

For postretirement benefit measurement purposes, 9.00% (for pre-age 65 retirees) and 10.00% (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 2007. The rate was assumed to decrease gradually to 4.75% by 2016 (for pre-age 65 retirees) and by 2018 (for post-age 65 retirees) and remain at that level thereafter.

Assumed health-care cost trend rates have a significant effect on the amounts reported for the Company's postretirement health-care benefits plan. A one-percentage-point increase in the assumed health-care cost trend rate would increase the Company's accumulated postretirement benefit obligation by $5,199,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $466,000 for the year ended January 31, 2007. Decreasing the assumed health-care cost trend rate by one-percentage-point would decrease the Company's accumulated postretirement benefit obligation by $4,418,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $357,000 for the year ended January 31, 2007.

Plan Assets

The Company's Qualified Plan asset allocation at the measurement date and target asset allocation by asset category are as follows:

Asset Category	Target Asset Allocation	Percentage of Qualified Plan Assets at December 31, 2006	2005
Equity securities	60% – 70%	67%	68%
Debt securities	20% – 30%	26	29
Other	5 % – 15%	7	3
		100%	100%

Qualified Plan assets include investments in the Company's Common Stock, representing 1% and 5% of plan assets at December 31, 2006 and 2005.

The Company's investment objectives, related to Qualified Plan assets, are the preservation of principal and the achievement of a reasonable rate of return over time. As a result, the Qualified Plan's assets are allocated based on an expectation that equity securities will outperform debt securities over the long term. Assets of the Qualified Plan are broadly diversified. Equity securities include U.S. large, middle and small capitalization equities and international equities. Debt securities include U.S. government, corporate and mortgage obligations. The Company attempts to mitigate investment risk by rebalancing asset allocation periodically.

Benefit Payments

The Company expects the following future benefit payments to be paid:

Years Ending January 31,	Pension Benefits *(in thousands)*	Other Postretirement Benefits *(in thousands)*
2008	$ 5,260	$ 1,227
2009	5,888	1,268
2010	6,661	1,329
2011	7,525	1,402
2012	8,530	1,477
2013-2017	62,025	8,691

Profit Sharing and Retirement Savings Plan

The Company maintains an Employee Profit Sharing and Retirement Savings Plan ("EPSRS Plan") that covers substantially all U.S.-based employees. Under the profit-sharing feature of the EPSRS Plan, the Company makes contributions, in the form of newly-issued Company Common Stock, to the employees' accounts based on the achievement of certain targeted earnings objectives established by, or as otherwise determined by, the Company's Board of Directors. The Company recorded expense of $2,450,000, $4,550,000 and $4,400,000 in 2006, 2005 and 2004. Under the retirement savings feature of the EPSRS Plan, employees who meet certain eligibility requirements may participate by contributing up to 15% of their annual compensation, and the Company provides a 50% matching cash contribution up to 6% of each participant's total compensation. The Company recorded expense of $6,409,000, $5,674,000 and

$5,342,000 in 2006, 2005 and 2004. Contributions to both features of the EPSRS Plan are made in the following year.

Under the profit-sharing feature of the EPSRS Plan, the Company's stock contribution is required to be maintained in such stock until the employee has two or more years of service, at which time the employee may diversify his or her Company stock account into other investment options provided under the plan. Under the retirement savings portion of the EPSRS Plan, the employees have the ability to elect to invest their contribution and the matching contribution in Company stock. At January 31, 2007, investments in Company stock in the profit-sharing portion and in the retirement savings portion represented 16% and 14% of total EPSRS Plan assets.

Effective as of February 1, 2006, the EPSRS Plan was amended to provide a defined contribution retirement benefit (the "DCRB") to eligible employees hired on or after January 1, 2006 (see Pension and Other Postretirement Benefits above). Under the DCRB, the Company will make contributions each year to each employee's account at a rate based upon age and years of service. These contributions will be deposited into individual accounts set up in each employee's name to be invested in a manner similar to the retirement savings portion of the EPSRS Plan. The Company recorded expense of $330,000 in 2006.

Deferred Compensation Plan

The Company has a non-qualified deferred compensation plan for directors, executives and certain management employees, whereby eligible participants may defer a portion of their compensation for payment at specified future dates, upon retirement, death or termination of employment. The deferred compensation is adjusted to reflect performance, whether positive or negative, of selected investment options, chosen by each participant, during the deferral period. The amounts accrued under the plans were $16,972,000 and $14,386,000 at January 31, 2007 and 2006 and are reflected in other long-term liabilities.

Q. INCOME TAXES

Earnings before income taxes consisted of the following:

	Years Ended January 31,		
(in thousands)	2007	2006	2005
United States	$ 250,291	$ 248,495	$ 333,514
Foreign	154,144	119,479	138,634
	$ 404,435	$ 367,974	$ 472,148

Components of the provision for income taxes were as follows:

(in thousands)	Years Ended January 31, 2007	2006	2005
Current:			
Federal	$ 83,477	$ 94,818	$ 124,585
State	17,830	24,883	17,729
Foreign	48,754	40,041	49,015
	150,061	159,742	191,329
Deferred:			
Federal	(1,176)	(42,676)	(20,205)
State	1,572	(4,417)	(3,940)
Foreign	51	670	665
	447	(46,423)	(23,480)
	$ 150,508	$ 113,319	$ 167,849

Deferred tax assets (liabilities) consisted of the following:

(in thousands)	January 31, 2007	2006
Deferred tax assets:		
Pension/postretirement benefits	$ 35,309	$ 20,090
Inventory	36,861	40,883
Accrued expenses	10,647	13,863
Share-based compensation	25,403	17,666
Depreciation	7,416	6,148
Foreign net operating losses	42,234	27,711
Deferred income	3,270	3,565
Other	2,617	4,578
	163,757	134,504
Valuation allowance	(42,234)	(26,586)
	121,523	107,918
Deferred tax liabilities:		
State tax	(7,590)	(7,179)
Financial hedging instruments	-	(1,335)
Other	(2,738)	-
	(10,328)	(8,514)
Net deferred tax asset	$ 111,195	$ 99,404

The Company has recorded a valuation allowance against certain deferred tax assets related to Federal, state and foreign net operating loss carryforwards where recovery is uncertain. The overall valuation allowance relates to tax loss carryforwards and temporary differences for which no benefit is expected to be realized. Tax loss carryforwards of approximately $16,000,000, $43,000,000 and $100,000,000 exist in certain Federal, state and foreign jurisdictions, respectively. Whereas some of these tax loss carryforwards do not have an expiration date, others expire at various times from January 31, 2008 through January 31, 2027.

Reconciliations of the provision for income taxes at the statutory Federal income tax rate to the Company's effective tax rate were as follows:

	Years Ended January 31,		
	2007	2006	2005
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of Federal benefit	3.1	4.1	2.2
Foreign losses with no tax benefit	1.5	0.7	0.5
American Jobs Creation Act of 2004	–	(6.1)	(1.8)
Extraterritorial income exclusion	(0.7)	(2.0)	(1.3)
Undistributed foreign earnings	(1.6)	(1.0)	–
Other	(0.1)	0.1	1.0
	37.2%	30.8%	35.6%

The American Jobs Creation Act of 2004 ("AJCA"), which was signed into law on October 22, 2004, created a temporary incentive for U.S. companies to repatriate accumulated foreign earnings by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. The incentive effectively reduced the amount of U.S. Federal income tax due on repatriation. Taking advantage of the AJCA, the Company recorded an income tax benefit of $8,600,000 in 2004 to reflect the Company's plan to repatriate $100,000,000 of accumulated foreign earnings. In 2005, the Company recorded an income tax benefit of $22,588,000 due to the Internal Revenue Service clarifying certain provisions of the AJCA in May 2005, which also resulted in the Company's decision to repatriate additional foreign earnings. The tax benefit to the Company occurred because the Company had previously accrued income taxes on un-repatriated foreign earnings at statutory tax rates. In total, the Company repatriated $178,245,000 of accumulated foreign earnings.

The Company determined that it has the intent to indefinitely reinvest any undistributed earnings of foreign subsidiaries which were not repatriated under the AJCA. As of January 31, 2007 and 2006, the Company has not provided deferred taxes on approximately $62,000,000 and $24,000,000 of undistributed earnings. U.S. Federal income taxes of approximately $11,300,000 and $3,800,000 would be incurred at January 31, 2007 and 2006 if these earnings were distributed.

R. SEGMENT INFORMATION

The Company's reportable segments are: U.S. Retail, International Retail and Direct Marketing (see note A). These reportable segments represent channels of distribution that offer similar merchandise and service and have similar marketing and distribution strategies. The Other channel of distribution includes all non-reportable segments which consist of worldwide sales of businesses operated under trademarks or tradenames other than TIFFANY & CO. Other also includes wholesale sales of diamonds obtained through bulk purchases that are subsequently deemed not suitable for the Company's needs.

The Company's products are primarily sold in TIFFANY & CO. retail locations around the world. Net sales by geographic area are presented by attributing revenues from external customers on the basis of the country in which the merchandise is sold.

In deciding how to allocate resources and assess performance, the Company's Executive Officers regularly evaluate the performance of its reportable segments on the basis of net sales and earnings from operations, after the elimination of inter-segment sales and transfers. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Reclassifications were made to prior years' segment amounts to conform to the current year presentation and to reflect the revised manner in which management evaluates the performance of segments. Effective with the first quarter of 2006, the Company allocates LIFO charges between its reportable segments based only upon sales of U.S. and foreign branches which value their inventories using the LIFO method.

Certain information relating to the Company's segments is set forth below:

	Years Ended January 31,		
(in thousands)	2007	2006	2005
Net sales:			
U.S. Retail	$ 1,326,441	$ 1,220,683	$ 1,116,845
International Retail	1,010,627	900,689	857,360
Direct Marketing	174,078	157,483	142,508
Total reportable segments	2,511,146	2,278,855	2,116,713
Other	137,175	116,298	88,118
	$ 2,648,321	$ 2,395,153	$ 2,204,831
Earnings (losses) from operations:*			
U.S. Retail	$ 260,067	$ 265,425	$ 217,882
International Retail	259,116	216,273	213,411
Direct Marketing	62,580	58,109	45,835
Total reportable segments	581,763	539,807	477,128
Other	(29,344)	(18,829)	(23,290)
	$ 552,419	$ 520,978	$ 453,838

*Represents earnings from operations excluding unallocated corporate expenses.

The Company's Executive Officers do not evaluate the performance of the Company's assets on a segment basis for internal management reporting and, therefore, such information is not presented.

The following table sets forth reconciliations of the segments' earnings from operations to the Company's consolidated earnings before income taxes:

	Years Ended January 31,		
(in thousands)	2007	2006	2005
Earnings from operations for segments	$ 552,419	$ 520,978	$ 453,838
Unallocated corporate expenses	(136,984)	(138,273)	(159,309)
Interest expense, financing costs and other income, net	(11,000)	(14,731)	(15,978)
Gain on sale of equity investment	-	-	193,597
Earnings before income taxes	$ 404,435	$ 367,974	$ 472,148

Unallocated corporate expenses include certain costs related to administrative support functions which the Company does not allocate to its segments. Such unallocated costs include those for information technology, finance, legal and human resources. In addition, unallocated corporate expenses for the year ended January 31, 2005 included a $25,000,000 contribution to The Tiffany & Co. Foundation, a non-profit organization that provides grants to other non-profit organizations.

Sales to unaffiliated customers and long-lived assets by geographic areas were as follows:

	Years Ended January 31,		
(in thousands)	2007	2006	2005
Net sales:			
United States	$ 1,573,130	$ 1,444,947	$ 1,311,348
Japan	491,312	490,834	492,125
Other countries	583,879	459,372	401,358
	$ 2,648,321	$ 2,395,153	$ 2,204,831
Long-lived assets:			
United States	$ 629,003	$ 587,323	$ 640,524
Japan	152,791	157,218	175,001
Other countries	177,361	145,770	124,762
	$ 959,155	$ 890,311	$ 940,287

Classes of Similar Products

	Years Ended January 31,		
(in thousands)	2007	2006	2005
Net sales:			
Jewelry	$ 2,234,378	$ 2,001,896	$ 1,827,541
Tableware, timepieces and other	413,943	393,257	377,290
	$ 2,648,321	$ 2,395,153	$ 2,204,831

S. QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)	2006 Quarters Ended April 30	July 31	October 31	January 31
Net sales	$ 539,241	$ 574,940	$ 547,786	$ 986,354
Gross profit	301,126	316,978	293,475	564,096
Earnings from operations	74,247	72,636	44,056	224,496
Net earnings	43,142	41,144	29,142	140,499
Net earnings per share:				
Basic	$ 0.30	$ 0.30	$ 0.21	$ 1.04
Diluted	$ 0.30	$ 0.29	$ 0.21	$ 1.02

(in thousands, except per share amounts)	2005 Quarters Ended April 30*	July 31*	October 31	January 31*
Net sales	$ 509,901	$ 526,701	$ 500,105	$ 858,446
Gross profit	274,821	292,084	270,530	504,905
Earnings from operations	66,311	74,068	39,795	202,531
Net earnings	40,058	50,551	23,789	140,257
Net earnings per share:				
Basic	$ 0.28	$ 0.35	$ 0.17	$ 0.99
Diluted	$ 0.27	$ 0.35	$ 0.16	$ 0.97

*Net earnings and net earnings per share include the effect of the tax benefit received from repatriating earnings from foreign affiliates (see note Q). The Company recorded a tax benefit of $1,500,000, or $0.01 per diluted share, for the three months ended April 30, 2005, $6,600,000, or $0.05 per diluted share, for the three months ended July 31, 2005 and $14,488,000, or $0.10 per diluted share, for the three months ended January 31, 2006.

The sum of the quarterly net earnings per share amounts in the above tables may not equal the full-year amount since the computations of the weighted-average number of common-equivalent shares outstanding for each quarter and the full year are made independently.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

NONE

Item 9A. Controls and Procedures.

DISCLOSURE CONTROLS AND PROCEDURES

Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), Registrant's chief executive officer and chief financial officer concluded that, as of the end of the period covered by this report, Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by Registrant in the reports that it files or submits under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

In addition, Registrant's chief executive officer and chief financial officer have determined that there have been no changes in Registrant's internal control over financial reporting during the period covered by this report identified in connection with the evaluation described in the above paragraph that have materially affected, or are reasonably likely to materially affect, Registrant's internal control over financial reporting.

Registrant's management, including its chief executive officer and chief financial officer, necessarily applied their judgment in assessing the costs and benefits of such controls and procedures. By their nature, such controls and procedures cannot provide absolute certainty, but can provide reasonable assurance regarding management's control objectives. Our chief executive officer and our chief financial officer have concluded that Registrant's disclosure controls and procedures are (i) designed to provide such reasonable assurance and (ii) are effective at that reasonable assurance level.

Report of Management

Management's Responsibility for Financial Information. The Company's consolidated financial statements were prepared by management, who are responsible for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on management's best estimates and judgments.

Management is further responsible for maintaining a system of internal accounting control designed to provide reasonable assurance that the Company's assets are adequately safeguarded, and that the accounting records reflect transactions executed in accordance with management's authorization. The system of internal control is continually reviewed and is augmented by written policies and procedures, the careful selection and training of qualified personnel and a program of internal audit.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their report is shown on page K-44-45.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with financial management and the independent registered public accounting firm to discuss specific accounting, financial reporting and internal control matters. Both the independent registered public accounting firm and the internal auditors have full and free access to the Audit

Committee. Each year the Audit Committee selects the firm that is to perform audit services for the Company.

Management's Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a – 15(f). Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that internal control over financial reporting was effective as of January 31, 2007 based on criteria in Internal Control – Integrated Framework issued by the COSO. Management's assessment of the effectiveness of internal control over financial reporting as of January 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is shown on page K-44-45.

/s/ Michael J. Kowalski
Chairman of the Board and Chief Executive Officer

/s/ James E. Quinn
President

/s/ James N. Fernandez
Executive Vice President and Chief Financial Officer

Item 9B. Other Information.

NONE

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PART III

Item 10. Directors and Executive Officers and Corporate Governance.

Incorporated by reference from the sections titled "Ownership by Directors and Executive Officers" and "DISCUSSION OF PROPOSALS PRESENTED BY THE BOARD. Item 1. Election of Directors" in Registrant's Proxy Statement dated April 12, 2007.

CODE OF ETHICS AND OTHER CORPORATE GOVERNANCE DISCLOSURES

Registrant has adopted a Code of Business and Ethical Conduct for its Directors, Chief Executive Officer, Chief Financial Officer and all other officers of Registrant. A copy of this Code is posted on the corporate governance section of the Registrant's website, www.tiffany.com (go to "About Tiffany" and "Shareholder Information"). Registrant intends to disclose any material amendments to its Code of Business and Ethical Conduct, as well as any waivers by posting such information on the same website. The Registrant will also provide a copy of the Code of Business and Ethical Conduct to stockholders upon request.

See Registrant's Proxy Statement dated April 12, 2007, for information within the section titled "Business Conduct Policy and Code of Ethics."

Item 11. Executive Compensation.

Incorporated by reference from the section titled "COMPENSATION OF THE CEO AND OTHER EXECUTIVE OFFICERS" in Registrant's Proxy Statement dated April 12, 2007.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Incorporated by reference from the section titled "OWNERSHIP OF THE COMPANY" in Registrant's Proxy Statement dated April 12, 2007.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

See Executive Officers of the Registrant and Board of Directors information incorporated by reference from the sections titled "Independent Directors Constitute a Majority of the Board," "TRANSACTIONS WITH RELATED PERSONS" and "EXECUTIVE OFFICERS OF THE COMPANY" in Registrant's Proxy Statement dated April 12, 2007.

Item 14. Principal Accountant Fees and Services.

Incorporated by reference from the section titled "Fees and Services of PricewaterhouseCoopers LLP" in Registrant's Proxy Statement dated April 12, 2007.

FORM 10-K

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) List of Documents Filed As Part of This Report:

1. Financial Statements

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as of January 31, 2007 and 2006.

Consolidated Statements of Earnings for the years ended January 31, 2007, 2006 and 2005.

Consolidated Statements of Stockholders' Equity and Comprehensive Earnings for the years ended January 31, 2007, 2006 and 2005.

Consolidated Statements of Cash Flows for the years ended January 31, 2007, 2006 and 2005.

Notes to Consolidated Financial Statements.

2. Financial Statement Schedules

The following financial statement schedule should be read in conjunction with the Consolidated Financial Statements:

Schedule II - Valuation and Qualifying Accounts and Reserves.

All other schedules have been omitted since they are neither applicable nor required, or because the information required is included in the consolidated financial statements and notes thereto.

3. Exhibits

The following exhibits have been filed with the Securities and Exchange Commission, but are not attached to copies of this Annual Report on Form 10-K other than complete copies filed with said Commission and the New York Stock Exchange:

Exhibit	Description
3.1	Restated Certificate of Incorporation of Registrant. Incorporated by reference from Exhibit 3.1 to Registrant's Report on Form 8-K dated May 16, 1996, as amended by the Certificate of Amendment of Certificate of Incorporation dated May 20, 1999. Incorporated by reference from Exhibit 3.1 to Registrant's Report on Form 10-Q for the Fiscal Quarter ended July 31, 1999.
3.1a	Amendment to Certificate of Incorporation of Registrant dated May 18, 2000. Previously filed as Exhibit 3.1b to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2001.
3.2	Restated By-Laws of Registrant, as last amended November 16, 2006. Incorporated by reference from Exhibit 3.2 to Registrant's Report on Form 8-K dated November 16, 2006.

Exhibit	Description
10.5	Designer Agreement between Tiffany and Paloma Picasso dated April 4, 1985. Incorporated by reference from Exhibit 10.5 filed with Registrant's Registration Statement on Form S-1, Registration No. 33-12818 (the "Registration Statement").
10.122	Agreement dated as of April 3, 1996 among American Family Life Assurance Company of Columbus, Japan Branch, Tiffany & Co. Japan, Inc., Japan Branch, and Registrant, as Guarantor, for yen 5,000,000,000 Loan Due 2011. Incorporated by reference from Exhibit 10.122 filed with Registrant's Report on Form 10-Q for the Fiscal quarter ended April 30, 1996.
10.122a	Amendment No. 1 to the Agreement referred to in Exhibit 10.122 above dated November 18, 1998. Incorporated by reference from Exhibit 10.122a filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.
10.122b	Guarantee by Tiffany & Co. of the obligations under the Agreement referred to in Exhibit 10.122 above dated April 3, 1996. Incorporated by reference from Exhibit 10.122b filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.122c	Amendment No. 2 to Guarantee referred to in Exhibit 10.122b above, dated October 15, 1999. Incorporated by reference from Exhibit 10.122c filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.122d	Amendment No. 3 to Guarantee referred to in Exhibit 10.122b above, dated July 16, 2002. Incorporated by reference from Exhibit 10.122d filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.122e	Amendment No. 4 to Guarantee referred to in Exhibit 10.122b above, dated December 9, 2005. Incorporated by reference from Exhibit 10.122e filed with Registrant's Report on Form 10-K for the Fiscal Year ended January 31, 2006.
10.122f	Amendment No. 5 to Guarantee referred to in Exhibit 10.122b above, dated May 31, 2006.
10.123	Agreement made effective as of February 1, 1997 by and between Tiffany and Elsa Peretti. Incorporated by reference from Exhibit 10.123 to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1997.
10.126	Form of Note Purchase Agreement between Registrant and various institutional note purchasers with Schedules B, 5.14 and 5.15 and Exhibits 1A, 1B, and 4.7 thereto, dated as of December 30, 1998 in respect of Registrant's $60 million principal amount 6.90% Series A Senior Notes due December 30, 2008 and $40 million principal amount 7.05% Series B Senior Notes due December 30, 2010. Incorporated by reference from Exhibit 10.126 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.
10.126a	First Amendment and Waiver Agreement to Form of Note Purchase Agreement referred to in previously filed Exhibit 10.126, dated May 16, 2002. Incorporated by reference from Exhibit 10.126a filed with Registrant's Report on Form 8-K dated June 10, 2002.

Exhibit	Description
10.128	Agreement made the 1st day of August 2001 by and between Tiffany & Co. Japan Inc. and Mitsukoshi Ltd. of Japan. Incorporated by reference from Exhibit 10.128 filed with Registrant's Report on Form 8-K dated August 1, 2001.
10.132	Form of Note Purchase Agreement between Registrant and various institutional note purchasers with Schedules B, 5.14 and 5.15 and Exhibits 1A, 1B and 4.7 thereto, dated as of July 18, 2002 in respect of Registrant's $40,000,000 principal amount 6.15% Series C Notes due July 18, 2009 and $60,000,000 principal amount 6.56% Series D Notes due July 18, 2012. Incorporated by reference from Exhibit 10.132 filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.133	Guaranty Agreement dated July 18, 2002 with respect to the Note Purchase Agreements (see Exhibit 10.132 above) by Tiffany and Company, Tiffany & Co. International and Tiffany & Co. Japan Inc. in favor of each of the note purchasers. Incorporated by reference from Exhibit 10.133 filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.134	Translation of Condition of Bonds applied to Tiffany & Co. Japan Inc. First Series Yen Bonds due 2010 in the aggregate principal amount of 15,000,000,000 yen issued September 30, 2003 (for Qualified Investors Only). Incorporated by reference from Exhibit 10.134 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
10.135	Translation of Application of Bonds for Tiffany & Co. Japan Inc. First Series Yen Bonds due 2010 in the aggregate principal amount of 15,000,000,000 yen issued September 30, 2003 (for Qualified Investors Only). Incorporated by reference from Exhibit 10.135 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
10.135a	Translation of Amendment of Application of Bonds referred to in Exhibit 10.135. Incorporated by reference from Exhibit 10.135a filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
10.136	Payment Guarantee dated September 30, 2003 made by Tiffany & Co. for the benefit of the Qualified Investors of the Bonds referred to in Exhibit 10.134. Incorporated by reference from Exhibit 10.136 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
10.145	Ground Lease between Tiffany and Company and River Park Business Center, Inc., dated November 29, 2000. Incorporated by reference from Exhibit 10.145 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2005.
10.145a	First Addendum to the Ground Lease between Tiffany and Company and River Park Business Center, Inc., dated November 29, 2000. Incorporated by reference from Exhibit 10.145a filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2005.

Exhibit	Description
10.146	Credit Agreement dated as of July 20, 2005 by and among Registrant, Tiffany and Company, Tiffany & Co. International, each other Subsidiary of Registrant that is a Borrower and is a signatory thereto and The Bank of New York, as Administrative Agent, and various lenders party thereto. Incorporated by reference from Exhibit 10.146 filed with Registrant's Report on Form 8-K dated July 20, 2005.
10.146a	Increase Supplement dated as of October 27, 2006 to the Credit Agreement dated July 20, 2005 by and among Registrant, Tiffany and Company, Tiffany & Co. International, each other Subsidiary of Registrant that is Borrower and is a signatory thereto and The Bank of New York, as Administrative Agent, and various lenders party thereto.
10.147	Guaranty Agreement dated as of July 20, 2005, with respect to the Credit Agreement (see Exhibit 10.146 above) by and among Registrant, Tiffany and Company, Tiffany & Co. International, and Tiffany & Co. Japan Inc. and The Bank of New York, as Administrative Agent. Incorporated by reference from Exhibit 10.147 filed with Registrant's Report on Form 8-K dated July 20, 2005.
10.149	Lease Agreement made as of September 28, 2005 between CLF Sylvan Way LLC and Tiffany and Company, and form of Registrant's guaranty of such lease. Incorporated by reference from Exhibit 10.149 filed with Registrant's Report on Form 8-K dated September 23, 2005.
14.1	Code of Business and Ethical Conduct and Business Conduct Policy. Incorporated by reference from Exhibit 14.1 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
21.1	Subsidiaries of Registrant.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Executive Compensation Plans and Arrangements

Exhibit	Description
4.3	Registrant's 1998 Directors Option Plan. Incorporated by reference from Exhibit 4.3 to Registrant's Registration Statement on Form S-8, file number 333-67725, filed November 23, 1998.
4.4	Registrant's Amended and Restated 1998 Employee Incentive Plan effective May 19, 2005. Previously filed as Exhibit 4.3 with Registrant's Report on Form 8-K dated May 23, 2005.
10.3	Registrant's 1986 Stock Option Plan and terms of stock option agreement, as last amended on July 16, 1998. Incorporated by reference from Exhibit 10.3 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.
10.49	Form of Indemnity Agreement, approved by the Board of Directors on March 11, 2005 for use with all directors and executive officers. Incorporated by reference from Exhibit 10.49 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.49a	Form of Indemnity Agreement, approved by the Board of Directors on March 11, 2005 for use with all directors and executive officers (Corrected Version). Incorporated by reference from Exhibit 10.49a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.60	Registrant's 1988 Director Stock Option Plan and form of stock option agreement, as last amended on November 21, 1996. Incorporated by reference from Exhibit 10.60 to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1997.
10.106	Amended and Restated Tiffany and Company Executive Deferral Plan originally made effective October 1, 1989, as amended effective November 23, 2005. Incorporated by reference from Exhibit 10.106 to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2006.
10.108	Registrant's Amended and Restated Retirement Plan for Non-Employee Directors originally made effective January 1, 1989, as amended through January 21, 1999. Incorporated by reference from Exhibit 10.108 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.
10.109	Summary of informal incentive cash bonus plan for managerial employees. Incorporated by reference from Exhibit 10.109 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.114	1994 Tiffany and Company Supplemental Retirement Income Plan, Amended and Restated as of February 1, 2007. Incorporated by reference from Exhibit 10.114 filed with Registrant's Report on Form 8-K/A dated February 12, 2007.
10.127b	Form of Retention Agreement between and among Registrant and Tiffany and each of its executive officers and Appendices I to III to the Agreement. Incorporated by reference from Exhibit 10.127b filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2003.

Exhibit	Description
10.128	Group Long Term Disability Insurance Policy issued by UnumProvident, Policy No. 533717 001. Incorporated by reference from Exhibit 10.128 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2003.
10.137	Summary of arrangements for the payment of premiums on life insurance policies owned by executive officers. Incorporated by reference from Exhibit 10.137 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
10.138	2004 Tiffany and Company Un-funded Retirement Income Plan to Recognize Compensation in Excess of Internal Revenue Code Limits, Amended and Restated as of February 1, 2007. Incorporated by reference from Exhibit 10.138 filed with Registrant's Report on Form 8-K dated February 8, 2007.
10.139a	Form of Fiscal 2006 Cash Incentive Award Agreement for certain executive officers under Registrant's 2005 Employee Incentive Plan. Incorporated by reference from Exhibit 10.139a filed with Registrant's Report on Form 8-K dated March 24, 2006.
10.139b	Form of Fiscal 2007 Cash Incentive Award Agreement for certain executive officers under Registrant's 2005 Employee Incentive Plan as Amended and Adopted as of May 18, 2006. Incorporated by reference from Exhibit 10.139b filed with Registrant's Report on Form 8-K dated March 26, 2007.
10.140	Form of Terms of Performance-Based Restricted Stock Unit Grants to Executive Officers under Registrant's 2005 Employee Incentive Plan. Incorporated by reference from Exhibit 10.140 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.140a	Form of Non-Competition and Confidentiality Covenants for use in connection with Performance-Based Restricted Stock Unit Grants to Registrant's Executive Officers and Time-Vested Restricted Unit Awards made to other officers of Registrant's affiliated companies pursuant to the Registrant's 2005 Employee Incentive Plan and pursuant to the Tiffany and Company Un-funded Retirement Income Plan to Recognize Compensation in Excess of Internal Revenue Code Limits. Incorporated by reference from Exhibit 10.140a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.142	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Directors Option Plan as revised March 7, 2005. Incorporated by reference from Exhibit 10.142 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.143	Terms of Stock Option Award (Standard Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised March 7, 2005. Incorporated by reference from Exhibit 10.143 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.143a	Terms of Stock Option Award (Standard Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised May 19, 2005. Incorporated by reference from Exhibit 10.143a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.144	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised March 7, 2005 (form used for Executive Officers). Incorporated by reference from Exhibit 10.144 filed with Registrant's Report on Form 8-K

Exhibit	Description
	dated March 16, 2005.
10.144a	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised May 19, 2005 (form used for Executive Officers). Incorporated by reference from Exhibit 10.144a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.150	Form of Terms of Time-Vested Restricted Stock Unit Grants under Registrant's 1998 Employee Incentive Plan and 2005 Employee Incentive Plan. Incorporated by reference as previously filed as Exhibit 10.146 with Registrant's Report on Form 8-K dated May 23, 2005.
10.151	Registrant's 2005 Employee Incentive Plan as adopted May 19, 2005. Incorporated by reference as previously filed as Exhibit 10.145 with Registrant's Report on Form 8-K dated May 23, 2005.
10.151a	Registrant's 2005 Employee Incentive Plan Amended and Adopted as of May 18, 2006. Incorporated by reference from Exhibit 10.151a with Registrant's Report on Form 8-K dated March 26, 2007.
10.152	Share Ownership Policy for Executive Officers and Directors, Amended and Restated as of March 15, 2007. Incorporated by reference from Exhibit 10.152 filed with Registrant's Report on Form 8-K dated March 22, 2007.
10.153	Corporate Governance Principles, Amended and Restated as of March 15, 2007. Incorporated by reference from Exhibit 10.153 filed with Registrant's Report on Form 8-K dated March 22, 2007.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007

TIFFANY & CO.
(Registrant)

By: /s/ Michael J. Kowalski

Michael J. Kowalski
Chief Executive Officer

FORM 10-K

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

By: /s/ Michael J. Kowalski

Michael J. Kowalski
Chairman of the Board and Chief Executive Officer
(principal executive officer) (director)

By: /s/ James N. Fernandez

James N. Fernandez
Executive Vice President and Chief Financial Officer
(principal financial officer)

By: /s/ James E. Quinn

James E. Quinn
President
(director)

By: /s/ Henry Iglesias

Henry Iglesias
Vice President and Controller
(principal accounting officer)

By: /s/ William R. Chaney

William R. Chaney
Director

By: /s/ Rose Marie Bravo

Rose Marie Bravo
Director

By: /s/ Samuel L. Hayes III

Samuel L. Hayes III
Director

By: /s/ Abby F. Kohnstamm

Abby F. Kohnstamm
Director

By: /s/ Charles K. Marquis

Charles K. Marquis
Director

By: /s/ J. Thomas Presby

J. Thomas Presby
Director

By: /s/ William A. Shutzer

William A. Shutzer
Director

March 30, 2007

Tiffany & Co. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended January 31, 2007:					
Reserves deducted from assets:					
Accounts receivable allowances:					
Doubtful accounts	$ 2,118	$ 1,922	--	$ 1,595[a]	$ 2,445
Sales returns	5,884	--	--	429[b]	5,455
Allowance for inventory liquidation and obsolescence	21,996	8,900	--	8,545[c]	22,351
Allowance for inventory shrinkage	1,120	2,272	--	2,844[d]	548
LIFO reserve	75,624	32,877	--	--	108,501
Deferred tax valuation allowance	26,586	15,648	--	--	42,234

a) Uncollectible accounts written off.
b) Adjustment related to sales returns previously provided for and changes in estimate.
c) Liquidation of inventory previously written down to market.
d) Physical inventory losses.

FORM 10-K

Tiffany & Co. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended January 31, 2006:					
Reserves deducted from assets:					
Accounts receivable allowances:					
Doubtful accounts	$ 2,075	$ 1,605	--	$ 1,562[a]	$ 2,118
Sales returns	5,416	908	--	440[b]	5,884
Allowance for inventory liquidation and obsolescence	20,928	10,179	--	9,111[c]	21,996
Allowance for inventory shrinkage	4,736	2,382	--	5,998[d]	1,120
LIFO reserve	64,058	11,566	--	--	75,624
Deferred tax valuation allowance	25,477	2,234	--	1,125[e]	26,586

a) Uncollectible accounts written off.
b) Adjustment related to sales returns previously provided for.
c) Liquidation of inventory previously written down to market.
d) Physical inventory losses and changes in estimate.
e) Utilization of deferred tax loss carryforward.

FORM 10-K

Tiffany & Co. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended January 31, 2005:					
Reserves deducted from assets:					
Accounts receivable allowances:					
Doubtful accounts	$ 2,325	$ 1,977	$ –	$ 2,227[a]	$ 2,075
Sales returns	4,667	973	–	224[b]	5,416
Allowance for inventory liquidation and obsolescence	21,983	2,433	2,935[e]	6,423[c]	20,928
Allowance for inventory shrinkage	4,591	2,266	–	2,121[d]	4,736
LIFO reserve	30,587	33,471	–	–	64,058
Deferred tax valuation allowance	25,317	160	–	–	25,477

a) Uncollectible accounts written off.
b) Adjustment related to sales returns previously provided for.
c) Liquidation of inventory previously written down to market.
d) Physical inventory loss.
e) Reclassification from gross inventory to reserves.

FORM 10-K

FORM 10-K

(This page intentionally left blank.)

2007 Annual Meeting of Stockholders

PROXY STATEMENT

TIFFANY & CO.

ATTENDANCE AND VOTING MATTERS

Introduction

The Annual Meeting of the stockholders of Tiffany & Co. (the "Company") will be held on Thursday, May 17, 2007, at 10:00 a.m. in the Roof/Penthouse of The St. Regis Hotel, 2 East 55th Street at Fifth Avenue, New York, New York.

This proxy statement and accompanying material, including the form of proxy, was first sent to the Company's stockholders on or about April 12, 2007. It was sent to you on behalf of the Company by order of the Company's Board of Directors (the "Board").

You are entitled to vote at our 2007 Annual Meeting because you were a stockholder, or held Company stock through a broker, bank or other nominee, at the close of business on March 23, 2007, the record date for this year's Annual Meeting. That is why you were sent this Proxy Statement and accompanying material.

This proxy statement has been bound with our Annual Report on Form 10-K, which contains financial and other information about our business during our last fiscal year (February 1, 2006 to January 31, 2007).

You may also find important information about the Company, with its principal executive offices at 727 Fifth Avenue, New York, New York 10022, on our website at www.tiffany.com (go to: About Tiffany/Shareholder Information) and you will find additional information concerning some of the subjects addressed in this document.

Matters to Be Voted On at the 2007 Annual Meeting

There are two matters scheduled to be voted on at this year's Annual Meeting:

- The election of the Board; and
- Ratification of the selection of the independent registered public accounting firm to audit our Fiscal 2007 financial statements.

In addition, such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof may be voted on.

How to Vote Your Shares

You can vote your shares at the Annual Meeting by proxy or in person.

You can vote by proxy by having one or more individuals who will be at the Annual Meeting vote your shares for you. These individuals are called "proxies" and using them to cast your ballot at the Annual Meeting is called voting "by proxy."

If you wish to vote by proxy, you must do one of the following:

- Complete the enclosed form, called a "proxy card," and mail it in the envelope provided, or
- Call the telephone number listed on the proxy card (1-866-540-5760) and follow the pre-recorded instructions, or

- Use the Internet to vote by pointing your browser to http://www.proxyvoting.com/tif; have your proxy card in hand as you will be prompted to enter your control number and to create and submit an electronic vote.

If you do one of the above, you will have designated three officers of the Company to act as your proxies at the 2007 Annual Meeting. One of them will then vote your shares at the Annual Meeting in accordance with the instructions you have given them on the proxy card, the telephone or the Internet with respect to each of the proposals presented in this Proxy Statement. If you sign and return your proxy card but do not give voting instructions, your proxy will vote the shares represented thereby for the election of each of the director nominees listed in Proposal No. 1 below and for approval of Proposal No. 2, which is discussed below. Proxies will extend to, and be voted at, any adjournment or postponement of the Annual Meeting.

Alternatively, you can vote your shares in person by attending the Annual Meeting. You will be given a ballot at the meeting.

While we know of no other matters to be acted upon at this year's Annual Meeting, it is possible that other matters may be presented at the meeting. If that happens and you have signed and not revoked a proxy card, your proxy will vote on such other matters in accordance with his best judgment.

A special note for those who plan to attend the Annual Meeting and vote in person: if your shares are held in the name of a broker, bank or other nominee, you must bring a statement from your brokerage account or a letter from the person or entity in whose name the shares are registered indicating that you are the beneficial owner of those shares as of the record date. In addition, you will not be able to vote at the meeting unless you obtain a legal proxy from the record holder of your shares.

How to Revoke Your Proxy

If you decide to vote by proxy (including by mail, telephone or Internet), you can revoke – that is, change or cancel – your vote at any time before your proxy casts his vote at the Annual Meeting. Revoking your vote by proxy may be accomplished in one of three ways:

- You can send an executed, later-dated proxy card to the Secretary of the Company, call in different instructions, or access the Internet voting site.
- You can notify the Secretary of the Company in writing that you wish to revoke your proxy, or
- You can attend the Annual Meeting and vote in person.

The Number of Votes That You Have

Each share of the Company's common stock has one vote. The number of shares, or votes, that you have at this year's Annual Meeting is indicated on the enclosed proxy card.

What a Quorum Is

A "quorum" is the minimum number of shares that must be present at an Annual Meeting for a valid vote. For our stockholder meetings, a majority of shares outstanding on the record date and entitled to vote at the Annual Meeting must be present.

The number of shares outstanding at the close of business on March 23, 2007, the record date, was 136,303,085. Therefore, 68,151,544 shares must be present at our 2007 Annual Meeting for a quorum to be established.

To determine if there is a quorum, we consider a share "present" if:

- The stockholder who owns the share is present at the Annual Meeting, whether or not he or she chooses to cast a ballot on any proposal; or
- The stockholder is represented by proxy at the Annual Meeting.

If a stockholder is represented by proxy at the Annual Meeting, his or her shares are deemed present for purposes of a quorum, even if:

- The stockholder withholds his or her vote or marks "abstain" for one or more proposals; or
- There is a "broker non-vote" on one or more proposals.

What a "Broker Non-Vote" Is

Shares held in a broker's name may be voted by the broker, but only in accordance with the rules of the New York Stock Exchange. Under those rules, your broker must follow your instructions. If you do not provide instructions to your broker, your broker may vote your shares based on its own judgment or it may withhold a vote. Whether your broker votes or withholds its vote is determined by the New York Stock Exchange rules and depends on the proposal being voted upon.

If your broker withholds its vote, that is called a "broker non-vote." As stated above, broker non-votes are counted as present for a quorum.

What Vote Is Required To Approve Each Proposal

Each nominee for director shall be elected by a majority of the votes cast "for" or "against" her or him at the Annual Meeting. That means that the number of shares voted "for" a nominee must exceed the number of shares voted "against" that nominee. To vote "for" or "against" any of the nominees named in this Proxy Statement, you can so mark your proxy card or ballot or, if you vote via telephone or Internet, so indicate by telephone or electronically.

You may abstain on the vote for any nominee but your abstention will not have any effect on the outcome of the election of directors. A broker non-vote has the same effect as an abstention: neither will have any effect on the outcome of the election of directors. To abstain on the vote on any or all of the nominees named in this Proxy Statement, you can so mark your proxy card or ballot or, if you vote via telephone or Internet, so indicate by telephone or electronically.

The proposal to ratify the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Fiscal 2007 will be decided by the affirmative vote of the majority of shares present at the meeting. That means that the proposal will pass if more than half of those shares present at the meeting vote "for" the proposal. Therefore, if you "abstain" from voting -- in other words, you indicate "abstain" on the proxy card, by telephone or by Internet – it will have the same effect as an "against" vote. Broker non-votes on this proposal will be treated the same as abstentions: both will have the same effect as an "against" vote.

Proxy Voting on Proposals in the Absence of Instructions

If you do not give any specific instructions as to how your shares are to be voted when you sign a proxy card or vote by telephone or by Internet, your proxies will vote your shares in accordance with the following recommendations of the Board:

- FOR the election of all nine nominees for director named in this Proxy Statement; and
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm to examine our Fiscal 2007 financial statements.

Shares held in the Company's Employee Profit Sharing and Retirement Savings Plan will not be voted by the Plan's trustee unless specific instructions for voting are given by plan participants to whose accounts such shares have been allocated.

How Proxies Are Solicited

We have hired the firm of Georgeson Inc. to assist in the solicitation of proxies on behalf of the Board. Georgeson Inc. has agreed to perform this service for a fee of not more than $7,000, plus out-of-pocket expenses.

Employees of Tiffany and Company, a subsidiary of the Company, may also solicit proxies on behalf of the Board. These employees will not receive any additional compensation for their work soliciting proxies and any costs incurred by them in doing so will be paid for by Tiffany and Company.

This particular solicitation is being made by mail, but proxies may also be solicited in person, by facsimile, by telephone or by electronic mail (e-mail).

In addition, we will pay for any costs incurred by brokerage houses and others for forwarding proxy materials to beneficial owners.

OWNERSHIP OF THE COMPANY

Stockholders Who Own At Least Five Percent of the Company

The following table shows all persons who were known to us to be "beneficial owners" of at least five percent of Company stock as of March 23, 2007. Footnote a) below provides a brief explanation of what is meant by the term "beneficial ownership." This table is based upon reports filed with the Securities and Exchange Commission, commonly referred to as the SEC. Copies of these reports are publicly available from the SEC.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (a)	Percent of Class
Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, NY 10017	7,500,000 (b)	5.50%
OppenheimerFunds, Inc. Two World Financial Center 225 Liberty Street New York, NY 10281	6,966,750 (c)	5.11%

a) "Beneficial ownership" is a term broadly defined by the SEC and includes more than the typical form of stock ownership, that is, stock held in the person's name. The term also includes what is referred to as "indirect ownership" such as where, for example, the person has or shares the power to vote the stock, sell it or acquire it within 60 days. Accordingly, some of the shares reported as beneficially owned in this table may actually be held by other persons or organizations. Those other persons and organizations are described in the reports filed with the SEC.

b) The "Filing Persons" discussed below reported such beneficial ownership to the SEC on their form Schedule 13D as of February 21, 2007 and that they shared voting power and shared dispositive power with respect to such shares. According to said Schedule 13D, the Filing Persons are Trian Partners GP, L.P., Trian Partners General Partner, LLC, Trian Partners, L.P., Trian Partners Master Fund, L.P., a Cayman Islands limited partnership, Trian Partners Parallel Fund I., L.P., Trian Partners Parallel Fund I GP LLC, Trian Partners Parallel Fund II L.P., Trian Partners Parallel Fund II GP, L.P., Trian Partners Parallel Fund II General Partner, LLC, Trian Fund Management, L.P., Trian Fund Management GP, LLC, Nelson Peltz, Peter W. May and Edward P. Garden.

c) OppenheimerFunds, Inc., reported such beneficial ownership to the SEC on its form Schedule 13G as of December 29, 2006 and that it has shared voting power and shared dispositive power over all such shares.

PROXY STATEMENT

Ownership by Directors, Director Nominees and Executive Officers

The following table shows the number of shares of the Company's common stock beneficially owned as of March 23, 2007 by those persons who are director nominees or who were, as of the end of the last fiscal year (January 31, 2007), directors, the principle executive officer (the "CEO"), the principle financial officer (the "CFO") and the three next most highly compensated executive officers of the Company:

Name	Amount and Nature of Beneficial Ownership		Percent Of Class[a]
Directors			
Rose Marie Bravo	86,216	b	*
William R. Chaney	770,500	c	*
Gary E. Costley	0		*
Samuel L. Hayes III	207,041	d	*
Abby F. Kohnstamm	47,000	e	*
Michael J. Kowalski (CEO)	1,687,750	f	1.2
Charles K. Marquis	245,812	g	*
J. Thomas Presby	31,900	h	*
James E. Quinn (executive officer)	986,385	i	*
William A. Shutzer	309,062	j	*
Executive Officers			
Beth O. Canavan	346,048	k	*
James N. Fernandez (CFO)	566,635	l	*
Jon M. King	85,927	m	*
All executive officers and directors as a group (19 persons):	6,523,390	n	4.8

a) An asterisk (*) is used to indicate less than 1% of the class outstanding.

b) Includes 82,216 shares issuable upon the exercise of "Vested Stock Options," which are stock options that either are exercisable as of March 23, 2007 or will become exercisable within 60 days of that date.

c) Includes 182,500 shares issuable upon the exercise of Vested Stock Options, and 75,000 shares held by Mr. Chaney's wife. Also includes 13,000 shares held by The Chaney Family Foundation of which Mr. Chaney is President. Mr. Chaney disclaims beneficial ownership of Company stock held by The Chaney Family Foundation.

d) Includes 136,228 shares issuable upon the exercise of Vested Stock Options, and 2,079 shares held by Prof. Hayes's wife. Also includes 30,000 shares held in trust for the benefit of children of Prof. Hayes by Barbara L. Hayes, his wife, as trustee.

e) Includes 45,000 shares issuable upon the exercise of Vested Stock Options.

f) Includes 1,448,750 shares issuable upon the exercise of Vested Stock Options.

g) Includes 136,228 shares issuable upon the exercise of Vested Stock Options.

h) Includes 30,000 shares issuable upon the exercise of Vested Stock Options.

PROXY STATEMENT

i) Includes 940,250 shares issuable upon the exercise of Vested Stock Options; 135 shares credited to Mr. Quinn's account under the Company's Employee Profit Sharing and Retirement Savings Plan; 31,000 shares held by Mr. Quinn's wife; and 8,000 shares owned by Mr. Quinn's children under the UGMA.

j) Includes 97,876 shares issuable upon the exercise of Vested Stock Options and 5,100 shares held by or for Mr. Shutzer's minor child and 114,000 shares held by KJC Ltd. of which Mr. Shutzer is the sole general partner. Mr. Shutzer disclaims beneficial ownership of Company stock held by KJC Ltd.

k) Includes 342,500 shares issuable upon the exercise of Vested Stock Options and 548 shares credited to Mrs. Canavan's account under the Company's Employee Profit Sharing and Retirement Savings Plan.

l) Includes 554,500 shares issuable upon the exercise of Vested Stock Options and 135 shares credited to Mr. Fernandez's account under the Company's Employee Profit Sharing and Retirement Savings Plan.

m) Includes 85,500 shares issuable upon the exercise of Vested Stock Options and 427 shares credited to Mr. King's account under the Company's Employee Profit Sharing and Retirement Savings Plan.

n) Includes 5,205,218 shares issuable upon the exercise of Vested Stock Options and 2,785 shares held in the Company's Employee Profit Sharing and Retirement Savings Plan.

See "COMPENSATION OF THE CEO AND OTHER EXECUTIVE OFFICERS, Compensation Discussion and Analysis, *Equity Ownership by Executive Officers and Directors*" on page PS-24 below for a discussion of the Company's share ownership policy.

Compliance of Directors, Executive Officers and Greater-Than-Ten-Percent Stockholders with Section 16(a) Beneficial Ownership Reporting Requirements

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and greater-than-ten-percent stockholders to file reports of ownership and changes in ownership with the SEC and the New York Stock Exchange. These persons are also required to provide us with copies of those reports.

Based on our review of those reports and of certain other documents we have received, we believe that, during and with respect to our last fiscal year (February 1, 2006 to January 31, 2007), all filing requirements under Section 16(a) applicable to our directors, executive officers and greater-than-ten-percent stockholders were satisfied.

RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP ("PwC") serves as the Company's independent registered public accounting firm and, through its predecessor firms, has served in that capacity since 1984.

The Audit Committee has selected PwC as the independent registered public accounting firm to audit the Company's financial statements and effectiveness of internal controls for the fiscal year ending January 31, 2008. This Audit Committee is directly responsible for appointing the independent auditors. In making this selection, the Audit Committee considered the independence of PwC, and whether the audit and non-audit services PwC provides to the Company are compatible with maintaining that independence.

The Audit Committee has adopted a policy requiring advance approval of PwC's fees and services by the Audit Committee; this policy also prohibits PwC from performing certain non-audit services for the

Company including: (i) bookkeeping, (ii) systems design and implementation, (iii) appraisal or valuation, (iv) actuarial, (v) internal audit, (vi) management or human resources, (vii) investment advice or investment banking, and (viii) legal and expert services unrelated to the audit. All fees paid to PwC by the Company as shown in the table that follows were approved by the Audit Committee pursuant to this policy.

Fees and Services of PricewaterhouseCoopers LLP

The following table presents fees for professional audit services rendered by PwC for the audit of the Company's consolidated financial statements and of management's assessment of the effectiveness of internal controls for the years ended January 31, 2007 and 2006, and for its reviews of the Company's unaudited condensed consolidated interim financial statements. This table also reflects fees billed for other services rendered by PwC.

	January 31, 2007	January 31, 2006
Audit Fees	$ 2,172,750	$ 1,882,900
Audit-related Fees[a]	73,750	73,700
Audit and Audit-related Fees	2,246,500	1,956,600
Tax Fees[b]	713,900	754,700
All Other Fees[c]	15,100	11,500
Total Fees	$ 2,975,500	$ 2,722,800

a) Audit-related fees consist principally of fees for audits of financial statements of certain employee benefit plans and other advisory services for the years ended January 31, 2007 and January 31, 2006.

b) Tax fees consist of fees for tax consultation and tax compliance services. These fees included tax filing and compliance fees of $265,600 for the year ended January 31, 2007 and $250,400 for the year ended January 31, 2006.

c) All other fees consist of costs for software used by the Finance Division and other advisory services.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The Board, In General

The Company is a Delaware corporation. Our principal subsidiary is Tiffany and Company, a New York corporation. In this Proxy Statement, Tiffany and Company will be referred to as simply "Tiffany."

The Board is currently comprised of nine members. The Board can also fill vacancies and newly created directorships, as well as amend the By-laws to provide for a greater or lesser number of directors.

Directors are required by our By-laws to be less than age 72 when elected or appointed unless the Board waives that provision with respect to an individual director whose continued service is deemed uniquely important to the Company. The Board has waived the age limit for William R. Chaney because of his service as the Company's chief executive officer from 1984 to 1999 and the valuable perspective that such service brings to the Board.

Under the Company's Corporate Governance Principles, directors may not serve on a total of more than six public company boards. Service on the Board is included in that total.

The Role of the Board in Corporate Governance

The Board plays several important roles in the governance of the Company, as set out in the Company's Corporate Governance Principles. The Corporate Governance Principles may be viewed on the Company's website www.tiffany.com (go to: About Tiffany/Shareholder Information). The responsibilities of the Board include:

- Management succession;
- Review and approval of the annual operating plan prepared by management;
- Monitoring of performance in comparison to the operating plan;
- Review and approval of the Company's five-year strategic plan prepared by management;
- Consideration of topics of relevance to the Company's ability to carry out its strategic plan;
- Review and approval of a delegation of authority by which management carries out the day-to-day operations of the Company and its subsidiaries;
- Review of the Company's investor relations program;
- Review of the Company's schedule of insurance coverage; and
- Review and approval of significant actions by the Company.

Executive Sessions of Non-management Directors/Presiding Non-management Director

Non-management directors meet regularly in executive session without management participation. This encourages open discussion. At those meetings, Charles K. Marquis, Chairman of the Nominating/Corporate Governance Committee, presides. In addition, at least once per year the independent directors meet separately in executive session.

Communication with Non-management Directors

Stockholders may send written communications to the entire Board or to any of the non-management directors by addressing their concerns to Mr. Marquis, Chairman of the Nominating/Corporate Governance Committee (presiding director), at the following address: Corporate Secretary (Legal Department), Tiffany & Co., 600 Madison Avenue, Eighth floor, New York, New York 10022. All communications will be compiled by the Corporate Secretary and submitted to the Board or an individual director, as appropriate, on a periodic basis.

Director Attendance at Annual Meeting

The Board schedules a regular meeting on the date of the Annual Meeting of Stockholders to facilitate attendance at the Annual Meeting by the directors. All nine directors attended the Annual Meeting held in May 2006.

Independent Directors Constitute a Majority of the Board

The Board has affirmatively determined that each of the following directors is "independent" under the listing standards of the New York Stock Exchange in that none of them has a material relationship with the Company (directly or as a partner, shareholder or officer of any organization that has a relationship with the Company): Rose Marie Bravo, Samuel L. Hayes III, Abby F. Kohnstamm, Charles K. Marquis, and J. Thomas Presby.

The Board also considered the other tests of independence set forth in the New York Stock Exchange Corporate Governance Rules and has determined that each of the above directors is independent as defined in such Rules. Dr. Costley, a nominee for director, has no material relationship with the Company, and, if elected, will be an independent director. In addition, the Board has affirmatively determined that J. Thomas Presby, Samuel L. Hayes III, and Charles K. Marquis meet the additional, heightened independence criteria applicable to audit committee members under New York Stock Exchange rules.

In determining that Ms. Kohnstamm is independent, the Board considered that IBM Corporation, of which she was an officer until January of 2006, and to which she now provides consulting services, sells data-processing and communication hardware, software and services to Tiffany and Tiffany sells business gifts to IBM. However, these sales constitute far less than one percent of the consolidated sales of each seller (IBM and Tiffany, respectively). The Board considered all relevant facts and circumstances including the amount of such sales in the context of the size of the businesses of the Company and IBM Corporation, the fact that Ms. Kohnstamm was not responsible at IBM Corporation for such sales in the course of her duties, and that such sales were long-standing business practices prior to the time Ms. Kohnstamm was recruited to the Board.

To our knowledge, none of the other independent directors has any direct or indirect relationship with the Company, other than as a director, and none of the independent directors serves as an executive officer of any charitable organization to which the Company or any of its affiliates have made any contributions within the preceding three years.

Meetings and Attendance during Fiscal 2006

The following chart shows the total number of meetings (including telephonic meetings) held by the Board and each of its committees during Fiscal 2006. All directors attended at least 94% of the aggregate number of meetings of the Board and those committees on which they served.

	Board	Audit	Compensation	Stock Option	Nominating/ Corporate Governance	Percent of Meetings Attended
Meetings Held	6	9	6	6	5	
Meetings Attended:						
Rose Marie Bravo	6	n/a	6	6	5	100%
William R. Chaney	6	n/a	n/a	n/a	n/a	100%
Samuel L. Hayes III	6	8	6	6	5	97%
Abby F. Kohnstamm	6	n/a	6	6	5	100%
Charles K. Marquis	6	7	6	6	5	94%
J. Thomas Presby	6	9	n/a	n/a	5	100%
William A. Shutzer	6	n/a	n/a	n/a	n/a	100%
Michael J. Kowalski	6	n/a	n/a	n/a	n/a	100%
James E. Quinn	6	n/a	n/a	n/a	n/a	100%

Committees of the Board

Committees Composed Entirely of Independent Directors

Audit	*Nominating/Corporate Governance*
J. Thomas Presby, Chair Samuel L. Hayes III Charles K. Marquis	Charles K. Marquis, Chair Rose Marie Bravo Samuel L. Hayes III Abby F. Kohnstamm J. Thomas Presby
Compensation	*Stock Option Subcommittee*
Samuel L. Hayes III, Chair Rose Marie Bravo Abby F. Kohnstamm Charles K. Marquis	Samuel L. Hayes III, Chair Rose Marie Bravo Abby F. Kohnstamm Charles K. Marquis

Nominating/Corporate Governance Committee

The primary function of the Nominating/Corporate Governance Committee is to assist the Board in matters of corporate governance. The Nominating/Corporate Governance Committee operates under the charter adopted by the Board. The charter may be viewed on the Company's website, www.Tiffany.com (go to: About Tiffany/Shareholder Information). Under its charter, the role of the Nominating/Corporate Governance Committee includes recommending to the Board:

- Policies on the composition of the Board,
- Criteria for the selection of nominees for election to the Board,
- Nominees to fill vacancies on the Board, and
- Nominees for election to the Board.

If you would like to submit the name of a candidate for the Nominating/Corporate Governance Committee to consider as a nominee of the Board for director, you may send your submission at any time to the Nominating/Corporate Governance Committee, c/o Mr. Patrick B. Dorsey, Corporate Secretary (Legal Department), Tiffany & Co., 600 Madison Avenue, New York, New York 10022. Candidates for director shall be selected on the basis of their business experience and expertise, with a view to supplementing the business experience and expertise of management and adding further substance and insight into board discussions and oversight of management. The Nominating/Corporate Governance Committee evaluates candidates recommended by stockholders in the same manner as it evaluates director candidates suggested by others. See our Corporate Governance Principles which are available on our website www.Tiffany.com (go to: About Tiffany/Shareholder Information).

Dividend Committee

The Dividend Committee declares regular quarterly dividends in accordance with the dividend policy established by the full Board. The Dividend Committee acts by unanimous written consent and did not meet in Fiscal 2006. Members of the Dividend Committee are: William R. Chaney, Chair; Michael J. Kowalski and James E. Quinn.

Compensation Committee

The primary function of the Compensation Committee is to assist the Board in compensation matters. The Compensation Committee operates under its charter which may be viewed on the Company's website, www.Tiffany.com (go to: About Tiffany/Shareholder Information). Under its charter, the Compensation Committee's responsibilities include:

- Approval of remuneration arrangements for executive officers, and
- Approval of compensation plans in which officers and employees of Tiffany are eligible to participate.

For additional information regarding the operation of the Compensation Committee, including the role of consultants and management in the process of determining the amount and form of executive compensation, see "Compensation Committee Process" beginning on page PS-26 of the "Compensation Discussion and Analysis," below. The Compensation Committee's report appears on page PS-28 below.

Compensation for the non-management members of the Board is set by the Board with advice from the Nominating/Corporate Governance Committee.

Stock Option Subcommittee

The Stock Option Subcommittee determines the grant of options, restricted stock units, cash incentive awards and other matters under our 2005 Employee Incentive Plan.

Compensation Committee Interlocks and Insider Participation

No director serving on the Compensation Committee or its Stock Option Subcommittee during any part of Fiscal 2006 was, at any time either during or before such fiscal year, an officer or employee of Tiffany & Co. or any of its subsidiaries. No interlocking relationship exists between the Board or Compensation Committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed during the last fiscal year.

Audit Committee

The Company's Audit Committee is an "audit committee" established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company's financial matters. The Audit Committee operates under a charter adopted by the Board; that charter may be viewed on the Company's website, www.Tiffany.com (go to: About Tiffany/Shareholder Information). Under its charter, the Audit Committee's responsibilities include:

- Retaining and terminating the Company's independent registered public accounting firm, reviewing the quality-control procedures and independence of such firm and evaluating their proposed audit scope, performance and fee arrangements;
- Approving in advance all audit and non-audit services to be rendered by the independent registered public accounting firm;
- Reviewing the adequacy of our system of internal financial controls;
- Establishing procedures for complaints regarding accounting, internal accounting controls or auditing matters; and
- Conducting a post-audit review of our financial statements and audit findings in advance of filing, and reviewing in advance proposed changes in our accounting principles.

The Board has determined that all members of the Audit Committee are financially literate, that at least one member of the Audit Committee meets the New York Stock Exchange standard of having accounting or related financial management expertise, and that Mr. Presby meets the SEC criteria of an "audit committee financial expert." Mr. Presby is a member of the National Association of Corporate Directors and chairs the audit committees of five public companies in addition to that of the Company. The Board has determined that Mr. Presby's simultaneous service on six audit committees will not impair his ability to effectively serve on the Company's Audit Committee. The report of the Audit Committee is on page PS-16.

Self-Evaluation

The independent directors who serve on the Board conduct an annual evaluation of the workings and efficiency of the Board and of each of the Board committees on which they serve and make recommendations for change, if required.

Resignation on Job Change or New Directorship

Under the Company's Corporate Governance Principles, a director must submit a letter of resignation to the Nominating/Corporate Governance Committee on a change in employment or significant change in job responsibilities and upon accepting or resolving to accept a directorship with another public company. The Committee may either accept or reject such resignation, but must act within 10 days after considering, in light of the circumstances, the continued appropriateness of the continued service of the director.

Business Conduct Policy and Code of Ethics

Since the 1980's, the Company has had a policy governing business conduct for all Company employees worldwide. The policy requires compliance with law and avoidance of conflicts of interest and sets standards for various activities to avoid the potential for abuse or the occasion for illegal or unethical activities. This policy covers, among other activities, the acceptance or giving of gifts from or to those seeking to do business with the Company, processing one's own transactions, political contributions and reporting dishonest activity. Each year, all employees are required to review the policy, report any violations or conflicts of interest and affirm their obligation to report future violations to management.

The Company has a toll free "hotline" to receive complaints from employees, vendors, stockholders and other interested parties concerning violations of the Company's policies or questionable accounting, internal controls or auditing matters. The toll free phone number is 877-806-7464. The hotline is operated by a third party service provider to assure the confidentiality and completeness of all information received. Users of this service may elect to remain anonymous.

We also have a Code of Business and Ethical Conduct for the directors, the Chief Executive Officer, the Chief Financial Officer and all other officers of the Company. The Code advocates, and requires those persons to adhere to, principles and responsibilities governing professional and ethical conduct. This Code supplements our business conduct policy. Waivers may only be made by the Board. A summary of our business conduct policy and a copy of the Code of Business and Ethical Conduct are posted on our website, www.Tiffany.com (go to: About Tiffany/Shareholder Information). We have also filed a copy of the Code with the SEC as an exhibit to our Annual Report on Form 10-K for the fiscal year ended January 31, 2007.

The Nominating/Corporate Governance Committee, Audit Committee and Compensation Committee charters as well as the Code of Ethics and the Corporate Governance Principles are available in print to any stockholder who requests them.

Limitation on Adoption of Poison Pill Plans

On January 19, 2006, the Board terminated the Company's stockholder rights plan (typically referred to as a "poison pill") and adopted the following policy:

> "This Board shall submit the adoption or extension of any poison pill to a stockholder vote before it acts to adopt such poison pill; provided, however, that this Board may act on its own to adopt a poison pill without first submitting such matter to a stockholder vote if, under the circumstance then existing, this Board in the exercise of its fiduciary responsibilities deems it to be in the best interests of the Company and its stockholders to adopt a poison pill without the delay in adoption that is attendant upon the time reasonably anticipated to seek a stockholder vote. If a poison pill is adopted without first submitting such matter to a stockholder vote, the poison pill must be submitted to a stockholder vote within one year after the effective date of the poison pill. Absent such submission to a stockholder vote, and favorable action thereupon, the poison pill will expire on the first anniversary of its effective date."

TRANSACTIONS WITH RELATED PERSONS

William A. Shutzer is a Senior Managing Director of Evercore Partners, a public company ("Evercore"). An affiliated company of Evercore was engaged by the Company in early Fiscal 2007 to provide financial advisory services in connection with two potential transactions. Mr. Shutzer is expected to provide services to the Company in the course of those engagements. Retainers of $100,000 have been paid to Evercore in respect of each potential transaction. If neither transaction occurs, the Company will not be required to compensate Evercore further, except in respect of out-of-pocket expenditures. The Company will be required to pay Evercore a success fee of $1.2 million if one transaction is completed and a fee in the range of $1.0 to 2.0 million if the other transaction is completed (the actual fee will be a function of the size of the transaction). The Company has no commitment, other than to Evercore, with respect to either transaction. Mr. Shutzer has no right to any percentage of the fees paid to Evercore, but he will benefit indirectly as a participant in Evercore's employee bonus pool and as a shareholder of Evercore. The amount of such participation cannot be estimated.

The Board has adopted policies and procedures for the review, approval or ratification of transactions with the Company (or any subsidiary) in which any director or executive officer, any nominee for election as a director, any immediate family member of such an officer, director or nominee or any five-percent holder of the Company's securities has a direct or indirect material interest. Such transactions are referred to the Nominating/Corporate Governance Committee for review. In determining whether to approve or ratify any transaction, the Committee applies the following standard after considering the facts and circumstances of the transaction: whether, in the business judgment of the Committee members, the interests of the Company appear likely to be served by such approval or ratification.

The transaction with Evercore described above was approved in advance by the Nominating/Corporate Governance Committee under the policy and procedures described above.

REPORT OF THE AUDIT COMMITTEE

Included in the Company's Annual Report to Stockholders are the consolidated balance sheets of the Company and its subsidiaries as of January 31, 2007 and 2006, and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings, and cash flows for each of the three years in the period ended January 31, 2007. These statements (the "Audited Financial Statements") are the subject of a report by the Company's independent auditors, PricewaterhouseCoopers LLP ("PwC"). The Audited Financial Statements are also included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

The Audit Committee reviewed and discussed the Audited Financial Statements with the Company's management and otherwise fulfilled the responsibilities set forth in its charter. The Audit Committee has also discussed with the Company's management and independent auditors their evaluations of the effectiveness of the Company's internal controls over financial reporting.

The Audit Committee has discussed with PwC the matters required to be discussed by Statement on Accounting Standards No. 61, as amended, "Communication with Audit Committees" and PCAOB Auditing Standard No. 2, "An Audit of Internal Control Over Financial Reporting Performed In Conjunction with an Audit of Financial Statements.

The Audit Committee received from PwC the written disclosure and letter required by Independence Standards Board Standard No. 1, ("Independence Discussion with Audit Committees"), and has discussed the independence of PwC with that firm. The Audit committee has considered whether the provision by PwC of the tax consultation, tax compliance and other non-audit-related services disclosed above under "RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – Fees and Services of PricewaterhouseCoopers LLP" is compatible with maintaining PwC's independence and has concluded that providing such services is compatible with that firm's independence from the Company and its management.

The Audit Committee is aware that the provision of non-audit services by an auditor may, in some circumstances, create the perception that independence has been compromised. Accordingly, the Audit Committee has instructed management and management have agreed to develop significant professional relationships with firms other than PwC so that, when needed, other qualified resources will be available and will be used as appropriate.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Company's Board that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2007.

Signed:

Samuel L. Hayes III
Charles K. Marquis
J. Thomas Presby, Chair

Members of the Audit Committee

EXECUTIVE OFFICERS OF THE COMPANY

The executive officers of the Company are:

Name	Age	Position	Year Joined Tiffany
Michael J. Kowalski	55	Chairman of the Board and Chief Executive Officer	1983
James E. Quinn	55	President	1986
Beth O. Canavan	52	Executive Vice President	1987
James N. Fernandez	51	Executive Vice President and Chief Financial Officer	1983
Jon M. King	50	Executive Vice President - Merchandising	1990
Victoria Berger-Gross	51	Senior Vice President - Human Resources	2001
Pamela H. Cloud	37	Senior Vice President - Merchandising	1994
Patrick B. Dorsey	56	Senior Vice President - General Counsel and Secretary	1985
Fernanda M. Kellogg	60	Senior Vice President - Public Relations	1984
Patrick F. McGuiness	41	Senior Vice President - Finance	1990
Caroline D. Naggiar	49	Senior Vice President - Marketing	1997
John S. Petterson	48	Senior Vice President - Operations	1988

Michael J. Kowalski. Mr. Kowalski assumed the role of Chairman of the Board in January 2003, following the retirement of William R. Chaney. He has served as the Registrant's Chief Executive Officer since February 1999 and on the Registrant's Board of Directors since January 1995. After joining Tiffany in 1983 as Director of Financial Planning, Mr. Kowalski held a variety of merchandising management positions and served as Executive Vice President from 1992 to 1996 with overall responsibility in the areas of merchandising, marketing, advertising, public relations and product design. He was elected President in 1997. Mr. Kowalski is a member of the Board of Directors of the Bank of New York. The Bank of New York is Tiffany's principal banking relationship, serving as Administrative Agent and a lender under Tiffany's credit agreement and as a trustee of Tiffany's Employee Pension Plan.

James E. Quinn. Mr. Quinn was appointed President effective January 31, 2003. He had served as Vice Chairman since 1998. After joining Tiffany in July 1986 as Vice President of branch sales for the Company's business-to-business sales operations, Mr. Quinn had various responsibilities for sales management and operations. He was promoted to Executive Vice President on March 19, 1992 and assumed responsibility for retail and business-to-business sales for the Americas in 1994. In January 1995, he became a member of Registrant's Board of Directors. He has responsibility for Tiffany & Co. sales outside the U.S. and Canada, worldwide real estate operations and Little Switzerland, Inc. Mr. Quinn is a member of the board of directors of BNY Hamilton Funds, Inc. and Mutual of America Capital Management, Inc. BNY Hamilton Funds, Inc. is affiliated with The Bank of New York. The Bank of New York is Tiffany's principal banking relationship, serving as Administrative Agent and a lender under Tiffany's credit agreement and as a trustee of Tiffany's Employee Pension Plan.

Beth O. Canavan. Mrs. Canavan joined Tiffany in May 1987 as Director of New Store Development. She later held the positions of Vice President, Retail Sales Development, Vice President and General Manager of the New York flagship store, and Eastern Regional Vice President. In 1997, she assumed the position of Senior Vice President for U.S. Retail. In January 2000, she was promoted to Executive Vice President responsible for retail sales activities in the U.S. and Canada and retail store expansion. In May 2001, Mrs. Canavan assumed additional responsibility for direct sales and business-to-business sales activities in the U.S. and Canada.

James N. Fernandez. Mr. Fernandez joined Tiffany in October 1983 and has held various positions in financial planning and management prior to his appointment as Senior Vice President–Chief Financial Officer in April 1989. In January 1998, he was promoted to Executive Vice President–Chief Financial Officer. He has responsibility for accounting, treasury, investor relations, information technology, financial planning, financial services, business development and diamond operations, and overall responsibility for distribution, manufacturing, customer service and security. Mr. Fernandez is a member of the Board of Directors of The Dun & Bradstreet Corporation.

Jon M. King. Mr. King joined Tiffany in 1990 as a jewelry buyer and has held various positions in the Merchandising Division, assuming responsibility for product development in 2002 as Group Vice President. In 2003, he assumed the position of Senior Vice President–Merchandising. In June 2006, he was promoted to Executive Vice President and, in addition to his Merchandising leadership role, assigned responsibility for Marketing and Public Relations.

Victoria Berger-Gross. Dr. Berger-Gross joined Tiffany in February 2001 as Senior Vice President–Human Resources. Prior to joining Tiffany, she served as Senior Vice President & Director of Human Resources at Lehman Brothers from May 1999, Senior Director–Human Resources at Bertelsmann A.G.'s BMG Entertainment from March 1997, and Vice President–Organizational Effectiveness at Personnel Decisions International from January 1991.

Pamela H. Cloud. Ms. Cloud joined Tiffany in 1994 as an Assistant Buyer and has since advanced through positions of increasing management responsibility within the Merchandising Division. In January 2007, she was promoted to Senior Vice President–Merchandising, responsible for all aspects of product planning and inventory management.

Patrick B. Dorsey. Mr. Dorsey joined Tiffany in July 1985 as General Counsel and Secretary.

Fernanda M. Kellogg. Ms. Kellogg joined Tiffany in October 1984 as Director of Retail Marketing. She assumed her current responsibilities as head of public relations in January 1990.

Patrick F. McGuiness. Mr. McGuiness joined Tiffany in 1990 as an Analyst in Accounting & Reporting and has held a variety of management positions within the Finance Division, most recently as Group Vice President–Finance, and in Merchandising from 2000 to 2002 as Vice President–Merchandising Process Improvement. In January 2007, he was promoted to Senior Vice President–Finance, responsible for Tiffany's worldwide financial functions.

Caroline D. Naggiar. Ms. Naggiar joined Tiffany in June 1997 as Vice President–Marketing Communications. She assumed her current responsibilities as head of advertising and marketing in February 1998.

John S. Petterson. Mr. Petterson joined Tiffany in 1988 as a management associate. He was promoted to Senior Vice President–Corporate Sales in May 1995 and, in February 2000, his responsibilities were expanded to include Direct Mail and the E-Commerce business. In May 2001, Mr. Petterson assumed the new role of Senior Vice President–Operations, with responsibility for worldwide distribution, customer service and security activities. His responsibilities were expanded in February 2003 to include manufacturing operations.

COMPENSATION OF THE CEO AND OTHER EXECUTIVE OFFICERS

Contents

Compensation Discussion and Analysis

Short- and Long-term Planning for Sustainable Earnings Growth

The executive officers are expected to develop a strategic business plan that offers an appropriate level of sustainable earnings growth. They are responsible to execute the strategic plan by developing and executing financial plans that incorporate challenging goals for each fiscal year.

In the short-term, management must continue to build and open new stores, develop and manufacture new products, improve profit margins, control expenses and manage the Company's balance sheet in an efficient and productive manner. However, the Company can achieve sustainable growth only if the TIFFANY & CO. brand and image continues to be associated, in the minds of consumers, with product exclusivity and quality, and the highest level of customer service and store design. Maintenance of that continuity is "brand stewardship."

The Compensation Committee (the "Committee") recognizes that tradeoffs between short-term objectives and brand stewardship are often difficult. For example, variations in product mix can positively affect gross margins while negatively affecting brand image, and increased staffing can positively affect customer service while negatively affecting earnings. Each year, the executive officers revise the Company's strategic plan by looking out over a four-year horizon and weighing the effects of their strategic plan on brand value. At the same time, a plan for the coming fiscal year is developed. It is through this planning process that expectations for quarterly and annual earnings growth are brought into balance with concerns for brand stewardship and sustainable earnings growth.

The Company's success in achieving its financial goals – both short- and long-term – will be influenced by the performance of management in developing and executing the strategic plan and each fiscal year's financial plan and by highly variable external factors.

Objectives of the Executive Compensation Program

The Committee is keenly aware of the necessary dynamic between short-term and strategic planning and has structured the Company's executive compensation program accordingly. These are the objectives of the compensation program:

- to attract, motivate and retain the management talent necessary to develop and execute both short-term and strategic plans;
- to reward achievement of both short-term and long-term financial goals; and
- to link management's interests with those of the stockholders.

Base Salary

The Company pays competitive salaries to attract and retain its executives, but does not use salary increases as the primary means of recognizing their talent and performance. While the Committee believes that an annual salary is a necessary component of any competitive compensation program, salaries are paid to the Company's executives as one component of the total program, which includes the short- and long-term incentives, retirement, life and long-term disability insurance benefits discussed below.

Short-term Incentives

The Committee uses short-term incentives to motivate executive officers to achieve the annual profit plan.

The Committee provides annual incentive awards to the chief executive officer, the president, the chief financial officer and the executive vice president (U.S. retail). Annual incentive awards are formula-driven, with payments based solely on the degree of achievement of the annual profit plan. (For a description of the Incentive Awards see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Non-Equity Incentive Plan Awards.)

The Committee awards annual bonuses to the other executive officers. Unlike the case with annual incentive awards, the Committee retains discretion with respect to bonuses, but tends to align them with the annual incentive awards.

Strategic Incentives

The Committee uses long-term incentives to promote the retention of executive officers and motivate them to achieve sustainable earnings growth.

The Committee considers equity-based awards to be appropriate because, over the long term, the Company's stock price should be a good indicator of management's success in achieving sustainable earnings growth.

The Committee awards both performance-based restricted stock units and stock options because each form of award complements the other in helping the Company retain and motivate its executive officers.

In its decision to use both forms of award, the Committee took into account the difficulty of setting appropriate strategic performance goals. This difficulty arises due to the significant degree of influence that non-controllable and highly variable external factors have upon the Company's performance and the fact that the market does not always respond immediately to earnings growth. Performance-based restricted stock units have the advantage of rewarding executives for meeting earnings and return-on-assets goals – even if the achievement of those goals is not reflected in the share price. Stock options, on the other hand, do not reward executives in a declining market. However they do provide gains commensurate with those of shareholders, whether or not the goals have been met.

In order to provide balance to the Company's long-term incentives, the Committee has determined that the ratio of the estimated value of performance-based restricted stock units to the estimated value of stock options awards should be as nearly 50/50 as practicable. These values were determined for purposes of achieving this ratio as follows: for options, on the basis of Black-Scholes model; for stock units, on the assumption that units would vest at target and using the per share market value immediately prior to the grant date.

Complete vesting of performance-based restricted stock units is dependent upon achievement of both a cumulative earnings per share ("EPS") goal and a cumulative return on assets ("ROA") goal over the three-year performance period following the grant. (For a description of the performance-based restricted stock units see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Equity Incentive Plan Awards – Performance-Based Restricted Stock Units.)

- Like most companies, the Company's stock price over the long term is primarily driven by growth in EPS. EPS performance is the primary determiner of vesting and no shares will vest unless a threshold level of EPS performance is achieved.
- The Company's ROA is also likely to significantly affect its stock price over the long term. This is due, in part, to the significance of inventory and store fitting-out expenses in its business. Thus the Committee uses ROA as a supplemental indicator of management's success in achieving sustainable earnings growth.
- At any given level of achievement of the cumulative three-year EPS goal, an additional number of performance-based restricted stock units, equal to 15% of the number that would otherwise vest, will vest if the ROA goal is also met over the same three-year period.
- If the ROA goal is not met, the number that would otherwise have vested is reduced by 15%.

The Committee grants stock options in order to clarify the link between the interests of the executive officers and those of the Company's stockholders in long-term growth in share value and to support the brand stewardship over the long term. (For a description of the options see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Options.)

Retirement Benefits

Retirement benefits are offered to executive officers because the Committee seeks to retain them over the course of their career, especially in their later years when they have gained experience and become more valuable to the Company and to its competitors. (For a description of the retirement benefits see PENSION BENEFITS – Features of the Retirement Plans.) All retirement benefits are independent of corporate performance factors.

Executives participate in three retirement plans: they participate in the same tax-qualified pension plan available to all full-time U.S. employees hired before January 1, 2006 and also receive incremental benefits under the Excess Plan and the Supplemental Plan.

The Excess Plan credits salary and bonus in excess of amounts that the Internal Revenue Service (IRS) allows the tax-qualified pension plan to credit in computing benefits, although benefits under both of these plans are computed under the same formula. The Committee considers it fair and consistent with the employee retention purpose of the tax-qualified pension plan to maintain for executives the relationship established for lower compensated employees between annual cash compensation and pension benefits.

The Supplemental Plan serves as a stay-incentive for experienced executives by increasing the percentage of average final compensation provided as a benefit as an executive's years-of-service pass specified milestones.

Life Insurance Benefits

IRS limitations render the life insurance benefits that the Company provides to all full-time U.S. employees in multiples of their annual salaries largely unavailable to the Company's executive officers. In years past, the Company maintained the relationship established for lower-compensated employees between annual salaries and life insurance benefits through "split dollar" life insurance arrangements with executive officers. Split dollar arrangements were an income tax-favored means of providing death benefits in excess of the IRS limitations, but such arrangements became untenable as the result of IRS rule changes and the Sarbanes-Oxley Act.

After considering alternatives to the split dollar arrangements, the Committee arranged for the Company to pay life insurance premiums as taxable compensation to the executives and to pay additional amounts necessary in order to prevent the executive officers from being subjected to increased income taxes as a result of this change in the executive life insurance program. The Committee believes that it continues to be desirable to provide this benefit to the Company's executive officers.

Disability Insurance Benefits

Executive officers are provided with special disability benefits because their salaries are inconsistent with the income replacement limits of the Company's standard disability insurance policies. Thus, these special disability benefits maintain the relationship established for lower compensated employees between annual cash compensation and disability benefits.

Competitive Compensation Analysis

In setting or maintaining base salaries and making incentive awards, the Committee refers to competitive compensation (market) data, and believes that they provide useful information. However, the Committee does not consider such data sufficient to evaluate appropriate compensation fully for any individual executive officer. Accordingly, the Committee does not rely exclusively on compensation surveys or publicly available compensation information. Rather, the Committee also considers: the comparability of compensation as between executive officers of comparable experience and responsibility; job comparability with market positions; the recommendations of the chief executive officer; and the Committee's own business judgment as to an individual's maturity, experience and tenure, capacity for growth, demonstrated success and desirability to the Company's competitors.

To assess the competitiveness of the compensation offered to the Company's executive officers, the Committee reviewed a comparability analysis prepared in November 2006 by Towers Perrin, a nationally recognized compensation consulting firm.

- The following elements of compensation were reviewed for each executive officer:
    - base salary;
    - target annual incentive as a percentage of salary;
    - target total cash compensation;
    - actual total cash compensation;
    - expected value of long-term incentives as a percentage of salary;
    - target total direct compensation;
    - actual total direct compensation; and
    - pay mix.

- The analysis included data concerning compensation for senior positions provided by:
  - a survey of 13 companies in the specialty retail industry with median revenues of $2.1 billion;
  - a survey of 16 companies in the retail industry with median revenues of $3.1 billion, including all the companies in the Peer Group referred to under "PERFORMANCE OF COMPANY STOCK" other than Movado Group Inc.;
  - a general survey of 49 companies in the retail/wholesale industry; and
  - a survey of 825 companies in general industry.

To fully understand market compensation levels for comparable executive positions, the analysis includes data for both retail and general industry companies, with greater emphasis on the former. Both management and the Committee review the peer companies annually to confirm continued relevancy.

The Committee believes that a competitive market for the services of retail executives exists, even among firms that are not peers of the Company or that operate in a different line of business.

After reviewing the comparability analysis the Committee determined, as of November 2006:

- that the chief executive officer is being compensated at the 50th percentile in terms of salary, target total cash compensation (base salary plus target annual incentive) and target total direct compensation (total target cash compensation plus expected value of long-term incentives);
- that the other named executive officers are generally compensated above market median levels on all four indices; and
- that no increase in executive compensation was required for Fiscal 2007.

Relative Values of Key Compensation Components

The Committee believes that the portion of an executive officer's compensation that is "at risk" (subject to adjustment for corporate performance factors) should vary proportionately to the amount of responsibility the executive officer bears for the Company's success.

The Committee set targets and maximums for short-term incentives for each of the named executive officers as follows:

Executive	Target Incentive as a Percent of Base Salary	Maximum Incentive as a Percent of Base Salary
Michael J. Kowalski	95%	190%
James E. Quinn	70%	140%
Beth O. Canavan	65%	130%
James N. Fernandez	65%	130%
Jon M. King[1]	65%	130%

The Committee also determined that a minimum of 50% of the total compensation opportunity of the chief executive officer and 40% of the total compensation opportunity of the other executive officers

---

[1] In the case of Jon M. King, the Committee awards discretionary bonuses, rather than the formula-based annual incentive awards such that are awarded to the other four named executive officers, but tends to align the bonuses with the annual incentive awards. Of the five most-highly compensated executive officers, Mr. King is the most recently promoted to the executive officer group.

should be comprised of long-term incentives. The Committee awarded long-term incentives with an estimated value for each of the named executive officers as follows:

Executive	Long-term Incentive Value as a Percent of Salary
Michael J. Kowalski	300 %
James E. Quinn	250 %
Beth O. Canavan	200 %
James N. Fernandez	225 %
Jon M. King	200 %

The estimated value of the long-term incentives was split evenly between the estimated value of performance-based restricted stock units and the estimated value of stock options.

Equity Ownership by Executive Officers and Directors

In July 2006, the Committee proposed and the board of directors adopted a share ownership policy for executive officers to better align management's interests with those of stockholders over the long-term. This policy was amended in March 2007 to include directors who are not executive officers.

Under this policy, executive officers and non-executive directors are required to own shares of the Company's common stock having a total market value equal to the following multiples of their base salaries (minimum annual retainer in the case of directors):

Position/Level	Market Value of Company Stock Holdings as a Multiple of Base Salary (Minimum Annual Retainer in the case of Non-Executive Directors)
Chief Executive Officer	Five Times
Non-Executive Directors	Five Times
President	Four Times
Executive Vice President	Three Times
Senior Vice President	Two Times

Under the share ownership policy, so long as 25% of the required market value consists of shares of the Company's common stock owned by an executive officer or director, 50% of the positive current value of his or her vested (exercisable) stock options may also be counted towards compliance. For this purpose, the current value of a vested option is calculated as follows: current market value of the number of shares covered by the option less the total option exercise price.

Prior to satisfying this stock ownership requirement, an executive officer or director may not sell any shares except to:

- satisfy required withholding for income taxes due upon exercise of stock options or vesting of performance-based restricted stock units;
- pay the exercise price upon exercise of stock options; and
- dispose of no more than 50% of the remaining shares issued upon exercise of stock options or vesting of performance-based restricted share units (after paying the exercise price and tax withholding).

Executive officers and directors have until July 2011 to satisfy the stock ownership requirement. At the end of fiscal year 2006, the chief executive officer and three of the other 11 executive officers had fully satisfied their stock ownership requirements. Progress toward compliance will be reviewed by the Committee each July.

By a separate policy, the board of directors has directed executive officers not to engage in transactions of a speculative nature in Company securities, such as the purchase of calls or puts, selling short or speculative transactions as to any rights, options, warrants or convertible securities related to Company securities. This policy does not affect the right to exercise or hold a stock option issued to the executive by the Company.

Dual Trigger Retention Benefits

The Committee believes that it will be important that the team of executive officers remain in place, free of distractions that might arise out of concern for personal financial and job security during any times of possible or actual transition of corporate control. For that reason, the Company has entered into retention agreements with each of the executive officers that provide financial incentives for them to remain in place during any such times. (For a description of the retention agreements see POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL – *Retention Agreements*.)

The Committee believes that the retention agreements serve the best interests of the Company's stockholders because such agreements:

- will increase the value of the Company to a potential acquirer that requires delivery of an intact management team;
- will help to keep management in place and focused should any situation arise in which a change of control looms but is not welcome or agreement has not yet been reached;
- are a prudent defense to the possibility that one or more senior executive officers might retire or take a competing job offer during a time of transition; and
- are not overly generous.

The Committee also believes that the retention agreements contain a definition of "change in control" that is reasonable and appropriate to keeping the management team in place during a time of transition. The Company has not had a single controlling stockholder for many years, and executive officers would be likely to consider acquisition of a controlling interest as described in the retention agreements to be a prelude to a significant change in corporate policies and an incentive to leave.

The Committee also believes that it is reasonable and appropriate for the retention agreements to include excise tax "gross-up provisions," despite the high potential cost of gross-up payments, for the following reasons:

- the excise tax imposes discriminatory results between executives with varying compensation and stock option exercise histories;
- the gross-up provisions assure that the financial incentives provided by the retention agreements will have the desired effect upon each individual executive officer without such discriminatory results; and
- given the size of the Company's business and its assets, the cost of the retention payments, including the gross-up payments, is unlikely to impede an acquisition offer from an acquirer with the necessary wherewithal to accomplish it.

The retention agreements are "dual-trigger" arrangements in that they provide no benefits unless two events occur: (i) a change in control followed by (ii) a loss of employment.

The Company is not party to any other agreement with any executive officer that provides for severance benefits on termination of employment; does not maintain any severance payment policy for executive officers; and has the right to terminate the employment of any executive for any reason or no reason.

Other Change in Control Provisions

The Company's stock option and performance-based restricted stock unit award agreements provide for accelerated vesting of options and restricted stock units upon a change in control.

The Committee believes:

- that each executive should control the disposition of his or her equity interest in the Company, and receive the full value of such interest, should a change of control situation ever arise; and
- that the independent directors are fully capable of weighing the merits of any proposed transaction and reaching a proper conclusion in the interests of the stockholders, even in the face of management's advocacy of a transaction that would provide change in control payments to the executive officers.

Termination for Cause and Violation of Non-compete Covenants

Stock options granted under the 2005 Employee Incentive Plan may not be exercised after a termination for cause. Performance-based restricted stock units will not vest if termination for cause occurs before the conclusion of the three-year performance period.

All executive officers have signed non-competition covenants that have a two-year post-employment term. For those who are age 60 or older at termination of employment or who attain age 60 within six months of termination, the term ends six months after termination. For all executive officers, the term ends in six months after termination if a change in control (as defined in the retention agreements) has occurred prior to termination of employment or during the six-month period. For all executive officers, once the six-month minimum period has passed, a change of control will result in an early end to the term.

Violation of the non-compete covenants will result in:

- loss of benefits under the Excess Plan and the Supplemental Plan;
- loss of all rights under stock options and performance-based restricted stock units; and
- mandatory repayment of all proceeds from stock options exercised or restricted stock units vested during a period beginning six months before termination and throughout the duration of the non-competition covenant.

Compensation Committee Process

The Committee typically reviews the comparability analysis (referred to above under *Competitive Compensation Analysis*) at its November meeting. Because Towers Perrin, the compensation consulting firm that prepares the comparability analysis also consults with management on compensation to be paid to non-executive employees, the Committee retains and consults with a separate independent compensation consultant (one who has no relationship with management) concerning the comparability analysis and the Committee's processes for review and decision-making. That compensation consultant is Independent Compensation Committee Advisor, LLC.

The decision to retain Towers Perrin to assist the Committee was made by the Committee Chair. Management recommended Towers Perrin and has assisted in arranging meetings between Towers Perrin and the Committee. Management has also consulted with Towers Perrin on the selection of peer companies for comparison, but Towers Perrin has maintained its own judgment in that regard.

Tally sheets for each executive officer are reviewed in July, November and January. These sheets include historical data concerning:

- salary and annual incentive award or bonus grants in prior years;
- potential threshold, target and maximum returns on unvested performance-based restricted stock unit awards and unrealized potential gains from outstanding stock options holdings, both under current conditions and under various hypothetical stock price and termination or change-in-control scenarios;
- realized gains on stock options previously exercised;
- shareholdings and progress towards compliance with stock ownership requirements;
- retirement and life insurance benefits and perquisites;
- total cash compensation (salary plus annual incentive award or bonus grant, based on potential threshold, target and maximum annual incentive or bonus awards for the current year); and
- estimated value of salary, annual incentive or bonus, unvested restricted stock unit and stock option, and retirement and health benefits upon a hypothetical change in control scenario.

The Committee meets with the chief executive officer regularly and solicits his recommendations with respect to the compensation of the executive officers. In this context, his views as to the performance of the individual officers are provided to the Committee. Individual performance has not factored significantly in terms of incentive pay, although the Committee reserves discretion in that regard with respect to bonuses paid to those executive officers who are not party to annual incentive award agreements.

In January, the Committee reviews a forecast of fiscal year financial results with the chief financial officer and calculates the tentative payouts for short- and long-term incentives on that basis. Revised calculations and adjustments are prepared at the March meeting, when fiscal year financial results are nearly final and ready for public release, and when the annual profit plan and the strategic plan are presented for approval by the board of directors. After the public release of the financial results, the final calculation is made and the Committee authorizes management to make payment on prior year annual incentive awards and performance-based restricted stock unit awards for which the three-year performance period ended in the prior year and to enter into agreements with respect to current year annual incentive awards.

The Committee has limited discretion under the 2005 Employee Incentive Plan to adjust incentive awards for certain events, unanticipated at the time that incentive award targets were set, that affect earnings. For example, in Fiscal 2004 the Committee used this discretion to eliminate the positive effect on earnings arising from a substantial gain on the sale of an investment. The Committee has also used this discretion to adjust awards upwards for extraordinary events, such as asset write-downs.

The Committee awards stock options to executive officers at the January meeting or when individual promotions are recognized. The Committee has never authorized management to make awards of stock options. In most years, the award of options is made on the January meeting date and the price is calculated at market value on that date. On a few occasions, the Committee has been unable to complete its deliberations on the meeting date, and has deferred its decision to later in the month, acted through unanimous written consent and priced the option at market on the consent date. Since 2005, awards of performance-based restricted stock units have also been made at the January meeting with reference to a preliminary draft of the Company's strategic plan, although the EPS and return on assets goals for threshold, target and maximum pay out are finalized at the March meeting when the strategic plan is adopted.

Limitation under Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally denies a federal income tax deduction to the Company for compensation in excess of $1 million per year paid to any of the named executive officers. This denial of deduction is subject to an exception for "performance-based compensation" such as the performance-based restricted stock units, stock options and annual incentive awards discussed above. Although the Committee has designed the executive compensation program with tax considerations in mind, the Committee does not believe that it would be in the best interests of the Company to adopt a policy that would preclude compensation arrangements subject to deduction limitations.

REPORT OF THE COMPENSATION COMMITTEE

We have reviewed and discussed with the management of Tiffany & Co. the Compensation Discussion and Analysis section of this Proxy Statement. Based on our review and discussions, we recommend to the Board of Directors, to the chief executive officer and to the chief financial officer that the Compensation Discussion and Analysis be included in this Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended January 31, 2007.

Compensation Committee and its Stock Option Subcommittee:

Samuel L. Hayes, III, Chair
Rose Marie Bravo
Abby F. Kohnstamm
Charles K. Marquis

March 15, 2007

SUMMARY COMPENSATION TABLE
Fiscal 2006

Name and Principal Position	Year	Salary ($) (a)	Bonus ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compen-sation ($) (e)	Change in Pension Value and Nonquali-fied Deferred Compensa-tion Earnings ($) (f)	All Other Compen-sation ($)	Total ($)
Michael J. Kowalski *Chairman and CEO*	2006	$ 972,382	—	$ 1,699,300	$ 1,869,000	$ 1,123,541	$ 1,219,355	$ 153,367 (g)	$7,036,945
James E. Quinn *President*	2006	$ 738,013	—	$ 1,058,611	$ 1,211,307	$ 628,334	$ 1,452,588	$ 119,235 (h)	$5,208,088
Beth O. Canavan *Executive Vice President*	2006	$ 526,275	—	$ 587,714	$ 656,997	$ 417,878	$ 249,113	$ 91,659 (i)	$2,529,636
James N. Fernandez *Executive Vice President and CFO*	2006	$ 655,543	—	$ 821,349	$ 946,829	$ 520,377	$ 448,086	$ 118,495 (j)	$3,510,679
Jon M. King *Executive Vice President*	2006	$ 483,698	$ 394,225	$ 446,083	$ 449,315	—	$ 223,538	$ 87,120 (k)	$2,083,979

Notes to Summary Compensation Table:

(a) Salary amounts include amounts deferred at the election of the executive under the Tiffany and Company Executive Deferral Plan (the "Deferral Plan") and under the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan (the "401(k)"). Amounts deferred to the Deferral Plan are also shown in the Nonqualified Deferred Compensation Table.

(b) Bonus amounts include amounts deferred at the election of the executive under the Deferral Plan and under the 401(k). Bonus amounts are earned in the fiscal year ended January 31, and paid in April.

(c) Amounts shown represent the dollar amount of compensation cost recognized in Fiscal 2006 for performance-based restricted stock unit awards for Fiscal 2006 and previous fiscal years in accordance with SFAS No. 123R. In valuing such awards, the Company made certain assumptions. For a discussion of those assumptions, please refer to Part II of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2007. See Note O. "STOCK COMPENSATION PLANS", in Notes to Consolidated Financial Statements, under Item 8. Financial Statements and Supplementary Data.

(d) Amounts shown represent the dollar amount of compensation cost recognized in Fiscal 2006 for stock options granted for Fiscal 2006 and previous fiscal years in accordance with SFAS No. 123R. In valuing option awards, the Company made certain assumptions. For a discussion of those assumptions, please refer to note (c) above.

(e) This column reflects cash annual incentive awards under the 2005 Employee Incentive Plan. These awards are earned in the fiscal year ended January 31 and are paid on the basis of achieved Performance Goals after the release of the Company's financial statements for the fiscal year. This column includes amounts deferred at the election of the executive under the Deferral Plan. Amounts so deferred are also shown in the Nonqualified Deferred Compensation Table.

(f) This column represents the aggregate change, over Fiscal 2006, in the actuarial present value of the executive's accumulated benefit under all defined benefit and actuarial plans. This column does not include earnings under the Deferral Plan because the Deferral Plan does not pay above-market or preferential earnings on compensation that is deferred.

(g) Mr. Kowalski's Fiscal 2006 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($66,542); tax gross-up paid on the life insurance premium ($54,073); disability insurance premium ($16,627); 401(k) matching contribution ($7,500); medical exam ($2,375); and tax accounting fees ($6,250).

(h) Mr. Quinn's Fiscal 2006 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($47,325); tax gross-up paid on the life insurance premium ($37,258); disability insurance premium ($17,386); 401(k) matching contribution ($7,500); medical exam ($2,375); tax accounting fees ($3,815); health club membership ($3,576).

(i) Mrs. Canavan's Fiscal 2006 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($35,484); tax gross-up paid on the life insurance premium ($29,017); disability insurance premium ($16,579); 401(k) matching contribution ($7,500); medical exam ($2,375); and health club membership ($704).

(j) Mr. Fernandez's Fiscal 2006 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($52,029); tax gross-up paid on the life insurance premium ($41,322); disability insurance premium ($13,829); 401(k) matching contribution ($7,500); and tax accounting fees ($3,815).

(k) Mr. King's Fiscal 2006 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($35,285); tax gross-up paid on the life insurance premium ($26,013); disability insurance premium ($13,010); 401(k) matching contribution ($7,500); medical exam ($2,625); and health club membership ($2,687).

GRANTS OF PLAN-BASED AWARDS
Fiscal 2006
2005 Employee Incentive Plan

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Under-lying Options (#)	Exercise or Base Price of Option Awards ($/Sh) (d)	Grant Date Fair Value of Equity Awards (e) (f)
			Threshold ($)	Target ($)	Maximum ($)	Threshold Number of Shares (a)	Target Number of Shares (b)	Maximum Number of Shares (c)			
Michael J. Kowalski	Annual Incentive Award		$ 0	$ 926,250	$ 1,852,000						
	Performance-Based RSU	1/18/07				18,870	42,550	74,000			$ 1,708,383
	Stock Option	1/18/07							77,000	$ 40.15	$ 1,452,466
James E. Quinn	Annual Incentive Award		$ 0	$ 518,000	$ 1,036,000						
	Performance-Based RSU	1/18/07				11,858	26,738	46,500			$ 1,073,531
	Stock Option	1/18/07							49,000	$ 40.15	$ 924,297
Beth O. Canavan	Annual Incentive Award		$ 0	$ 344,000	$ 689,000						
	Performance-Based RSU	1/18/07				6,758	15,238	26,500			$ 611,806
	Stock Option	1/18/07							28,000	$ 40.15	$ 528,170
James N. Fernandez	Annual Incentive Award		$ 0	$ 429,000	$ 858,000						
	Performance-Based RSU	1/18/07				9,563	21,563	37,500			$ 865,754
	Stock Option	1/18/07							39,000	$ 40.15	$ 735,665
Jon M. King	Performance-Based RSU	1/18/07				6,375	14,375	25,000			$ 577,156
	Stock Option	6/7/06							10,000	$ 33.785	$ 145,107
	Stock Option	1/18/07							26,000	$ 40.15	$ 490,443

Notes to Grants of Plan-Based Awards Table

(a) Assumes that the EPS minimum is met and the ROA goal is not met (see discussion below).

(b) Assumes that the EPS target is met and the ROA goal is met.
(c) Assumes that the EPS maximum is met and the ROA goal is met.
(d) The exercise price of all options was equal to or greater than the closing price of the underlying shares on the New York Stock Exchange on the grant date. The Committee adopted the following pricing convention on January 18, 2007: the higher of (i) the simple arithmetic mean of the high and low sales price of such stock on the New York Stock Exchange on the grant date or (ii) the closing price on such Exchange on the grant date. Options granted before that date were priced at the simple arithmetic mean of the high and low sales price of such stock on the New York Stock Exchange on the grant date.
(e) The grant date fair value of each option award was computed in accordance with SFAS NO. 123R.
(f) The grant date fair value of each performance-based award was computed assuming target payout and in accordance with SFAS NO. 123R. For additional information regarding performance-based compensation, see the table titled "OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END" beginning on page PS-36.

EQUITY COMPENSATION PLAN INFORMATION
(AS OF FISCAL YEAR END)

	Column A	Column B	Column C
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by security holders	11,153,201[a]	$ 30.26	7,938,073[b]
Equity compensation plans not approved by security holders	0	0	0
Total	11,153,201[a]	$ 30.26	7,938,073[b]

(a) Shares indicated do not include 2,211,517 shares issuable under awards of stock units already made. See Note (b) below.
(b) Shares indicated are the aggregate of those available for grant under the Company's 2005 Employee Incentive Plan (the "Employee Plan") and the Company's 1998 Directors Option Plan (the "Directors Plan"). All plans provide for the issuance of options and stock awards. However, under the 2005 Employee Plan the maximum number of shares that may be issued, 11,000,000, is subject to reduction by 1.58 shares for each share that is delivered on vesting of a stock award. See Note (a) above. Column C reflects this reduction assuming that all shares granted as stock awards will vest. Under the Directors Plan all shares of the 477,500 remaining for issuance could be issued as stock awards.

DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS

Non-Equity Incentive Plan Awards

Each of the named executive officers other than Mr. King was paid a cash (non-equity) annual incentive award for Fiscal 2006 and may be paid such an award for Fiscal 2007. Mr. King was paid a cash bonus for Fiscal 2006 and may be paid a cash bonus for Fiscal 2007.

Non-equity annual incentive awards are established to pay out if the Company increases year-to-year earnings, with payouts at target levels if the Company meets its fiscal year net earnings objectives. These objectives are established by the Compensation Committee at the start of the fiscal year. The objectives are set with reference to earnings in the prior fiscal year, adjusted for certain items that will not be repeated in the course of business (such as income or expense attributable to divestitures or special tax incentives) or expenses relating to capital initiatives (such as the income statement effect of incremental borrowings needed to fund stock repurchases authorized by the Board in excess of annual plan amounts).

- For fiscal year 2006, earnings were required to exceed reference earnings:
  - in order for any annual incentive awards to pay out;
  - by 12.3% in order to pay out at target; and
  - by 16.3% in order to pay out at maximum.

- For fiscal year 2007, earnings must exceed reference earnings:
  - in order for any annual incentive awards to pay out;
  - by 12% in order to pay out at target; and
  - by 16% in order to pay out at maximum.

- In Fiscal 2006, the Company exceeded its net earnings objectives and annual incentive awards and bonuses were paid out at 121.3 % of the target amount.
- In Fiscal 2005, the Company exceeded its net earnings objectives and annual incentive awards and bonuses were paid out at 200% of target.
- In Fiscal 2004, the Company exceeded its net earning objectives, but the Committee acted pursuant to its authority under the 2005 Employee Incentive Plan to eliminate from consideration earnings attributable to the sale of an investment in a diamond mining company because of the nature of the event. For that reason no annual incentive awards or bonuses were paid out to executive officers.

Annual incentive awards differ from bonuses as follows:

- Annual incentive awards are paid under the terms of the 2005 Employee Incentive Plan and will be paid only if the Company meets objective performance goals. This promise is set out in written agreements.
- Bonuses are not subject to written agreements. The Compensation Committee has the discretion to increase, decrease or withhold such bonuses. It has been the Committee's practice to pay bonuses on the basis of the same performance goals as annual incentive awards.
- Annual incentive awards are designed so that the amounts paid out will be deductible to the Company. Annual incentive awards, if properly designed, do not count against the one million dollar limitation under Section 162(m) of the Internal Revenue Code. Each of the named executive officers is subject to that limitation.

- If a bonus is paid to an executive officer, and the total annual cash compensation paid to that executive in the year of bonus was to exceed the one million dollar limitation, the excess would not be deductible to the Company for federal income tax purposes.

Equity Incentive Plan Awards – Performance-Based Restricted Stock Units

In January 2005, the Compensation Committee first awarded equity incentive awards – Performance-Based Restricted Stock Units ("Units") – to the executive officers. Units were subsequently granted in January of 2006 and 2007. The 2007 award is reflected in the GRANTS OF PLAN-BASED AWARDS table under the column headed "Estimated Future Payouts Under Equity Incentive Plan Awards."

Units are granted under the 2005 Employee Incentive Plan on the following terms:

- Units will be exchanged on a one-to-one basis for shares of the Company's common stock when and if the Units vest;
- Vesting is determined at the end of a three-year performance period;
- No Units will vest if the executive voluntarily resigns, retires or is terminated for cause during the three-year performance period, although partial vesting is provided for in cases of termination for death or disability;
- No Units will vest (other than for reasons of death, disability or on a change in control as defined in the Retention Agreements) if the Company fails to meet a three-year cumulative EPS performance threshold set by the Compensation Committee at the time the Units are granted;
- Units will tentatively vest based on the following EPS performance hurdles:
    - 30% at threshold;
    - 50% at target; and
    - 87.5% at maximum;
- EPS performance above threshold and below target or above target and below maximum are prorated. No Units will vest if threshold earnings performance is not achieved. After tentative vesting has been determined, a ROA test will be applied. If met, the tentatively vested number of Units will be increased by 15% (but not to over 100%); if not met, the tentatively vested number of Units will be reduced by 15%;
- 100% vesting will occur only if the Company meets both the EPS maximum and ROA goal;
- No dividends are paid, accrued or credited to Units until vesting.

The grant of Units made in January, 2005 is subject to satisfaction of the following performance tests over the performance period ending January 31, 2008:

- Threshold: cumulative net EPS of $4.59;
- Target: cumulative net EPS of $5.22;
- Maximum: cumulative net EPS of $5.45;
- Return on assets: 8.7%.

The grant of Units made in January, 2006 is subject to satisfaction of the following performance tests over the performance period ending January 31, 2009:

- Threshold: cumulative net EPS of $5.54;
- Target: cumulative net EPS of $6.39;
- Maximum: cumulative net EPS of $6.85;
- Return on assets: 9.7%.

The grant of Units made in January, 2007 is subject to satisfaction of the following performance tests over the performance period ending January 31, 2010:

- Threshold: cumulative net EPS of $6.42;
- Target: cumulative net EPS of $7.46;
- Maximum: cumulative net EPS of $8.01;
- Return on assets: 10.4%.

The Compensation Committee will properly adjust achieved performance so that executive officers will not be advantaged or disadvantaged in meeting the net EPS goals by stock repurchases differing from repurchases approved when the performance tests were adopted or by other extraordinary transactions.

Options

Options vest (become exercisable) in four equal annual installments:

- Vesting of each installment is contingent on continued employment.
- All installments immediately vest if there is a change in control (as defined in the Retention Agreements), death or disability.

The exercise price for each share is its fair market value on the date of grant.

Options expire no later than the 10th anniversary of the grant date. Options expire earlier on:

- termination of employment (three months after termination); or
- death, disability or retirement (two years after the event).

Life Insurance Benefits

The key features of the life insurance benefit that the Company provides to its executive officers are:

- executive officers own whole life policies on their own lives;
- the death benefit is three times annual salary and target annual incentive award or bonus, as the case may be;
- the Company pays the premium on such policies in an amount sufficient to accumulate cash value;
- premiums are calculated to accumulate a target cash value at age 65;
- the target cash value will allow the policy to remain in force without payment of further premiums with a death benefit equivalent to twice the executive officer's average annual salary and target annual incentive or bonus amount;
- the amount of the premiums paid by the Company is taxable income to the executive officer; and
- the Company pays the additional amounts necessary in order to prevent the executive officer from being subjected to increased income taxes as a result of the taxable premium income.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

January 31, 2007

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date (a)	Equity Incentive Plan Awards Number Of Unearned Shares, Units or Other Rights That Have Not Vested (b) (#)	Equity Incentive Plan Awards Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael J. Kowalski	100,000		$ 9.4532	1/15/08		
	140,000		$ 9.4844	1/14/09		
	400,000		$ 14.9766	1/21/09		
	150,000		$ 42.0782	1/20/10		
	100,000		$ 32.4700	1/18/11		
	150,000		$ 34.0200	1/16/12		
	195,000		$ 25.8450	1/16/13		
	135,000	45,000	$ 39.7500	1/15/14		
	57,500	57,500	$ 31.4900	1/31/15		
	21,250	63,750	$ 37.8350	1/31/16		
	0	77,000	$ 40.1500	1/18/17		
					92,000 / 92,000 (c)	$3,611,920 (f)
					44,240 / 79,000 (d)	$1,736,862 (g)
					37,000 / 74,000 (e)	$1,452,620 (h)
James E. Quinn	100,000		$ 9.4844	1/14/09		
	300,000		$ 14.9766	1/21/09		
	100,000		$ 42.0782	1/20/10		
	75,000		$ 32.4700	1/18/11		
	110,000		$ 34.0200	1/16/12		
	140,000		$ 25.8450	1/16/13		
	86,250	28,750	$ 39.7500	1/15/14		
	36,250	36,250	$ 31.4900	1/31/15		
	12,750	38,250	$ 37.8350	1/31/16		
	0	49,000	$ 40.1500	1/18/17		
					58,000 / 58,000 (c)	$2,277,080 (f)
					26,880 / 48,000 (d)	$1,055,309 (g)
					23,250 / 46,500 (e)	$912,795 (h)
Beth O. Canavan	14,000		$ 14.9766	1/21/09		
	50,000		$ 42.0782	1/20/10		
	50,000		$ 32.4700	1/18/11		
	75,000		$ 34.0200	1/16/12		
	85,000		$ 25.8450	1/16/13		
	41,250	13,750	$ 39.7500	1/15/14		
	20,000	20,000	$ 31.4900	1/31/15		
	7,250	21,750	$ 37.8350	1/31/16		
	0	28,000	$ 40.1500	1/18/17		
					32,000 / 32,000 (c)	$1,256,320 (f)
					15,120 / 27,000 (d)	$593,611 (g)
					13,250 / 26,500 (e)	$520,195 (h)

(table continued on next page)

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (continued)

January 31, 2007

	Option Awards				Stock Awards	
Name	Number Of Securities Underlying Unexercised Options Exercisable (#)	Number Of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date (a)	Equity Incentive Plan Awards Number Of Unearned Shares, Units or Other Rights That Have Not Vested (b) (#)	Equity Incentive Plan Awards Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)
James N. Fernandez	100,000		$ 14.9766	1/21/09		
	70,000		$ 42.0782	1/20/10		
	65,000		$ 32.4700	1/18/11		
	100,000		$ 34.0200	1/16/12		
	118,000		$ 25.8450	1/16/13		
	63,750	21,250	$ 39.7500	1/15/14		
	27,500	27,500	$ 31.4900	1/31/15		
	10,250	30,750	$ 37.8350	1/31/16		
	0	39,000	$ 40.1500	1/18/17		
					44,000 / 44,000 (c)	$1,727,440 (f)
					21,840 / 39,000 (d)	$857,438 (g)
					18,750 / 37,500 (e)	$736,125 (h)
Jon M. King	6,000		$ 42.0782	1/20/10		
	5,000		$ 32.4700	1/18/11		
	7,000		$ 34.0200	1/16/12		
	3,000		$ 35.9550	3/21/12		
	2,500		$ 25.8450	1/16/13		
	7,500	7,500	$ 25.9400	3/20/13		
	26,250	8,750	$ 39.7500	1/15/14		
	15,000	15,000	$ 31.4900	1/31/15		
	5,750	17,250	$ 37.8350	1/31/16		
	0	10,000	$ 33.7850	6/07/16		
	0	26,000	$ 40.1500	1/18/17		
					24,000 / 24,000 (c)	$942,240 (f)
					11,760 / 21,000 (d)	$461,698 (g)
					12,500 / 25,000 (e)	$490,750 (h)

Notes to Outstanding Equity Awards at Fiscal Year-end Table

(a) For any option reported, the grant date was ten (10) years prior to the expiration date shown except for the options expiring on 1/15/08 and 1/14/09, in which the grant date was eleven (11) years prior to the expiration. Because all options vest 25% per year over the four-year period following a grant date, the option expiring on 1/21/2009 would have been fully vested on 1/21/03, 75% vested on 1/21/02, 50% vested on 1/21/01 and 25% vested on 1/21/00.

(b) In this column, the number to the left of the slash mark indicates the number of shares on which the payout value shown in the column to the right was computed. See Notes (f), (g) and (h) below. The number to the right of the slash mark indicates the total number of shares that would vest upon attainment of all performance objectives over the three-year performance period.

(c) This grant will vest on 1/31/08.

(d) This grant will vest on 1/31/09.

(e) This grant will vest on 1/31/10.

(f) This value has been computed at maximum based upon Company EPS and ROA performance in fiscal years 2005 and 2006. The computation assumes that 85% percent of the units will vest based on EPS performance; the resulting number of shares was then increased by 15% for ROA performance. The resulting value was computed on the basis of the stock closing price on January 31, 2007, $39.26.

(g) This value has been computed based upon Company EPS and ROA performance in fiscal year 2006. The computation assumes that 48.7% of the units will vest based on EPS performance; the resulting number of shares was then increased by 15% for ROA performance. The resulting value was computed on the basis of the stock closing price on January 31, 2007, $39.26.

(h) This value has been computed at EPS threshold and on the assumption that the ROA performance goal will have been achieved.

OPTION EXERCISES AND STOCK VESTED
Fiscal 2006

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael J. Kowalski	100,000 (a)	$ 2,721,000	0	$ 0
James E. Quinn	60,000 (b)	$ 1,757,808	0	$ 0
Beth O. Canavan	0	$ 0	0	$ 0
James N. Fernandez	0	$ 0	0	$ 0
Jon M. King	0	$ 0	0	$ 0

Notes to Option Exercises and Stock Vested Table

(a) Weighted-average holding period for options exercised: 10.8 years.

(b) Weighted-average holding period for options exercised: 9 years.

PROXY STATEMENT

PENSION BENEFITS TABLE

Name	Plan Name (a)	Number of Years Credited Service	Actuarial Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
	Pension Plan	28 (b) (d)	$ 449,694	$ 0
	Excess Plan	28(b) (d)	$ 4,215,041	$ 0
Michael J. Kowalski	Supplemental Plan	28 (b) (d)	$ 1,693,182	$ 0
	Pension Plan	20 (d)	$ 323,522	$ 0
	Excess Plan	20 (d)	$ 1,782,764	$ 0
James E. Quinn	Supplemental Plan	20 (d)	$ 1,157,452	$ 0
	Pension Plan	19	$ 293,964	$ 0
	Excess Plan	19	$ 835,163	$ 0
Beth O. Canavan	Supplemental Plan	19	$ 26,413	$ 0
	Pension Plan	28 (c)	$ 359,575	$ 0
	Excess Plan	28 (c)	$ 1,557,525	$ 0
James N. Fernandez	Supplemental Plan	28 (c)	$ 633,704	$ 0
	Pension Plan	16	$ 200,499	$ 0
	Excess Plan	16	$ 334,713	$ 0
Jon M. King	Supplemental Plan	16	$ 61,501	$ 0

Notes to Pension Benefits Table

(a) The formal names of the plans are: the Tiffany and Company Employee Pension Plan ("Pension Plan"), the Tiffany and Company Un-funded Retirement Plan to Recognize Compensation in Excess of Internal Revenue Code Limits ("Excess Plan") and the Tiffany and Company Supplemental Retirement Income Plan ("Supplemental Plan").

(b) Mr. Kowalski has been credited with 6.4 years of service for his period of employment prior to October 15, 1984 with the corporation that was, immediately before that date, Tiffany's parent corporation. The effect of this credit has been to augment the present value of his accumulated benefit under the retirement plans as follows (these amounts are included in the Pension Benefits table above):

Pension Plan:	$ 100,366
Excess Plan:	$ 940,748
Supplemental Plan:	$ 54,952

(c) Mr. Fernandez has been credited with 6.3 years of service for his period of employment prior to October 15, 1984 with the corporation that was, immediately before that date, Tiffany's parent corporation. The effect of this credit has been to augment the present value of his accumulated benefit under the retirement plans as follows (these amounts are included in the Pension Benefits table above):

Pension Plan:	$ 79,441
Excess Plan:	$ 344,104
Supplemental Plan:	$ 34,974

(d) Mr. Kowalski and Mr. Quinn are currently eligible for early retirement under each of the Pension, Excess and Supplemental Plan. They are each eligible for early retirement because they have reached age 55 and have accumulated at least ten years of credited service. The normal retirement age under each of the plans is 65. However those eligible for early retirement may retire with a reduced benefit. For retirement at age 55, the reduction in benefit would be 40%, as compared to the benefit at age 65. The benefit reduction for early retirement is computed as follows:

- For retirement between age 60 and age 65, the executive's age at early retirement is subtracted from 65; for each year in the remainder the benefit is reduced by five percent;
- Thus, for retirement at age 60 the reduction is 25%;
- For retirement between age 55 and age 60, the reduction is 25% plus an additional three percent for each year by which retirement precedes age 60.

Assumptions Used in Calculating the Present Value of the Accumulated Benefits

The assumptions used in the Pension Benefit Table are that the executive would retire at age 65; mortality based upon the 1994 Group Annuity Mortality Table, Male & Female; a discount rate of 6.00%. All assumptions were consistent with those used to prepare the financial statement for the fiscal year ended January 31, 2007.

Features of the Retirement Plans

Tiffany has established three retirement plans for eligible employees: the Pension Plan, the Excess Plan and the Supplemental Plan. The executive officers of the Company are eligible to participate in all three.

Average Final Compensation

Average final compensation is used in each plan to calculate benefits. A participant's "average final compensation" is the average annual compensation he or she received over the five highest paid plan years (January 1 to December 31) during his or her last 10 years of service.

In general, compensation reported in the SUMMARY COMPENSATION TABLE above as "Salary", "Bonus" or "Non-Equity Incentive Plan Compensation" is compensation for purposes of the Plans; amounts attributable to the exercise of stock options or to the vesting of restricted stock are not included. However, Internal Revenue Code requirements limit the amount of compensation that may be included in calculating the benefit under the Pension Plan.

Pension Plan

These are the key features of the Pension Plan:

- it is a "tax-qualified plan," that is, it is designed to comply with those provisions of the Internal Revenue Code applicable to retirement plans;
- it is a "funded" plan (money has been deposited into a trust that is insulated from the claims of the Company's creditors);
- it is available at no cost to regular full-time employees of Tiffany hired on or before December 31, 2005;
- all executive officers are participants;
- benefits vest after five years of service;

- benefits are based on the participant's average final compensation and years of service;
- benefits are subject to Internal Revenue Code limitations on the total benefit and the amount that may be included in average final compensation; and
- benefits are not offset by Social Security.

The benefit formula under the Pension Plan first calculates an annual amount based on average final compensation and then multiplies it by years of service. This is the formula: [[(average final compensation less covered compensation) x 0.015] plus [(average final compensation up to covered compensation) x 0.01]] x years of service. "Covered compensation" varies by the participant's birth date and it is an average of taxable wage bases calculated for Social Security purposes.

Example: covered compensation for a person born in 1952 is $72,600. This person has average final compensation of $100,000 and 25 years of service. The Pension benefit at age 65 would be calculated as follows: [[($100,000 - $72,600) x 0.015] plus [($72,600) x 0.01]] x 25 = $28,425 annual benefit for a single life annuity.

The form of benefit elected can reduce the amount of benefit. The highest benefit is available for an unmarried participant who elects to take the benefit over the course of his or her own life. A person who elects to the take the benefit over the course of two lives, such as a 100% annuity over the lives of the participant and his or her spouse, will suffer an actuarial reduction in the amount of the benefit.

Excess Plan

These are the key features of the Excess Plan:

- it is not a qualified plan and is not subject to Internal Revenue Code limitations;
- it is not funded (benefits are paid out of the Company's general assets, which are subject to the claims of the Company's creditors);
- it is available only to employees whose benefits under the Pension Plan are affected by Internal Revenue Code limitations, including all executive officers;
- it uses the same retirement benefit formula as is set forth in the Pension Plan, but includes in average final compensation earnings that are excluded under the Pension Plan due to Internal Revenue Code Limitations;
- benefits are offset by benefits payable under the Pension Plan;
- benefits are not offset by benefits payable under Social Security;
- benefits vest after five years of service;
- benefits are subject to forfeiture if employment is terminated for cause; and
- for those who leave Tiffany prior to age 65, benefits are subject to forfeiture for failure to execute and adhere to non-competition and confidentiality covenants.

Supplemental Plan

These are the key features of the Supplemental Plan:

- it is not a qualified plan and is not subject to Internal Revenue Code limitations;
- it is not funded (benefits are are paid out of the Company's general assets, which are subject to the claims of the Company's creditors);
- it is available only to executive officers;
- it uses a different benefit formula than that used by the Pension Plan and the Excess Plan;

- benefits are offset by benefits payable under the Pension Plan and the Excess Plan;
- benefits are offset by benefits payable under Social Security;
- benefits do not vest until executive attains age 55 while employed by Tiffany and until he or she has provided 10 years of service (benefits will vest earlier on a change in control as defined in the Retention Agreements);
- benefits are subject to forfeiture if employment is terminated for cause; and
- for those who leave Tiffany prior to age 65, benefits are subject to forfeiture for failure to execute and adhere to non-competition and confidentiality covenants.

As its name implies, the Supplemental Plan supplements payments under the Pension Plan, the Excess Plan and from Social Security so that total benefits equal a variable percentage of the participant's average final compensation.

Depending upon the participant's years of service with Tiffany, the combined benefit under the Pension Plan, the Excess Plan, the Supplemental Plan and from Social Security would be as follows:

Years of Service	Combined Annual Benefit As a Percentage of Average Final Compensation
less than 10	(a)
10-14	20%
15-19	35%
20-24	50%
25 or more	60%

(a) The formula for benefits under the Pension and Excess Plans is a function of years of service and covered compensation (subject to Internal Revenue Code limitations in the case of the Pension Plan) and not any specific percentage of the participant's average final compensation (see above). A retiree with less than ten years of service would not receive any benefit under the Supplemental Plan but could expect to receive a benefit of approximately 13% of average final compensation under the Pension and Excess Plans.

Early Retirement and Extra Service Credit

Please refer to note (d) on PS-41 for a discussion of the early retirement features of the Plans.

Tiffany does not have a policy for or practice of granting extra years of credited service under the Plans other than in the event of a change in control. See POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL – *Retention Agreements*. Mr. Kowalski and Mr. Fernandez have credit for service with Tiffany's former parent corporation. This credit was arranged in 1984 when the Company purchased Tiffany.

NONQUALIFIED DEFERRED COMPENSATION TABLE
(Fiscal 2006)

Name	Executive Contribution In Last Fiscal Year (a) ($)	Registrant Contribution In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last Fiscal Year End ($)
Michael J. Kowalski	$ 48,619	$ 0	$ 15,737	$ 50,782	$ 309,259
James E. Quinn	$ 40,875	$ 0	$ 112,509	$ 0	$ 1,152,830
Beth O. Canavan	$ 78,941	$ 0	$ 33,424	$ 47,119	$ 445,833
James N. Fernandez	$ 182,777	$ 0	$ 79,179	$ 26,890	$ 796,959
Jon M. King	$ 0	$ 0	$ 0	$ 0	$ 0

Note to Nonqualified Deferred Compensation Table

(a) This column includes amounts that are also included in the amounts shown in the columns headed "Salary" or "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

Features of the Executive Deferral Plan

These are the key features of the Company's Executive Deferral Plan:

- Participation is open to directors and executive officers of the Company as well as other vice presidents and "director-level" employees of Tiffany;
- Directors of the Company may defer all of their cash compensation;
- Employees may defer up to 50% of their salary and up to 90% of their cash annual incentive or bonus compensation;
- The Company makes no contribution and guarantees no specific return on money deferred;
- Deferrals are placed in a trust that is subject to the claims of Tiffany's creditors;
- Deferred compensation is invested by the trustee in various mutual funds as directed by Tiffany, which follows the directions of participants;
- The value in the participant's account (and Tiffany's responsibility for payment) is measured by the return on the investments selected by the participant;
- Deferrals may be made to a Retirement Account and to accounts which will pay out on specified "in-service" dates;
- Participants must elect to make deferrals in advance of the period during which the deferred compensation is earned;
- Retirement Accounts pay out in 5, 10, 15 or 20 annual installments after retirement as elected in advance by the participant;
- Except in the case of previously elected "in-service" payout dates, participants are not allowed to withdraw funds while they remain employed other than for unforeseeable emergencies and then only with the permission of Tiffany's Board;

- Termination of employment generally triggers a distribution of all account balances other than, in the case of retirement or disability, retirement balances; and
- Most participants, including all executive officers, will not receive any distribution from the plan until six months following termination of employment; this six-month limitation does not apply to pre-2005 balances.

PROXY STATEMENT

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

The following table shows payments, the value of accelerated vesting of equity compensation and the value of benefits that would have been provided, or that would have accrued, to the named executive officers in the event that a change in control of the Company had occurred immediately following the close of business on January 31, 2007 (first three columns to the right of the executive's name) and on the further assumption that the employment of the executive officer was involuntarily terminated without cause at that time (the other four columns).

	Vesting On Change in Control With or Without Termination of Employment			Payable or Vesting On Termination of Employment Following Change in Control			
Name	Early Vesting of Supplemental Plan (a)	Early Vesting of Stock Options (b)	Early Vesting of Restricted Stock Units (c)	Cash Severance Payment (d)	Cash Value of Increased Service Credit	Health Benefits (g)	Excise Tax Gross Up (h)
Michael J. Kowalski	$ 1,693,182	$ 537,619	$ 9,618,700	$ 8,250,000	$ 3,960,049(e)	$ 53,988	$ 8,524,510
James E. Quinn	$ 0	$ 336,169	$ 5,987,150	$ 5,106,000	$ 2,286,064(e)	$ 53,988	$ 5,329,844
Beth O. Canavan	$ 26,413	$ 186,394	$ 3,356,730	$ 2,260,000	$ 1,267,917 (f)	$ 35,992	$ 2,793,361
James N. Fernandez	$ 633,704	$ 257,494	$ 4,730,830	$ 2,820,000	$ 1,321,682 (e)	$ 35,992	$ 3,561,241
Jon M. King	$ 61,501	$ 295,781	$ 2,748,200	$ 1,860,000	$ 450,502 (e)	$ 12,581	$ 2,019,892

Notes to Potential Payments on Termination or Change in Control Table

(a) Absent a change in control the Supplemental Plan will vest only when the participant attains the in-service age of 55 years with ten years of service.

(b) The value of early vesting of stock options was determined using $39.26, the closing value of the Company's common stock on January 31, 2007.

(c) The value of early vesting of performance-based restricted stock units was determined using $39.26, the closing value of the Company's common stock on January 31, 2007. In the event of a change in control such units vest at the maximum number of shares.

(d) Cash severance payments were determined by multiplying the sum of (i) actual salary and (ii) the highest annual incentive award or bonus paid in Fiscal 2006, 2005 and 2004 by three, in the case of Mr. Kowalski and Mr. Quinn, or by two, in the case of the other executive officers.

(e) The addition of two or three years of service credit, as applicable, would not have entitled any of these executives to a higher percentage pension benefit under the Supplemental Plan. The cash value of the increased service credit has been calculated based on the change in average final compensation that would result from two or three years of additional employment at the salary and incentive award/bonus referred to in note (d) above.

(f) The addition of two years of service credit would have entitled this executive to 50% of average final compensation, as opposed to 35%, under the Supplemental Plan. For this reason, the cash value of her increased service credit has been calculated based upon this increase in percentage entitlement as well as the change in average final compensation that would result from two years of additional employment at the salary and incentive award/bonus referred to in note (c) above.

(g) The amounts shown in this column represent two or three years of health-care coverage determined on the basis of the Company's "COBRA" rates for post-employment continuation coverage. Such rates are available to all participating employees who terminate from employment and were determined on the basis of the coverage elections made by the executive officer.

(h) The excise tax gross-up was determined with reference to the excise tax under Section 4999 of the Internal Revenue Code, a review of W-2 for the individuals in question for the necessary historical period.

Explanation of Potential Payments on Termination or Change in Control

Retention Agreements

The Company and Tiffany have entered into retention agreements with each of the executive officers. These agreements would provide a covered executive with compensation if he or she should incur an "involuntary termination" after a "change in control." An "involuntary termination" does not include a termination for cause, but does include a resignation for good reason.

When, if ever, a "change in control" occurs, the covered executives would have fixed terms of employment under their retention agreements as follows: three years in the case of Mr. Kowalski and Mr. Quinn and two years for all other executive officers.

If the executive incurs an involuntary termination during his or her fixed term of employment under a retention agreement, compensation, keyed to the length of his or her term of employment, would be payable to the executive as follows:

- Two (for executives with two year terms of employment) or three (for executives with three year terms of employment) times the sum of salary and the highest annual incentive award or bonus paid for the preceding three fiscal years, as severance;
- A payment equal to the present value of two or three years of additional years of service credit at the salary and annual incentive award or bonus referred to above under the Supplemental Plan; and
- Two or three years of benefits continuation under Tiffany's health and welfare plans.

Vesting of Options, Restricted Stock Units on a Change in Control

In the event of a "change in control" of the Company, all options granted to employees (including executive officers) become exercisable in full and all restricted stock units vest and convert to shares.

Supplemental Retirement Benefits Vest on a Change in Control

Benefits under the Pension Plan and the Excess Plan are vested for all named executive officers. Benefits under the Supplemental Plan are vested for Mr. Kowalski and Mr. Quinn. In the event of a change in control benefits under the Excess Plan would early vest for Mrs. Canavan, Mr. Fernandez and Mr. King, although such vesting would not necessarily result in any payment at the time of such change in control.

Gross-up Benefits on a Change in Control

Because a covered executive's receipt of payments and benefits in connection with a "change in control" may trigger a 20% excise tax under Section 4999 of the Internal Revenue Code, the retention agreements contain "gross-up" provisions. Under these provisions, the Company or Tiffany must pay the covered executive's excise tax and any additional excise tax and income tax resulting from the gross-up provisions. If the gross-up provisions are triggered, the Company or Tiffany, as the case may be, will be unable to deduct most of the "change in control" payments and benefits, including the gross-up.

Definition of a Change in Control

For purposes of the Supplemental Plan, stock options and restricted stock the term "change in control" means that one of the following events has occurred:

- Any person or group of persons acting in concert (and by person we mean an individual or organization) acquires thirty-five percent or more in voting power or stock of the Company, including the acquisition of any right, option, warrant or other right to obtain such voting power or stock, whether or not presently exercisable;
- A majority of the Board is, for any reason, not made up of individuals who were either on the Board on January 21, 1988, or, if they became members of the Board after that date, were approved by the directors; or
- Any other circumstance which the Board deems to be a "change in control."

For purposes of the retention agreements, a "change in control" includes the above events, as well as additional events amounting to a change in control of the Company or Tiffany. Such events could include a so-called "friendly" acquisition of the Company or Tiffany.

Non-Competition Covenants Affected by Change in Control

Under the terms of the retention agreements entered into with the executive officers, the duration of certain non-competition covenants could be cut back from as long as two years following termination of employment to as little as six months in the event a change in control were to occur. In the table above, we have not assigned any value to a potential cut-back.

Early Retirement

Mr. Quinn was eligible to take early retirement on January 31, 2007. His early retirement benefit under the Pension Plan, the Excess Plan and the Supplemental Plan would have been approximately $363,000 per year had he retired effective January 31, 2007.

Death or Disability

If any of the named executive officers had died or become disabled on January 31, 2007 stock options then unvested would have early vested. The value of such early vesting is shown in the column labeled "Early Vesting of Stock Options" in the table on page PS-46. If any of the named executive officers had died or become disabled on January 31, 2007 certain performance-based restricted stock units would have early vested. The value of such early vesting would have been as follows for each of the named executive officers on January 31, 2007: Mr. Kowalski, $3,097,614; Mr. Quinn, $1,931,592; Mrs. Canavan, $1,071,798; Mr. Fernandez, $1,495,806; and Mr. King, $812,682.

DIRECTOR COMPENSATION TABLE
Fiscal 2006

Name	Fees Earned or Paid in Cash ($)(a)	Option Awards ($) (b) (c)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (d)	All Other Compensation ($)	Total ($)
Rose Marie Bravo	$ 62,000	$ 182,566	$ 15,459	$ 0	$ 260,025
William R. Chaney	$ 62,000	$ 293,313	$ 0	$ 0	$ 355,313
Samuel L. Hayes III	$ 82,000	$ 182,566	$ 0	$ 0	$ 264,566
Abby F. Kohnstamm	$ 62,000	$ 182,566	N/A	$ 0	$ 244,566
Charles K. Marquis	$ 76,000	$ 182,566	$ 20,011	$ 0	$ 278,577
J. Thomas Presby	$ 93,000	$ 201,148	N/A	$ 0	$ 294,148
William A. Shutzer	$ 62,000	$ 182,566	$ 11,692	$ 0	$ 256,258

Notes to Director Compensation Table

(a) Includes amounts deferred under the Executive Deferral Plan.

(b) Amounts shown represent the dollar amount of compensation cost recognized in Fiscal 2006 for stock options granted for Fiscal 2006 and previous fiscal years in accordance with SFAS No. 123R. In valuing option awards the Company made certain assumptions. For a discussion of those assumptions, please refer to Part II of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2007. See Note O. "STOCK COMPENSATION PLANS", in Notes to Consolidated Financial Statements, under Item 8. Financial Statements and Supplementary Data.

(c) Supplementary Table: Outstanding Director Option Awards at Fiscal Year End

Name	Aggregate Number of Option Awards Outstanding at Fiscal Year End (number of underlying shares)
Rose Marie Bravo	97,216
William R. Chaney	197,500
Samuel L. Hayes III	151,228
Abby F. Kohnstamm	60,000
Charles K. Marquis	151,228
J. Thomas Presby	45,000
William A. Shutzer	112,876

(d) The actuarial valuation shown takes into account the current age of the director and is based on the following assumptions consistent with those used in preparing the financial statements: 1994 Group Mortality Table, Male & Female; discount rate of 6.00% and retirement age of 65 (if the director is over age 65, the director is assumed to retire on January 31, 2007. Where a "0" appears in this column it is because there was a decline in value. In the case of Mr. Chaney, the decline was approximately $9,643. In the case of Professor Hayes, the decline was approximately $10,649.

Discussion of Director Compensation Table

Directors who are not employees of the Company or its subsidiaries are paid or provided with the following for their service on the Board:

- An annual retainer of $50,000;
- An additional annual retainer of $20,000, $10,000 or $5,000 to the chairperson of the Audit, Compensation, or Nominating/Corporate Governance Committee, respectively;
- A per-meeting-attended fee of $2,000 for meetings attended in person (no fee is paid for attendance at any committee or subcommittee meetings which occur on the same day as a meeting of the full Board);
- A fee of $1,000 for each telephonic meeting in which the director participates;
- Stock options, as discussed below; and
- A retirement benefit, also discussed below.

Under Tiffany's Amended and Restated Executive Deferral Plan, directors may defer up to one hundred percent (100%) of their cash compensation and invest the amounts they defer in various accounts and funds established under the plan. However, the Company does not guarantee any return on said investments. The following table provides data concerning director participation in this plan:

Name	Director Contribution In Last Fiscal Year ($)	Registrant Contribution In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last Fiscal Year End ($)
Charles K. Marquis	$ 0	$ 0	$ 43,123	$ 0	$ 468,762
William A. Shutzer	$ 62,000	$ 0	$ 80,619	$ 0	$ 627,468

Tiffany also reimburses directors for expenses they incur in attending Board and committee meetings, including expenses for travel, food and lodging.

Non-employee directors are granted options to purchase shares of Company common stock upon their first election or appointment, and in January of each year an option grant is made to each non-employee director. These options vest in two equal installments: 1/2 after one year of service on the Board following the grant of the option, and the balance after two years of service. However, all installments vest and become immediately exercisable in the event there is a "change in control" of the Company. These options expire after 10 years, but they expire sooner if, before the end of that 10-year period, the director leaves the Board. The option's exercise price is the fair market value of the Company's common stock on the date of grant, which is calculated as the higher of (i) the average of the highest and lowest sales prices or (ii) the closing price on the date of grant.

Directors who retire as non-employee directors with five or more years of Board service are also entitled to receive an annual retirement benefit equal to $38,000. This benefit is payable quarterly and continues for a period of time equal to the director's length of service on the Board, including periods served as an employee director. However, this particular benefit is not available to any director first appointed or elected after January 1, 1999; accordingly, neither Ms. Kohnstamm nor Mr. Presby is entitled to participate in this benefit plan.

Messrs. Kowalski and Quinn are employees of Tiffany. They therefore receive no separate compensation for their service as directors.

PERFORMANCE OF COMPANY STOCK

The following graph compares changes in the cumulative total shareholder return on Tiffany & Co.'s stock for the previous five fiscal years to returns for the same five-year period on (i) the Standard & Poor's 500 Stock Index, (ii) the Standard & Poor's 500 Consumer Discretionary Index; and (iii) a peer group. Cumulative shareholder return is defined as changes in the closing price of our stock on the New York Stock Exchange, plus the reinvestment of any dividends paid on our stock.


Comparison of Cumulative Five Year Total Return
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
Tiffany & Co.
S&P 500 Index
S&P 500 Consumer Discretionary Index
Peer Company Group
1/31/02
1/31/03
1/31/04
1/31/05
1/31/06
1/31/07

ANNUAL RETURN PERCENTAGE

	Years Ending				
Company / Index	1/31/03	1/31/04	1/31/05	1/31/06	1/31/07
Tiffany & Co.	-34.50	71.45	-20.17	20.95	5.26
S&P 500 Index	-23.02	34.57	6.23	10.38	14.51
S&P 500 Consumer Discretionary Index	-25.66	40.94	9.39	-0.59	19.85
Peer Company Group	-9.74	86.00	27.45	36.90	29.75

INDEXED RETURNS

	Base Period	Years Ending				
Company / Index	1/31/02	1/31/03	1/31/04	1/31/05	1/31/06	1/31/07
Tiffany & Co.	100	65.50	112.31	89.65	108.43	114.13
S&P 500 Index	100	76.98	103.60	110.05	121.47	139.10
S&P 500 Consumer Discretionary Index	100	74.34	104.77	114.61	113.94	136.55
Peer Company Group	100	90.26	167.88	213.97	292.92	380.07

ASSUMES AN INVESTMENT OF $100 ON JANUARY 31, 2002 IN COMPANY STOCK, EACH OF THE TWO INDICES AND IN THE PEER GROUP. THE REINVESTMENT OF ANY SUBSEQUENT DIVIDENDS IS ALSO ASSUMED.

TOTAL RETURNS ARE BASED ON MARKET CAPITALIZATION; INDICES ARE WEIGHTED AT THE BEGINNING OF EACH PERIOD FOR WHICH A RETURN IS INDICATED.

The Company added the S&P 500 Consumer Discretionary Index to the graph in 2007 because it consists of a broad array of publicly traded companies that provide discretionary products to consumers. Although TIFFANY & CO. is a luxury brand, the Company differs in many important respects from most companies selling luxury goods. The Company is primarily a retailer with only a minor wholesale component to its business. Unlike some specialty stores, the Company develops and trades in a single-brand (with the exception of select name-brand watches). Unlike those who sell fashion and fashion accessories, the Company's merchandise is not seasonal in nature. For these reasons, and because many companies that the Company considers peers are not publicly traded, management has come to believe that the S&P 500 Consumer Discretionary Index makes the most appropriate available index for comparing the Company's performance.

PEER COMPANY GROUP: Coach, Inc.; Movado Group Inc.; Nordstrom Inc.; Polo Ralph Lauren Corp.; Saks Inc.; Sotheby Holdings Inc.; Williams Sonoma Inc.; and Zale Corp.

DISCUSSION OF PROPOSALS PRESENTED BY THE BOARD

Item 1. Election of Directors

Each year, we elect directors at an Annual Meeting of Stockholders. At the 2007 Annual Meeting, nine directors will be elected. Each of them will serve until he or she is succeeded by another qualified director or until his or her earlier resignation or removal from office.

It is not anticipated that any of this year's nominees will be unable to serve as a director, but if that should occur before the Annual Meeting, the Board may either propose another nominee or reduce the number of directors to be elected. If another nominee is proposed, you or your proxy will have the right to vote for that person at the Annual Meeting.

Information concerning each of the nominees is set forth below:

Michael J. Kowalski	Mr. Kowalski, 55, is Chairman of the Board and Chief Executive Officer of Tiffany & Co. He succeeded William R. Chaney as Chairman at the end of fiscal year 2002 and as Chief Executive Officer in February 1999. Prior to his appointment as President in January 1996, he was an Executive Vice President of Tiffany & Co., a position he had held since March 1992. Mr. Kowalski also served as Tiffany & Co.'s Chief Operating Officer from January 1997 until his appointment as Chief Executive Officer. He became a director of Tiffany & Co. in January 1995. Mr. Kowalski also serves on the board of The Bank of New York. The Bank of New York is Tiffany's principal banking relationship, serving as Administrative Agent and a lender under a Revolving Credit Facility and as trustee of Tiffany's Employee Pension Plan.
Rose Marie Bravo	Ms. Bravo, 56, is Vice Chairman of Burberry Limited and is a member of its board of directors. Ms. Bravo previously served as Chief Executive of Burberry Limited from 1997 until 2006 and as President of Saks Fifth Avenue from 1992 to 1997. Ms. Bravo became a director of Tiffany & Co. in October 1997 when she was selected by the Board to fill a newly created directorship. She also serves on the Board of Directors of Estee Lauder Companies Inc.
William R. Chaney	Mr. Chaney, 74, is the former Chairman of the Board. He resigned that office effective January 31, 2003. Mr. Chaney joined Tiffany in January 1980 as a member of the Board and was named Chairman and Chief Executive Officer of Tiffany & Co. in August 1984. He resigned as Chief Executive Officer effective February 1, 1999. Prior to joining Tiffany, he served as an executive officer of Avon Products, Inc.
Gary E. Costley	Dr. Costley, 63, has been nominated to replace Prof. Samuel Hayes who is retiring as a director. See *Retiring Director* below. Dr. Costley is a co-founder and managing director of C&G Capital and Management, LLC, which provides capital and management to health, medical and nutritional products and services companies. He was Chairman and Chief Executive Officer of International Multifoods Corporation, a manufacturer and marketer of branded consumer food and food service products from November 2001 until June 2004, and Chairman, President and Chief Executive Officer from 1997 through 2001. He is a director of four public companies: The Principal Financial Group,

PROXY STATEMENT

Pharmacopeia Drug Discovery, Inc., Accelrys, Inc. and Prestige Brand Holdings, Inc.

Abby F. Kohnstamm	Ms. Kohnstamm, 53, is the President and founder of Abby F. Kohnstamm & Associates, Inc. a marketing and consulting firm. Prior to establishing her company, Ms. Kohnstamm served as Senior Vice President, Marketing of IBM Corporation from 1993 through 2005. In that capacity, she had overall responsibility for all aspects of marketing across IBM. Ms. Kohnstamm remains an executive consultant to IBM. In addition, Ms. Kohnstamm held a number of senior marketing positions at American Express from 1979 through 1993. Ms. Kohnstamm also serves on the Board of Directors of the Progressive Corporation, the Board of Trustees of Tufts University and the Board of Overseers at New York University's Stern School of Business. She became a director of Tiffany & Co. in July 2001, when she was selected by the Board to replace a retiring director. IBM Corporation and its affiliated companies provide data-processing and communication hardware, software and services to Tiffany and purchase business gifts from Tiffany.
Charles K. Marquis	Mr. Marquis, 64, is a Senior Advisor to Investcorp International, Inc. From 1974 through 1998, he was a partner in the law firm of Gibson, Dunn & Crutcher L.L.P. He was elected a director of Tiffany & Co. in 1984. Mr. Marquis also serves as a director and nominating/corporate governance chair of CSK Auto Corporation.
J. Thomas Presby	Mr. Presby, 67, has used his business experience and professional qualifications to forge a second career of board service since he retired in 2002 as a partner in Deloitte Touche Tohmatsu. At Deloitte he held numerous positions in the United States and abroad, including the posts of Deputy Chairman and Chief Operating Officer. He was selected to be a director of the Company in November 2003 by the Board to fill a newly created position. He now serves as a director and audit committee chair for the Company and American Eagle Outfitters, AMVESCAP, PLC, First Solar, Inc., TurboChef Technologies, Inc. and World Fuel Services, Inc. and finds that he is able to leverage the experience of managing audit committees to the benefit of each board on which he serves and the efficient use of his own time and that of his colleagues. He is a certified public accountant and a holder of the NACD Certificate of Director Education.
James E. Quinn	Mr. Quinn, 55, is President of Tiffany & Co., responsible for Tiffany & Co. sales outside the U.S. and Canada, worldwide real estate operations and Little Switzerland, Inc. Prior to his appointment as Vice Chairman in January 1998, Mr. Quinn was an Executive Vice President of Tiffany & Co., a position he had held since March 1992. He became a director of Tiffany & Co. in January 1995. He also serves as a member of the Board of Directors and nominating committee chair of BNY Hamilton Funds, Inc. He is also a member of the Board of Directors of Mutual of America Capital Management, Inc.
William A. Shutzer	Mr. Shutzer, 60, is a Senior Managing Director of Evercore Partners, a financial advisory and private equity firm. He previously served as a Managing Director of Lehman Brothers from 2000 through 2003, a Partner in Thomas Weisel Partners LLC, a merchant banking firm, from 1999 through 2000, as Executive Vice President of ING Baring Furman Selz LLC from 1998 through 1999, President of Furman Selz Inc. from 1995 through 1997 and as a Managing

Director of Lehman Brothers and its predecessors from 1978 through 1994. He was elected a director of the Company in 1984. Mr. Shutzer is also a member of the Boards of Directors of Jupiter Media Corp., CSK Auto Corporation. He also serves as a director and compensation committee chair of TurboChef Technologies, Inc.

Retiring Director. Samuel L. Hayes, III, 72, will retire as a director when he is succeeded by his replacement. Prof. Hayes was the Jacob H. Schiff Professor of Investment Banking at the Harvard Business School from 1975 to 1998, when he became the Jacob H. Schiff Professor Emeritus. He was elected a director of Tiffany & Co. in 1984. He also serves as independent chair of the Board of Directors of the Eaton Vance Group of Funds and on the board of Telect, Inc. and Yakima, Inc.

In the event that any of the current directors does not receive a majority of "for" votes of the votes cast for or against his or her candidacy, such person would continue to serve as a director until he or she is succeeded by another qualified director or until his or her earlier resignation or removal from office. In the event that Dr. Costley does not receive a majority of "for" votes of the votes cast for or against his or her candidacy, he would not succeed Professor Samuel L. Hayes III, who is now serving as a director and who would, on the election of Dr. Costley, be replaced. In that instance, Professor Hayes would continue to serve. Each of the nominees for director (other than Dr. Costley) has agreed to tender his or her resignation in the event that he or she does not receive such a majority. Professor Hayes has agreed to tender his resignation if he is not replaced. Under the Corporate Governance Principles adopted by the Board, the Nominating/Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation or whether other action should be taken. Please refer to Section 1.i of the Corporate Governance Principles, which are attached as Appendix I hereto for further information about the procedure that would be followed in the event of such an election result.

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF ALL NINE NOMINEES FOR DIRECTOR

Item 2. Appointment of the Independent Registered Public Accounting Firm

The Audit Committee has appointed and the Board has ratified the appointment of PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit the Company's consolidated financial statements for fiscal year 2007. As a matter of good corporate governance, we are asking you to ratify this selection.

PwC has served as the Company's independent registered public accounting firm since 1984.

A representative of PwC will be in attendance at the Annual Meeting to respond to appropriate questions raised by stockholders and will be afforded the opportunity to make a statement at the meeting, if he or she desires to do so.

The Board may review this matter if this appointment is not approved by the stockholders.

THE BOARD RECOMMENDS A VOTE "FOR" RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2007.

OTHER MATTERS

Stockholder Proposals for Inclusion in the Proxy Statement for the 2008 Annual Meeting

If you wish to submit a proposal to be included in the Proxy Statement for our 2008 Annual Meeting, we must receive it no later than December 14, 2007. Proposals should be sent to the Company at 600 Madison Avenue, New York, New York, 10022, addressed to the attention of Patrick B. Dorsey, Corporate Secretary (Legal Department).

Other Proposals

Our By-laws set forth certain procedures for stockholders of record who wish to nominate directors or propose other business to be considered at an annual meeting. In addition, we will have discretionary voting authority with respect to any such proposals to be considered at the 2008 Annual Meeting unless the proposal is submitted to us no earlier than January 18, 2008 and no later than February 17, 2008 and the stockholder otherwise satisfies the requirement of SEC Rule 14a-4.

Householding

The SEC allows us to deliver a single proxy statement and annual report to an address shared by two or more of our stockholders. This delivery method, referred to as "householding," can result in significant cost savings for us. In order to take advantage of this opportunity, the Company and banks and brokerage firms that hold your shares have delivered only one proxy statement and annual report to multiple stockholders who share an address unless one or more of the stockholders has provided contrary instructions. The Company will deliver promptly, upon written or oral request, a separate copy of the proxy statement and annual report to a stockholder at a shared address to which a single copy of the documents was delivered. A stockholder who wishes to receive a separate copy of the proxy statement and annual report, now or in the future, may obtain one, without charge, by addressing a request to Annual Report Administrator, Tiffany & Co., 600 Madison Avenue, 8th Floor, New York, New York 10022 or by calling 212-230-5302. You may also obtain a copy of the proxy statement and annual report from the Company's website (www.tiffany.com) by clicking on "About Tiffany/Shareholder Information/Annual Report/2006 Tiffany & Co. Annual Report." Stockholders of record sharing an address who are receiving multiple copies of proxy materials and annual reports and wish to receive a single copy of such materials in the future should submit their request by contacting us in the same manner. If you are the beneficial owner, but not the record holder, of the Company's shares and wish to receive only one copy of the proxy statement and annual report in the future, you will need to contact your broker, bank or other nominee to request that only a single copy of each document be mailed to all stockholders at the shared address in the future.

Reminder to Vote

Please be sure to either complete, sign and mail the enclosed proxy card in the return envelope provided or call in your instructions or vote by Internet as soon as you can so that your vote may be recorded and counted.

BY ORDER OF THE BOARD OF DIRECTORS



Patrick B. Dorsey
Secretary

New York, New York
April 12, 2007

PROXY STATEMENT

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CORPORATE INFORMATION

BOARD OF DIRECTORS

MICHAEL J. KOWALSKI
Chairman of the Board and
Chief Executive Officer,
Tiffany & Co.
(1995) 5

ROSE MARIE BRAVO
Vice Chairman,
Burberry Limited
(1997) 2, 3 and 4

WILLIAM R. CHANEY
Retired Chairman of the Board,
Tiffany & Co.
(1984) 5

SAMUEL L. HAYES III
Jacob H. Schiff Professor of
Investment Banking Emeritus,
Harvard Business School
(1984) 1, 2*, 3* and 4

ABBY F. KOHNSTAMM
President,
Abby F. Kohnstamm & Associates, Inc.
(2001) 2, 3 and 4

CHARLES K. MARQUIS
Senior Advisor,
Investcorp International, Inc.
(1984) 1, 2, 3 and 4*

J. THOMAS PRESBY
Deputy Chairman and
Chief Operating Officer, (Retired)
Deloitte Touche Tohmatsu
(2003) 1* and 4

JAMES E. QUINN
President,
Tiffany & Co.
(1995) 5

WILLIAM A. SHUTZER
Senior Managing Director,
Evercore Partners
(1984)

(Indicates year joined Board)
Member of:
(1) Audit Committee
(2) Compensation Committee
(3) Stock Option Subcommittee
(4) Nominating/Corporate Governance Committee
(5) Dividend Committee
* Indicates Committee Chair

EXECUTIVE OFFICERS OF TIFFANY & CO.

MICHAEL J. KOWALSKI
Chairman of the Board and
Chief Executive Officer

JAMES E. QUINN
President

BETH O. CANAVAN
Executive Vice President

JAMES N. FERNANDEZ
Executive Vice President and
Chief Financial Officer

JON M. KING
Executive Vice President

VICTORIA BERGER-GROSS
Senior Vice President – Human Resources

PAMELA H. CLOUD
Senior Vice President – Merchandising

PATRICK B. DORSEY
Senior Vice President –
General Counsel and Secretary

FERNANDA M. KELLOGG
Senior Vice President – Public Relations

PATRICK F. McGUINESS
Senior Vice President – Finance

CAROLINE D. NAGGIAR
Senior Vice President – Marketing

JOHN S. PETTERSON
Senior Vice President – Operations

DESIGN DIRECTOR

JOHN R. LORING

STOCKHOLDER INFORMATION

Company Headquarters

Tiffany & Co.
727 Fifth Avenue, New York, New York 10022
212-755-8000

Stock Exchange Listing

New York Stock Exchange, symbol TIF

Annual Meeting of Stockholders

Thursday, May 17, 2007, 10:00 a.m.
The St. Regis Hotel
Two East 55th Street, New York, New York

Website and Information Line

Tiffany's annual and quarterly financial results, other information and reports filed with the Securities and Exchange Commission are available on our website at www.tiffany.com (go to "About Tiffany" and "Shareholder Information"). Investors may also access certain information on our Shareholder Information Line at 800-TIF-0110.

Investor and Financial Media Contact

Investors, securities analysts and the financial media should contact Mark L. Aaron, Vice President – Investor Relations, at the Company's headquarters by calling 212-230-5301 or by e-mail at mark.aaron@tiffany.com.

Transfer Agent and Registrar

Please direct your communications regarding individual stock records, address changes or dividend payments to:

Mellon Investor Services LLC
480 Washington Boulevard, Jersey City, New Jersey 07310-1900
888-778-1307 or 201-329-8660 or www.melloninvestor.com

Direct Stock Purchases and Dividend Reinvestment

The Investor Services Program allows investors to purchase Tiffany & Co. Common Stock directly, rather than through a stockbroker, and become a registered shareholder of the Company. The program's features also include dividend reinvestment. Mellon Bank, N.A. is the sponsor of the program, which provides Tiffany & Co. shares through market purchases. For additional information, please contact Mellon Investor Services LLC at 888-778-1307 or 201-329-8660 or www.melloninvestor.com.

Dividend Payments

Quarterly dividends on Tiffany & Co. Common Stock, subject to declaration by the Company's Board of Directors, are typically paid in January, April, July and October.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
300 Madison Avenue, New York, New York 10017

Catalogs

SELECTIONS® catalogs are automatically mailed to registered stockholders. To request a catalog, please call 800-526-0649.

Stock Price and Dividend Information

	2006	2005	2004	2003	2002
Stock price at end of fiscal year	$ 39.26	$ 37.70	$ 31.43	$ 39.64	$ 23.25

	Price Ranges of Tiffany & Co. Common Stock						Cash Dividends Per Share	
	2006			2005			2006	2005
Quarter	High	Low	Close	High	Low	Close		
First	$ 39.50	$ 34.77	$ 34.89	$ 35.25	$ 29.53	$ 30.15	$ 0.08	$ 0.06
Second	35.31	30.11	31.59	34.84	28.60	34.03	0.10	0.08
Third	36.95	29.63	35.72	41.47	33.11	39.40	0.10	0.08
Fourth	40.80	34.71	39.26	43.80	37.47	37.70	0.10	0.08

On March 23, 2007, the closing price of Tiffany & Co. Common Stock was $ 45.50 and there were 9,842 holders of record of the Company's Common Stock.

Certifications

Michael J. Kowalski and James N. Fernandez have provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as Exhibits 31.1, 31.2, 32.1 and 32.2 of the Company's Form 10-K for the year ended January 31, 2007.

As required by the New York Stock Exchange ("NYSE"), on June 5, 2006, Michael J. Kowalski submitted his annual certification to the NYSE that stated he was not aware of any violation by the Company of the NYSE corporate governance listing standards.

Trademarks, Copyrights and Patents

THE NAMES TIFFANY, TIFFANY & CO., THE COLOR TIFFANY BLUE, THE TIFFANY BLUE BOX, LUCIDA (PATENT NO. 5,970,744 et. al.), THE TIFFANY MARK, ATLAS, AND SELECTIONS ARE TRADEMARKS OF TIFFANY AND COMPANY AND ITS AFFILIATES. IRIDESSE IS A TRADEMARK OF IRIDESSE, INC. LITTLE SWITZERLAND IS A TRADEMARK OF LITTLE SWITZERLAND, INC. AND ITS AFFILIATES.

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